    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001


                                                      REGISTRATION NO. 333-65280
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                 POST-EFFECTIVE

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                XCARE.NET, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                              7374                             85-0373486
(State or other jurisdiction of      (Primary Standard Industrial              (I.R.S. Employer
incorporation or organization)       Classification Code Number)            Identification Number)

                   6400 S. FIDDLER'S GREEN CIRCLE, SUITE 1400
                           ENGLEWOOD, COLORADO 80111
                                 (303) 488-2019
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

                               LORINE R. SWEENEY

                            CHIEF EXECUTIVE OFFICER

                                XCARE.NET, INC.
                   6400 S. FIDDLER'S GREEN CIRCLE, SUITE 1400
                           ENGLEWOOD, COLORADO 80111
                                 (303) 488-2019
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

                           ARTHUR SCHNEIDERMAN, ESQ.
                            KATHLEEN B. BLOCH, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF               AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
       SECURITIES TO BE REGISTERED             REGISTERED(1)        PER SHARE(2)             PRICE         REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value..............       1,942,453             $11.945            $23,202,601            $5,801
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock.
(2) Estimated solely for purposes of calculating the registration fee based on the average of the high and low price of the Registrant's common stock on the Nasdaq National Market on July 11, 2001.
(3) Paid with original filing of registration statement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                1,942,453 SHARES

                                XCARE.NET, INC.

                                  COMMON STOCK

     This prospectus relates to the public offering of 1,942,453 shares of common stock which may be sold from time to time by the selling stockholders named in this prospectus.


     The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 50. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.


     We will not receive any of the proceeds from the sale of the shares although we have paid the expenses of preparing this prospectus and the related registration expenses.


     Our common stock is quoted on the Nasdaq National Market under the symbol "XCAR." The last reported sales price of our common stock on the Nasdaq National Market on August 28, 2001 was $17.19 per share.


                             ---------------------

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is September   , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
  XCare.net, Inc............................................    1
  Common Stock Offered......................................    1
  Price Range of Our Common Stock...........................    1
  Summary Financial Data....................................    2
  Dividends.................................................    2
  Recent Events.............................................    3
  You Should Not Rely on Forward Looking Statements.........    3
RISK FACTORS................................................    4
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA.............   11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   13
BUSINESS....................................................   25
MANAGEMENT..................................................   33
EXECUTIVE COMPENSATION......................................   37
STOCK OWNERSHIP.............................................   39
RELATED TRANSACTIONS AND CERTAIN RELATIONSHIPS..............   42
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS...........   44
SELLING STOCKHOLDERS........................................   49
PLAN OF DISTRIBUTION........................................   50
DESCRIPTION OF CAPITAL STOCK................................   53
WHERE YOU CAN FIND MORE INFORMATION.........................   55
EXPERTS.....................................................   55
LEGAL MATTERS...............................................   55
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1


                             ---------------------

     "XCare," "XCare.net" and "XTiera" are trademarks, trade names or service marks of XCare.net. This prospectus also contains trademarks, trade names and service marks of companies other than XCare.net, and these trademarks, trade names and service marks are the property of their respective holders.

                             ---------------------

     You should rely on this prospectus. We have not, and the selling stockholders have not, authorized any person to provide you with different information. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                    SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included in this prospectus. You should read the full text of, and consider carefully, the more specific details contained in or incorporated by reference into this prospectus. The terms "XCare.net," "we," "us," and "our" in this prospectus refer to XCare.net, Inc. and its subsidiaries.

                                XCARE.NET, INC.

     We are an electronic commerce service provider for healthcare businesses. We have developed an Internet-based technology platform, XTiera, using extensible mark-up language, or XML. Using XTiera, we design, develop and host custom healthcare Web sites, known as portals, for payers, providers and other healthcare industry participants. We also provide consulting services to define, develop and implement Internet healthcare strategies as well as Web site hosting, transaction processing, transaction support and maintenance services for our customers.

     Our principal executive office is located at 6400 S. Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, and our telephone number at that office is (800) 723-3033. We were incorporated in Delaware in March 1989.

                              COMMON STOCK OFFERED

     The holders of our common stock listed in this prospectus under the Section entitled "Selling Stockholders" are offering a total of 1,942,453 shares of our common stock. We are not offering any shares and will not receive any proceeds from the sale of our common stock by the selling stockholders.

                        PRICE RANGE OF OUR COMMON STOCK


     Our common stock has traded on the Nasdaq National Market under the symbol "XCAR" since our initial public offering in February 2000. The last reported sales price of our common stock on August 28, 2001 was $17.19 per share. The following table shows the quarterly high and low per share sales prices of our common stock for the periods indicated.



                                                                      HIGH     LOW
                                                                      ----     ---
       Year Ending December 31, 2001:
         Third Quarter (through August 28).........................  $17.19   $10.80
         Second Quarter............................................   13.20     5.75
         First Quarter.............................................    8.09     5.19
       Year Ended December 31, 2000:
         Fourth Quarter............................................  $ 9.81   $ 3.63
         Third Quarter.............................................    6.38     3.00
         Second Quarter............................................   14.44     4.00
         First Quarter (beginning February 10th)...................   42.00    13.75

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following consolidated historical financial information has been derived from our consolidated financial statements and accompanying notes. The annual financial data is derived from our audited consolidated financial statements. The financial data as of June 30, 2001 and for the six-month periods ended June 30, 2000 and 2001 have been derived from our unaudited condensed consolidated financial statements. This historical financial information is only a summary, and should be read along with the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 13 and our consolidated financial statements and accompanying notes beginning on page F-1.



                                                                                          SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                         JUNE 30,
                                ---------------------------------------------------    ----------------------
                                 1996      1997       1998       1999        2000         2000         2001
                                 ----      ----       ----       ----        ----         ----         ----
STATEMENTS OF OPERATIONS
  DATA:
Total revenue...............    $9,726    $ 5,984    $ 2,270    $ 4,853    $ 10,681      $ 5,541      $16,626
Net income (loss)...........    $  253    $(7,324)   $(4,082)   $(3,188)   $(17,317)     $(8,292)     $(4,386)
Net income (loss) per common
  share -- basic and
  diluted...................    $ 0.53    $(18.92)   $(10.64)   $ (6.91)   $  (1.20)     $ (0.66)     $ (0.27)
Weighted average common
  shares
  outstanding -- basic and
  diluted...................       476        390        390        472      14,399       12,498       16,502



                                                         AS OF DECEMBER 31,                      AS OF
                                        ----------------------------------------------------    JUNE 30,
                                         1996      1997        1998        1999       2000        2001
                                         ----      ----        ----        ----       ----      --------
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments............    $1,394    $   697    $    198    $  7,455    $78,319    $ 77,984
Total assets........................    $4,492    $ 4,026    $  2,805    $ 13,183    $96,908    $106,141
Mandatory redeemable convertible
  preferred stock...................    $   --    $ 6,728    $  6,827    $ 23,842    $    --    $     --
Stockholders' equity (deficit)......    $  842    $(6,537)   $(10,620)   $(13,172)   $92,839    $ 93,009


                                   DIVIDENDS

     Except for dividends declared in connection with its status as an S corporation prior to January 1996, we have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 RECENT EVENTS


     On August 13, 2001, we completed the acquisition of Healthcare.com Corporation, a company headquartered in Atlanta, Georgia. Under the merger agreement, we issued approximately 12.2 million shares of our common stock in exchange for outstanding shares of Healthcare.com stock and options and warrants to purchase Healthcare.com stock. The exchange ratio was 0.375 shares of our common stock for each share of Healthcare.com common stock.



     On June 7, 2001, we completed the acquisition of Confer Software, Inc., a company based in San Carlos, California, that has developed eBusiness Process Management (eBPM) software infrastructure, tools and applications. Under the terms of the acquisition agreement, we issued 592,453 shares of our common stock to the Confer stockholders and assumed an employee bonus obligation totaling $461,250 that we paid in cash at closing. Ann Ting, Confer's president and chief operating officer, has been appointed as our executive vice president and chief technology officer.


               YOU SHOULD NOT RELY ON FORWARD LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally preceded by words that state or imply that a future event or outcome will occur such as "is expected," "is anticipated" or "will." These statements include statements relating to our business, results of operations and financial condition. As you read this prospectus and evaluate an investment in our common stock, you should keep in mind that forward-looking statements are not guarantees of our future performance. The forward looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements, including the risks described in the section entitled "Risk Factors" beginning on page 4.

                                  RISK FACTORS


     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all of your investment.



WE MAY HAVE DIFFICULTY PREDICTING FUTURE RESULTS OF OPERATIONS.



     Although we commenced operations in March 1989, we did not begin focusing on Internet-based health care solutions until early 1999. Due to our limited history in the Internet-based health care market, it is difficult for us to predict with accuracy our future results of operations. For example, we cannot accurately forecast expenses based on our historical results because our experience in our current market is limited, and we are required to forecast expenses in part on future revenue projections. The provision of services using Internet technology in the health care industry is a developing business that is inherently riskier than business in industries where companies have established operating histories. Accordingly, our historical financial results are not necessarily indicative of our future financial performance.



WE HAVE HISTORICALLY INCURRED LOSSES AND WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.



     We incurred net losses for the three and six months ended June 30, 2001 and for the years ended December 31, 2000, 1999 and 1998. As of June 30, 2001, we had an accumulated deficit of $36.0 million. Since we began developing and marketing our Internet-based health care products and services in early 1999, we have funded our business primarily by borrowing funds and from the sale of our stock, not from cash generated by our business. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses. As a result, we may experience losses and negative cash flows in the future. Factors which may prevent us from achieving or maintaining profitability and cause our stock price to decline include the demand for and acceptance of our products, product enhancements and services, and our ability to attract new customers, as well as a number of other factors described elsewhere in this section.



OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, CAUSING OUR SHARE PRICE TO DECLINE.



     Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate in the future depending on a number of factors described below and elsewhere in this section, including: any delay in the introduction of new applications, services and product offerings and enhancements of existing solutions; the loss of a major customer; reductions in the average selling prices of our applications, services and product offerings; cost pressures from shortages of skilled technical employees, increased product development and engineering expenditures; and changes in industry market conditions.



     Due to the factors described above and other factors, our quarterly results could fluctuate substantially in the future, and quarterly comparisons may not indicate reliable trends of future performance. If our operating results do not meet the expectations of securities analysts and investors, our share price is likely to decline.



EXPENSES RELATED TO THE ACQUISITION AND INTEGRATION OF HEALTHCARE.COM COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.



     We incurred direct transaction costs of approximately $3.6 million in connection with the acquisition of Healthcare.com and additional costs related to the integration of the companies. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to our stockholders resulting from the issuance of shares in connection with the merger, our financial results, including earnings per share, could be adversely affected.

OUR REPORTED FINANCIAL RESULTS MAY SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT AND THE IMPACT OF AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES RELATING TO THE ACQUISITION OF HEALTHCARE.COM.



     We will account for the acquisition of Healthcare.com as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of Healthcare.com acquired will be recorded as goodwill and other intangible assets. We currently estimate that the amount of purchase cost allocated to goodwill and other intangibles will be approximately $72.9 million.



     In July 2001, the Financial Accounting Standards Board issued Statements No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. These statements eliminate amortization of goodwill and instead will require us to perform impairment tests at least annually on all goodwill and other intangible assets. These statements are required to be adopted by us on January 1, 2002 and for any acquisitions entered into after July 1, 2001.



IF WE FAIL TO DEVELOP NEW RELATIONSHIPS OR MAINTAIN OUR EXISTING RELATIONSHIPS WITH ESTABLISHED HEALTHCARE INDUSTRY PARTICIPANTS, WE MAY EXPERIENCE DELAYS IN THE GROWTH OF OUR BUSINESS.



     Relationships with established healthcare industry participants are critical to our success. These relationships include customer, vendor, distributor and co-marketer relationships. To date, we have established only a limited number of these relationships, and these relationships are in the early stages of development. If we cannot successfully establish new relationships with key healthcare industry participants, our business may grow slowly, or not at all.



     Much of our success will depend on our ability to leverage Healthcare.com's existing relationships into greater sales of our information sharing technology. If we were to lose any of our existing relationships, or if the other parties were to fail to collaborate with us to pursue additional business relationships, we would not be able to execute our business plans and our business would suffer significantly.



IF THE HEALTHCARE INDUSTRY DOES NOT ACCEPT THE NEED FOR A COMMON TECHNOLOGY PLATFORM, OUR BUSINESS MAY NOT GROW AS QUICKLY AS PLANNED OR AT ALL.



     To date, the healthcare industry has been resistant to adopting new information technology applications, services and product offerings. Electronic information exchange and transaction processing by the healthcare industry is still developing. Complexities in the nature of healthcare transactions and lack of a common technology platform are significant issues in the development and acceptance of information technology applications, services and product offerings by the industry. There are currently hundreds of different incompatible hardware, software and database components. If healthcare industry participants do not accept the need to integrate pre-existing information technology components, the market for our applications and services would not develop and our business may not grow.



IF XML FAILS TO BECOME A STANDARD DATA EXCHANGE PROTOCOL FOR THE INTERNET, THE MARKETABILITY OF OUR PRODUCTS WILL BE IMPAIRED.



     Our XTiera product operates with the extensible mark-up language, or XML. The failure of XML to become established would seriously impede the marketability of many of our products and force us to adapt our products to other data exchange protocols. Any such adaptation would entail substantial costs, would require substantial time and effort, and might not lead to marketable or competitive products. In addition, if incompatible versions of the XML standard arise in the market, the market for XML-based applications may grow slowly or not at all. If the version of XML for which we have developed applications, services and product offerings does not gain widespread acceptance, we will have to adapt our products to another version of XML, which will cause delays in shipments of our application and product offerings and impede our ability to provide services.

OUR REVENUES ARE CONCENTRATED IN A FEW CUSTOMERS, WHICH PUTS OUR REVENUES AT
RISK.

     We have historically received a substantial majority of our revenues from a limited number of customers. In 2000, our sales to HealthNet, Inc. and Nursefinders, Inc. accounted for 17% and 10% of our revenues, respectively. In 1999, sales to Methodist Care, Inc., Expert Practice, Inc., American Medical Pathways, Inc., Brokerage Services Incorporated and Quest Diagnostics Incorporated accounted for 20%, 12%, 12%, 11% and 10% of our revenues, respectively.

     We expect that a significant portion of the combined company's revenues will depend on sales to a small number of customers. If we do not generate as much revenue from these major customers as we expect to, or if we lose certain of them as customers, our total revenue will be significantly reduced.

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY DUE TO THE LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR PRODUCTS AND SERVICES AND, AS A RESULT, OUR REVENUES MAY BE DELAYED AND OUR RESULTS OF OPERATIONS AND SHARE PRICE MAY FLUCTUATE.

     Because our applications, services and product offerings have lengthy sales and implementation cycles, it is difficult for us to forecast the timing and recognition of revenues from sales of our applications, services and product offerings. Since we are unable to control many of the factors that will influence our customers' buying decisions, the lengthy sales cycle could cause our operating results to be below the expectations of analysts and investors.

     A key element of our strategy is to market our applications, services and product offerings to large organizations with significant data management and access needs. The sales process normally involves a significant evaluation process, and commitment of budgets may be subject to delays due to a customer's internal procedures for approving new expenditures and deploying new technologies. The period between initial customer contact and a purchase order typically ranges between three to nine months.

     In addition, we often must provide a significant level of education to our prospective customers regarding the use and benefit of our applications, services and product offerings, which may cause additional delays during the evaluation and acceptance process. Our long and unpredictable sales cycle can result in delayed revenues, difficulty in matching revenues with expenses and increased expenditures, which together may contribute to fluctuations in our results of operations and share price.

WE MAY LOSE EXISTING CUSTOMERS OR BE UNABLE TO ATTRACT NEW CUSTOMERS IF WE DO NOT DEVELOP NEW APPLICATIONS, SERVICES AND PRODUCTS OR IF THESE SOLUTIONS DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGES.

     Technologies are evolving rapidly and the technology used by any business that relies heavily on the Internet is subject to rapid change and obsolescence. If we are not able to maintain and improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and evolving customer requirements and achieve market acceptance, we may lose existing customers or be unable to attract new customers. We may not be successful in developing and marketing product enhancements or new products that respond to technological advances by others on a timely or cost-effective basis. In addition, such applications, services and product offerings may contain licensed components, which may be difficult to integrate or may cause the solutions to be ineffective. These products, if developed, may not achieve market acceptance. Any delay or problems in the installation or implementation of new products or services may cause customers to forego purchases from us and could cause them to purchase from our competitors.

IF COMPLIANCE WITH GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY BECOMES COSTLY AND DIFFICULT FOR OUR CUSTOMERS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS.

     Participants in the healthcare industry are subject to extensive and frequently changing regulation under numerous laws administered by governmental entities at the federal, state and local levels, some of which are, and others of which may be, applicable to our business. Furthermore, our healthcare service provider, payer and plan customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

     The healthcare market itself is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operations of healthcare organizations. Changes in current healthcare financing and reimbursement systems, such as modifications which may be required by the Health Insurance Portability and Accountability Act of 1996, may cause us to make unplanned enhancements of software applications or services, result in delays or cancellations of orders, or result in the revocation of endorsement of our applications and services by healthcare participants. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare market participants operate. Healthcare market participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.

BECAUSE WE PROVIDE UTILIZATION REVIEW SERVICES, WE MAY BE LIABLE FOR THE DENIAL OF PAYMENTS FOR MEDICAL CLAIMS OR MEDICAL SERVICES.

     One of the functions of our applications is automatic adjudication of whether a claim for payment or service should be denied or whether existing coverage should be continued based upon particular plans, contracts and industry-standard, clinical-support criteria. Our payer customers are ultimately responsible for deciding whether to deny claims for payment or medical services. It is possible, however, that our customers may assert that we are liable for denying payment of covered medical claims or medical service. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability.

WE MAY FACE PRODUCT-RELATED LIABILITIES THAT COULD FORCE US TO PAY DAMAGES, WHICH WOULD HURT OUR REPUTATION.

     We and Healthcare.com have historically joined with our respective customers to test their applications, services and product offerings. Despite these quality control efforts, it is possible that some of these applications, services and/or products may not achieve contracted performance levels or may contain defects, including defects that could result in system failures. These defects or problems could reduce customer satisfaction, which in turn could result in contract damages or the loss of or delay in generating revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or increased insurance costs.

     Both ours and Healthcare.com's contracts generally limit liability arising from errors. However, these provisions may not be enforceable and may not protect us from liability. While we have general liability insurance that we believe is adequate, including coverage for errors and omissions, we may not be able to maintain this insurance on reasonable terms in the future. In addition, our insurance may not be sufficient to cover large claims and our insurer could disclaim coverage on claims. If we are liable for an uninsured or underinsured claim or if our premiums increase significantly, our financial condition could be materially harmed.

IF WE DO NOT ESTABLISH AND MAINTAIN OUR BRAND, OUR REPUTATION COULD BE ADVERSELY AFFECTED.

     In order to increase our customer base and expand our online traffic, we must establish, maintain and strengthen our brand. For us to be successful in establishing our brand, healthcare professionals must perceive us as offering quality, cost-effective, communications, information and administrative services. Our reputation and brand name could be harmed if we experience difficulties in introducing new applications, services and product offerings, if these applications, services and product offerings are not accepted by customers, if we are required to discontinue existing applications, services and product offerings or if our products and services do not function properly.

ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS AND DILUTE STOCKHOLDER VALUE.


     We have recently made several business acquisitions, and our success will depend, to a great extent, on our ability to smoothly integrate these entities. In the fourth quarter of 2000, we acquired Integrated Media, Inc. and United/HealthScope, Inc. d/b/a Advica Health Resources and in the second quarter of 2001, we acquired Confer Software, Inc., a company that provides e-business process management software infrastructure, tools and applications. In the third quarter of 2001, we acquired Healthcare.com Corporation.


     These acquisitions, either individually or as a whole, could divert our attention from other business concerns and expose us to unforeseen liabilities or risks associated with entering new markets and integrating these new entities. Further, the integration of these entities may cause us to lose key employees. Integrating newly acquired organizations and technologies could be expensive, time consuming and may strain our resources. In addition, we may lose our current customers if any acquired companies have relationships with competitors of our customers. Consequently, we may not be successful in integrating these acquired businesses or technologies and may not achieve anticipated revenue and cost benefits, which could hurt your prospective investment in the combined company.

     We have paid for some of these recent acquisitions by issuing additional common stock, which has diluted our stockholders. We may continue to finance our future acquisitions through the issuance of additional common stock, to the extent we do so, your potential investment in the combined company will be diluted. We may also opt to use cash to buy companies or technologies in the future. If we use cash, we may need to incur debt to pay for these future acquisitions. Acquisition financing may not be available on favorable terms or at all. In addition, we may be required to write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our results of operations. If we fail to execute our acquisition strategy successfully, for any reason, our business will suffer significantly.

IF OUR PROPRIETARY TECHNOLOGY IS SUBJECTED TO INFRINGEMENT CLAIMS, WE MAY HAVE TO PAY DAMAGES OR SEEK A LICENSE FROM THIRD PARTIES, WHICH COULD DELAY SALES OF OUR PRODUCTS, AND IF OUR PROPRIETARY TECHNOLOGY IS INFRINGED UPON, WE MAY EXPERIENCE LOSSES.

     Our intellectual property is important to our business. We expect that we could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our applications overlap with competitive offerings. These claims, whether or not meritorious, could be expensive, divert our attention from operating our company, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition and results of operations. If we become liable to third parties for infringing on their intellectual property rights, we would be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. In the event an intellectual property claim against us was successful and we could not obtain a license on acceptable terms, license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be seriously harmed.

     In addition, we may not be able to protect against misappropriation of our intellectual property. Third parties may infringe upon our intellectual property rights, we may not detect this unauthorized use and we may be unable to enforce our rights.

WE RELY ON THIRD PARTIES FOR TECHNOLOGY IN OUR PRODUCTS. IF WE CANNOT MAINTAIN LICENSES TO KEY THIRD-PARTY SOFTWARE, SHIPMENTS OF OUR PRODUCTS COULD BE DELAYED UNTIL EQUIVALENT SOFTWARE CAN BE DEVELOPED OR LICENSED AND/OR INTEGRATED INTO OUR PRODUCTS. FURTHER, THE FAILURE OF THIRD PARTY VENDORS TO PROVIDE TECHNOLOGY NECESSARY FOR OUR PRODUCTS TO FUNCTION PROPERLY MAY PUT OUR REVENUES AT RISK.

     We depend upon third-party suppliers and licensors to provide software that is incorporated in certain of our products and the products that we distribute. We do not have control over the scheduling and quality of work of such third-party software suppliers and licensors. Additionally, the third-party software may not continue to be available to us on commercially reasonable terms, if at all. Our agreements to license certain third-party software will terminate after specified dates unless they are renewed. It is anticipated that the combined company will sell multiple products to the same customer. Problems with the third party technology in one product may adversely affect sales of other products to the same customer.

OUR PRODUCTS MAY BE AFFECTED BY UNKNOWN SOFTWARE DEFECTS.

     Our products depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when enhancements or new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current products or enhancements until after they are deployed. To date neither we nor Healthcare.com have experienced any material software defects, however it is possible that, despite continued testing by the combined company, defects may occur in our software. These defects could cause performance interruptions, which could damage our reputation with existing or potential customers, increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

IF WE ARE UNABLE TO PROTECT AND ENFORCE OUR TRADE NAMES, INTERNET ADDRESS, INTELLECTUAL PROPERTY RIGHTS OR PROPRIETARY TECHNOLOGY RIGHTS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY SUFFER.

     We seek to protect our brand and our other intellectual property through a combination of copyright, trade secret and trademark laws. We have recently filed federal trademark applications for "XCare.net," "XTiera," "Solution Channels" and "the Business to Business Platform for eHealth." We cannot guarantee that any of these trademark applications will be granted. If we are unable to secure registration of these marks or otherwise obtain the right to use these marks under contract or common law, we may be required to stop using these marks. This could cause confusion to our customers and in the marketplace and harm our business, financial condition and results of operations.

     In addition, our future success and ability to compete in our markets depend in part on our proprietary rights to products and services, which we develop. We rely on copyright, trademark and trade secret laws and contractual restrictions. We also expect to rely on patents to protect our proprietary technology and to rely on similar proprietary rights of any of our technology providers. We have filed a patent application to protect certain of our proprietary technology. We cannot assure you that such application will be approved or, if approved, will be effective in protecting our proprietary technology. We enter into confidentiality agreements with all of our employees, as well as with our customers and potential customers seeking proprietary information, and limit access to and distribution of our software, documentation and other proprietary information.

     Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of our resources.

OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND OUR QUARTERLY OPERATING RESULTS MAY VARY SIGNIFICANTLY IN THE FUTURE.

     Quarterly revenue and operating results depend upon, among other things, the volume and timing of customer contracts and service orders received, as well as the amount of each contract that we are able to recognize as revenue. These factors are difficult to forecast. In addition, as is common in the software industry, a significant portion of our license revenue in a given quarter historically has been recorded in the last month of that quarter. Our expense levels for each quarter, however, are based primarily on our estimates of future revenue and are largely fixed. As a result, we may be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. Any significant shortfall in revenue in relation to our planned expenditures may cause our quarterly operating results to fail to meet the expectations of securities analysts and investors, causing our share price to decline.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

     On July 12, 2000, our board of directors approved a preferred stock rights agreement. This plan is not intended to prevent a takeover, but to protect and maximize the value of stockholders' interests. In addition, provisions of our certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

OUR COMMON STOCK PRICE MAY CONTINUE TO BE HIGHLY VOLATILE AND WE MAY BE SUBJECT TO LITIGATION AS A RESULT OF SUCH VOLATILITY.

     The trading price of our common stock may be volatile. The stock market in general, and the market for technology and software companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies.

     These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including:

     - changes in expectations of our future financial performance;

     - changes in securities analysts' estimates (or our failure to meet such estimates);

     - announcements of technological innovations;

     - customer and distributor relationship developments;

     - conditions affecting our targeted markets in general; and

     - quarterly fluctuations in our revenue and financial results.

     Since our initial public offering in February of 2000, the price of our common stock has fluctuated significantly from our initial public offering price of $18.00, rising as high as $42.00 and dropping as low as $3.00. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If this were to happen to us, litigation would be expensive and would divert management's attention.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected consolidated historical financial data should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 13 of this prospectus and our consolidated financial statements and accompanying notes beginning on page F-1 of this prospectus. The consolidated financial data set forth below for the years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000, are derived from and are qualified by reference to our consolidated financial statements included in this prospectus. The consolidated financial data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which can be derived from other filings with the Securities Exchange Commission. The consolidated financial data as of June 30, 2001, and for the six-month periods ended June 30, 2000 and 2001, have been derived from our unaudited consolidated financial statements and accompanying notes beginning on page F-24 which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. Historical results are not necessarily indicative of results for any future period.



                                                                                        SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                        JUNE 30,
                               ----------------------------------------------------    -------------------
                                1996       1997       1998       1999        2000        2000       2001
                                ----       ----       ----       ----        ----        ----       ----
STATEMENTS OF OPERATIONS
  DATA:
Total revenue..............    $ 9,726    $ 5,984    $ 2,270    $ 4,853    $ 10,681    $  5,541    $16,626
Total costs and expenses...     10,523     14,641      5,915      7,974      33,025      16,036     22,984
                               -------    -------    -------    -------    --------    --------    -------
Loss from operations.......       (797)    (8,657)    (3,645)    (3,121)    (22,344)    (10,495)    (6,358)
Settlements received from
  contract terminations....      2,250        250         --         --          --          --         --
Interest income (expense),
  net......................         --          5       (437)       (67)      5,027       2,203      1,972
                               -------    -------    -------    -------    --------    --------    -------
Income (loss) before income
  taxes....................      1,453     (8,402)    (4,082)    (3,188)    (17,317)     (8,292)    (4,386)
Income tax (benefit)
  expense..................      1,200     (1,078)        --         --          --          --         --
                               -------    -------    -------    -------    --------    --------    -------
Net income (loss)..........    $   253    $(7,324)   $(4,082)   $(3,188)   $(17,317)   $ (8,292)   $(4,386)
                               =======    =======    =======    =======    ========    ========    =======
Net income (loss) per
  common share -- basic and
  diluted..................    $  0.53    $(18.92)   $(10.64)   $ (6.91)   $  (1.20)   $  (0.66)   $ (0.27)
                               =======    =======    =======    =======    ========    ========    =======
Weighted average common
  shares
  outstanding -- basic and
  diluted..................        476        390        390        472      14,399      12,498     16,502
                               =======    =======    =======    =======    ========    ========    =======



                                                         AS OF DECEMBER 31,                      AS OF
                                        ----------------------------------------------------    JUNE 30,
                                         1996      1997        1998        1999       2000        2001
                                         ----      ----        ----        ----       ----      --------
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investment.............    $1,394    $   697    $    198    $  7,455    $78,319    $ 77,984
Working capital.....................    $  243    $  (952)   $ (5,335)   $  8,138    $82,759    $ 80,737
Total assets........................    $4,492    $ 4,026    $  2,805    $ 13,183    $96,908    $106,141
Long-term debt......................    $1,317    $   939    $    284    $     --    $    --    $     --
Mandatory redeemable convertible
  preferred stock...................    $   --    $ 6,728    $  6,827    $ 23,842    $    --    $     --
Stockholders' equity (deficit)......    $  842    $(6,537)   $(10,620)   $(13,172)   $92,839    $ 93,009

                   UNAUDITED QUARTERLY RESULTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     These unaudited quarterly results should be read in conjunction with the financial statements included in this prospectus. Our operating results are expected to vary significantly from quarter to and are not necessarily indicative of results for any future period.


                                                                     THREE MONTHS ENDED
                                             -------------------------------------------------------------------
                                             MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                               1999         1999          1999             1999          2000
                                             ---------    --------    -------------    ------------    ---------
Total revenue............................     $1,311       $  530        $   813         $ 2,199        $ 2,852
                                              ------       ------        -------         -------        -------
Costs and expenses:
  Cost of revenue........................        923          714            784           1,502          2,797
  Sales and marketing....................        155          138            252             560          1,110
  General and administrative.............        144          282            759             682          1,867
  Research and development...............        104           57            256             158            461
  Stock compensation expense.............         --           --            112             392            518
                                              ------       ------        -------         -------        -------
     Total costs and expenses............      1,326        1,191          2,163           3,294          6,753
                                              ------       ------        -------         -------        -------
Loss from operations.....................        (15)        (661)        (1,350)         (1,095)        (3,901)
Interest income (expense), net...........       (136)        (122)           108              83            698
                                              ------       ------        -------         -------        -------
  Net loss...............................     $ (151)      $ (783)       $(1,242)        $(1,012)       $(3,203)
                                              ======       ======        =======         =======        =======
  Net loss per common share -- basic and
     diluted.............................     $(0.43)      $(2.00)       $ (2.36)        $ (1.81)       $ (0.37)
                                              ======       ======        =======         =======        =======



                                                                    THREE MONTHS ENDED
                                            ------------------------------------------------------------------
                                            JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,
                                              2000          2000             2000          2001         2001
                                            --------    -------------    ------------    ---------    --------
Total revenue...........................    $ 2,689        $ 1,961         $ 3,179        $ 7,590     $ 9,036
                                            -------        -------         -------        -------     -------
Costs and expenses:
  Cost of revenue.......................      3,016          3,190           5,170          6,353       6,215
  Sales and marketing...................      1,891          1,203           1,012          1,389       1,564
  General and administrative............      2,981          2,038           2,321          2,570       1,847
  Research and development..............        989            427           1,075          1,141         945
  Amortization of goodwill and other
     acquired intangibles...............         --             --              96            303         361
  Stock compensation expense............        406            286             171            135         161
                                            -------        -------         -------        -------     -------
     Total costs and expenses...........      9,283          7,144           9,845         11,891      11,093
                                            -------        -------         -------        -------     -------
Loss from operations....................     (6,594)        (5,183)         (6,666)        (4,301)     (2,057)
Interest income, net....................      1,505          1,446           1,378          1,100         872
                                            -------        -------         -------        -------     -------
  Net loss..............................    $(5,089)       $(3,737)        $(5,288)       $(3,201)    $(1,185)
                                            =======        =======         =======        =======     =======
  Net loss per common share -- basic and
     diluted............................    $ (0.31)       $ (0.23)        $ (0.32)       $ (0.20)    $ (0.07)
                                            =======        =======         =======        =======     =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are an electronic commerce service provider for healthcare businesses. We have developed an Internet-based technology platform, XTiera, using extensible mark-up language, or XML. Using XTiera, we design, develop and host custom healthcare Web sites, known as portals, for payers, providers and other healthcare industry participants. Through these portals, we link healthcare providers, payers and other industry participants into a community to create an Internet exchange. We use XTiera to deliver a broad range of applications, services and electronic product offerings that streamline and automate high-volume, data-intensive transactions and processes. We process transactions such as eligibility checking, claims status, referral processing and physician credentialing and enrollment. We also provide consulting services to define, develop and implement Internet healthcare strategies as well as Web site hosting, transaction processing, transaction support and maintenance services for our customers. XTiera is based on XML, in conjunction with the Topic Navigation Mapping standard. The enhanced integration and filtering capabilities are designed to meet the demands of healthcare industry participants. We expect XML to be a predominant protocol for exchanging data for electronic commerce in the future. Topic Navigation Mapping provides a standard format for indexing and structuring the XML formatted content. We take advantage of the benefits of both XML and Topic Navigation Mapping technologies to process data trapped in usually incompatible legacy computer systems, allow for automation of healthcare processes and integrate a wide variety of healthcare data including audio, video and text. We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services.

     We were incorporated in Delaware in March 1989 under the name Reilly Dike Dosher Corporation, Inc. In December 1996, we changed our name to MPower Solutions, Inc. We have historically derived a significant portion of our revenue from sales of mainframe and client-server software for managed health care systems and from providing services to health care organizations seeking to outsource administrative functions.


     In early 1998, we identified an emerging opportunity to utilize the Internet to connect health care participants together into a community structure. We saw this as an opportunity to provide a more efficient service to health care and to offer our existing services, as well as additional applications, services and products, through a more efficient delivery medium. Beginning in mid-1998, we began to focus on Internet-based health care solutions. In April 1999, we changed our name to XCare.net, Inc. We intend to derive an increasing portion of our future revenue from our Internet-based applications, services and product offerings.



     On February 9, 2000, the SEC declared effective our Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering, or IPO, of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share. Our proceeds from the IPO, after calculation of the underwriter's discount of $7.2 million, totaled $94.2 million, net of offering costs of $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of our convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.



     In October 2000, we entered into a Software License and Services Agreement with MedUnite, Inc. to provide software development services related to a pilot program. These services are provided on a time and materials basis and the agreement was cancelable at MedUnite's discretion subsequent to the delivery of the first pilot and prior to the contract contingency date. The contingency date occurred in the second quarter of 2001 without cancellation from MedUnite. In addition, we will host MedUnite's pilot program. We have received the next scheduled payment under the agreement and are expected to provide ongoing transaction processing, maintenance, software development and technical services. The software license fee will be amortized over the initial maintenance term of four years.



     In connection with the agreement, we issued warrants to MedUnite to purchase 1.35 million shares of our common stock at an exercise price of $4.06. The warrants were immediately vested, exercisable and non-forfeitable for a period of eighteen months from the date of grant. The fair value of the warrants was calculated to be $3.1 million and was determined using the Black-Scholes option pricing model utilizing a volatility factor of 120%, risk-free interest rate of 6.0% and an expected life of 18 months. The amounts billed to MedUnite up to the date that the first pilot was delivered (March 2001) has been reduced by the fair value attributed to the warrants. For the year ended December 31, 2000, we allocated $2.2 million of the warrant charge to billings and amounts billable. The remaining value of the warrant of $0.9 million at December 31, 2000 was included in other current assets. For the three months ended March 31, 2001, we charged the remaining warrant value of $0.9 million to billings and amounts billable.



     On November 8, 2000, we purchased all of United Healthscope, Inc.'s d/b/a Advica Health Resources common shares. The purchase price totaling $2.2 million included 70,000 shares of our common stock, $830,000 in cash, and professional fees directly related to the acquisition, net of accounts receivable and our investment in Advica. The purchase price was allocated to the acquired assets and liabilities at their fair values as of November 8, 2000. The acquired intangibles consisted of $549,000 in customer base, $488,000 in acquired workforce, and $86,000 to trade name. The remaining excess purchase price of $525,000 was recorded as goodwill.



     In conjunction with the purchase of Advica, we incurred approximately $273,000 in costs primarily related to the involuntary termination benefits of Advica employees and for other costs to integrate operating activities. Employee termination benefits of $95,000 had been paid as of December 31, 2000. The remaining balance was paid in January 2001.



     On November 29, 2000, we purchased all of Integrated Media Inc.'s common stock. The purchase price, totaling $2.1 million, consisted primarily of cash and professional fees directly related to the acquisition. The total purchase price was allocated to the assets and liabilities at their fair values as of November 29, 2000. The acquired identifiable intangible assets totaling $322,000 consisted primarily of acquired workforce and customer base with the remaining excess purchase price of $1.62 million being recorded as goodwill. In addition to the $2.1 million purchase price, we agreed to pay $1.0 million to the former president of Integrated Media as compensation for his assistance with the transition over the next year. The unpaid balance of $0.5 million is included in other current assets and is being amortized to sales and marketing expense over the term of the agreement.



     We retained an independent appraiser to assist with the assigning of the fair values to the intangibles acquired from Advica and Integrated Media. The valuations relied on methodologies that most closely related to the fair market value assignment with the economic benefits provided by each asset and risks associated with the assets. The total goodwill and identifiable intangible assets acquired of $3.5 million are being amortized over their estimated lives of 3 years.



     Advica and Integrated Media became our wholly-owned subsidiaries effective on the date of the acquisitions and both transactions were accounted for under the purchase method of accounting in the fourth quarter of 2000. Operating results for both Advica and Integrated Media from the date of acquisition are included in our consolidated financial results.



     On June 7, 2001, we consummated the acquisition of Confer Software, Inc., by merger of one of our wholly-owned subsidiaries with Confer. As a result of the merger, Confer is now our wholly-owned subsidiary. The purchase price totaling $6.2 million included 592,453 shares of our common stock in exchange for outstanding shares of Confer capital stock, the assumption of a $461,250 employee bonus plan that was paid in cash and $1.7 million in professional fees. The transaction was accounted for as a purchase.



     We will retain an independent appraiser to assist with the assigning of the fair values to the identifiable intangibles acquired from Confer. Preliminary goodwill and identifiable intangible assets acquired of $4.9 million are being amortized over their estimated lives of 7 years. Operating results for Confer from the date of acquisition are included in our consolidated financial results.



     In May 2001, we entered into a definitive merger agreement with Healthcare.com Corporation. Under the terms of the merger, one of our wholly-owned subsidiaries merged with Healthcare.com and Healthcare.com became our wholly-owned subsidiary. Healthcare.com stockholders received 0.375 shares of the our common stock for each share Healthcare.com common stock they owned and 1.745 shares of our common stock for each share of Healthcare.com Series B preferred stock they owned.



     Our board of directors and shareholders and Healthcare.com's board of directors and shareholders approved the merger and the transaction closed on August 13, 2001.



     We recognize revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" as amended. We derive revenue from license fees and related services under the terms of fixed price contracts. Maintenance revenue is derived from agreements for supporting and providing periodic updates to licensed software. Consulting revenue consists of revenue from consulting services provided pursuant to time and materials contracts. Transaction processing revenue is derived from transaction processing services and is recognized on a per-transaction basis as services are performed. Operational support revenue is derived from agreements for supporting and maintaining customers' processing environments and is recognized ratably over the service period.



     License fees and related services revenue is generally recognized from fixed price contracts using the percentage-of-completion method of accounting when services are essential to the functionality of the delivered software and collectibility of fees is probable. Where collectibility of fees is not probable, we defer revenue and the related costs as deferred contract costs and recognize revenue and cost of revenue as cash is collected.



     We may encounter budget and schedule overruns on fixed price contracts caused by increased material, labor or overhead costs. Adjustments to cost estimates are made in the periods in which the facts requiring such revisions become known. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. We do not require collateral for our receivables and an allowance is maintained for potential credit losses.



     In arrangements where services are not essential to the functionality of the delivered software, and we have no other obligations, we recognize license revenue when the agreement has been signed, delivery has occurred, the fee is fixed or determinable and collectibility is probable.



     Maintenance revenue is recorded as unearned revenue and is recognized ratably over the service period, which is generally 12 months. When maintenance is bundled with the original license fee arrangement, its fair value is deferred and recognized during the period such services are provided.



     Revenue from consulting services provided pursuant to time-and-materials contracts is recognized as the services are performed.



     Cost of revenue includes personnel and related benefit costs, payments to third-party consultants who assist with implementation and support services, facilities costs and equipment depreciation. Sales and marketing expenses consist of personnel and related benefit costs, including commissions, travel expenses, field sales office expenses and advertising and promotion costs. General and administrative expenses include personnel and related benefit costs for our executive, administrative, finance and human resources functions, as well as legal and accounting fees, insurance expense, investor relation costs and bad debt expense. Research and development expense includes personnel and related benefit costs for product development, enhancements to existing applications and services and quality assurance activities.

RESULTS OF OPERATIONS


     YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


     The following table sets forth financial data for the periods indicated as a percentage of revenue.


                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1998        1999         2000
                                                                 ----        ----         ----
Total revenue...............................................     100.0%      100.0%       100.0%
                                                                ------       -----       ------
Costs and expenses:
  Cost of revenue...........................................      91.9        80.8        132.7
  Sales and marketing.......................................      42.5        22.8         48.8
  General and administrative................................      96.7        38.5         86.2
  Research and development..................................      29.5        11.8         27.6
  Goodwill and other intangibles amortization...............        --          --          0.1
  Stock compensation expense................................        --        10.4         12.9
                                                                ------       -----       ------
       Total costs and expenses.............................     260.6       164.3        309.2
                                                                ------       -----       ------
Loss from operations........................................    (160.6)      (64.3)      (209.2)
Interest income (expense), net..............................     (19.2)       (1.4)        47.1
                                                                ------       -----       ------
Net loss....................................................    (179.8)%     (65.7)%     (162.1)%
                                                                ======       =====       ======


     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Total Revenue. Total revenue increased $5.8 million, or 120.0%, to $10.7 million for the year ended December 31, 2000 from $4.9 million for the year ended December 31, 1999. Amounts billed or billable to MedUnite of $2.2 million as of December 31, 2000 were reduced by the same amounts which relate to the fair value of the warrants issued to MedUnite in connection with the Agreement discussed above. The increase in total revenue is primarily related to increased development and consulting revenues derived from increased Internet-based development projects over the prior year. Internet-based development projects generally are higher in dollar value than our other services. Higher recurring revenue from Web site hosting, transaction processing and maintenance services for the twelve months ended December 31, 2000 as compared to the twelve months December 31, 1999 also added to the increase in total revenue. Total revenue also increased due to the acquisition of Advica Health Resources and Integrated Media in the fourth quarter of 2000.

     Cost of revenue. Cost of revenue increased $10.3 million, or 261.3%, to $14.2 million for the year ended December 31, 2000 from $3.9 million for the prior comparable period. The increase in the cost of revenue is related to the cost of additional personnel and third party contractors to support the growth in our Internet-based development projects. Expenses also increased due to the acquisitions of Advica Health Resources and Integrated Media.

     Sales and marketing. Sales and marketing expenses increased $4.1 million, or 372.0%, to $5.2 million for the year ended December 31, 2000 from $1.1 million for the year ended December 31, 1999. Sales and marketing expenses increased due to additional personnel, benefits and increased travel and entertainment, trade show and conference expenses as our sales force and marketing efforts were expanded and intensified. Increased commission expense related to obtaining significant contracts also added to the increase.

     General and administrative. General and administrative expenses increased $7.3 million, or 393.1%, to $9.2 million for the year ended December 31, 2000 from $1.9 million for the year earlier period. The increase in general and administrative expenses was primarily due to:

     - an increase in personnel in the areas of human resources, accounting and administration and an increase in benefits expense related to the increase in personnel and recruiting costs,

     - higher legal and accounting fees associated with periodic reporting requirements of a public company,

     - increased insurance expense related to purchasing directors and officers insurance,

     - higher rent expense related to expansion of our facilities,

     - higher depreciation expense related to an increase in capital expenditures to support our operations,

     - the acquisition of Advica Health Resources and Integrated Media, and

     - increased investor relations expense associated with a public company.

     Research and development. Research and development expenses increased $2.4 million, or 413.4%, to $3.0 million for the year ended December 31, 2000 from $0.6 million for the year ended December 31, 1999. The increase in research and development expenses reflects an increased use of third-party contractors related to the development of our transaction platform, XTiera offset by a decrease in salary expense. Additionally, higher rent expense related to our new Santa Clara research and development facility also added to the increase in research and development expense.

     Amortization of goodwill and acquired intangibles. The amortization of goodwill and acquired intangibles results from our acquisitions of Advica Health Resources and Integrated Media. Goodwill and identifiable intangibles of $3.5 million was recognized for the amount of the excess of the purchase price over the fair market value of the net assets acquired and will be amortized on a straight-line basis over the estimated useful life of 3 years. We obtained independent appraisals of the identified intangible assets and their remaining useful lives. Goodwill and other intangibles amortization for the twelve months ended December 31, 2000 was $96,000.

     Stock compensation expense. During 1999 and through February 10, 2000, the effective date of our IPO, in connection with stock options granted to certain employees and a consultant under the stock plan, we have recorded unearned stock compensation representing the difference between the exercise price of the options and the deemed fair value of our common stock at the date of grant. We recorded aggregate unearned compensation of $2.8 million in connection with these stock options. This stock compensation will be amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. Amortization of stock compensation expense amounted to $1.4 million for the year ended December 31, 2000 compared to $504,000 in 1999. We expect to recognize amortization expense related to unearned compensation for the aforementioned grants of $425,000 in 2001, $193,000 in 2002 and $39,000 in 2003. See Note 6 of Notes to Financial Statements on pages F-15 through F-19.

     Interest income (expense), net. Interest income (expense), net includes interest income on cash and cash equivalent balance partially offset by interest expense on our convertible promissory notes and capital lease obligations. Interest income, net of interest expense, increased $5.1 million, to interest income of $5.0 million for the year ended December 31, 2000 from interest expense of $67,000 for the prior year. The increase in net interest income is primarily due to the interest income realized from the investment of the proceeds from our IPO in the first quarter 2000, the conversion of our convertible promissory notes into common shares simultaneously with our IPO and the reduction of debt and capital lease obligations during 1999.

     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the years ended December 31, 2000 and 1999, as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of December 31, 2000.

     Segment results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. See Note 10 to the consolidated financial statements on pages F-21 through F-22.

                                                            1999        2000      (DECREASE)
                                                            ----        ----      ----------
       Development and consulting......................    $   720    $ (3,216)    $ (3,936)
       Recurring services..............................        210        (276)        (486)
       Other...........................................     (4,118)    (13,825)      (9,707)
                                                           -------    --------     --------
                                                           $(3,188)   $(17,317)    $(14,129)
                                                           =======    ========     ========

     The decrease in margins for both the development and consulting and recurring services segments is primarily related to the cost of additional personnel hired to support the growth in our Internet-based development projects and an increase in the ratio of third-party contractors to our personnel in the first three quarters of 2000. Third-party contractors generally cost us more than our own personnel and consequently generate lower gross profit margins.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. Revenue increased $2.6 million, or 114%, to $4.9 million for the year ended December 31, 1999 from $2.3 million for the year ended December 31, 1998. This increase reflects revenue recognized from new customers coupled with an increase in average total arrangement fees during 1999 as compared to 1998, partially offset by decreased transaction processing revenue, as two customers did not continue their transaction processing arrangements after they completed implementation of our software.

     Cost of revenue. Cost of revenue increased $1.8 million, or 88%, to $3.9 million for the year ended December 31, 1999 from $2.1 million for the year earlier period. This increase reflects the cost of additional third-party consultants used to support the current license implementation and custom development projects, amortization of software purchased in the fourth quarter of 1998 and recognition in 1999 of contract expenses deferred from the prior year.

     Sales and marketing. Sales and marketing expenses increased $140,000, or 15%, to $1.1 million during the year ended December 31, 1999 from $1.0 million for the year ended December 31, 1998. This increase represents increases in personnel, travel, advertising and marketing as we began to expand our sales and marketing force during the last half of 1999.

     General and administrative. General and administrative expenses decreased $327,000, or 15%, to $1.9 million for the year ended December 31, 1999 from $2.2 million from the year earlier period. This decrease is due primarily to a reduction in the amount of losses on the disposal of assets which were recorded in 1998 and the phase out of our mainframe computer as we discontinued its use. These decreases were partially offset by increases in recruitment and personnel costs as we built our staff, to accommodate growth and prepare for our IPO in the first quarter of 2000.

     Research and development. Research and development expenses decreased $95,000, or 14%, to $0.6 million for the year ended December 31, 1999 from $0.7 million for the year ended December 31, 1998. This decrease reflects a reduction in the use of outside consultants due to the completion of a project in 1998 related to the conversion of forms in the claims processing application as well as the write-off of certain software and equipment during 1998 after two of our customers did not continue their transaction processing arrangements once they completed implementation of our software. These decreases were partially offset by an increase in salaries as we increased personnel after obtaining funding through the sale of convertible preferred stock in the second and third quarters of 1999.

     Stock compensation expense. During 1999, we recorded aggregate unearned compensation of $2.8 million in connection with the grant of certain stock options. Amortization of this compensation amounted to $504,000 for the year ended December 31, 1999. See Note 6 of Notes to Financial Statements on pages F-15 through F-19.

     Interest income (expense), net. Interest income (expense), net includes interest expense on our convertible promissory notes and capital lease obligations partially offset by interest income on cash and cash equivalent balances. Interest expense, net of interest income, decreased $370,000, or 85%, to $67,000 for the year ended December 31, 1999 from $437,000 for the prior year. This decrease is due to the conversion of the convertible promissory notes to Series B convertible preferred stock in June 1999, and the substantial reduction of debt and capital lease obligations during 1999 with the proceeds of the Series B preferred stock in the second and third quarter of 1999.

     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the year ended December 31, 1999 or 1998 as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of December 31, 1999 and 1998.


     Segment Results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. Because all XCare.net's revenues were generated from recurring services in 1998, comparative information for the twelve months ended December 31, 1999 and 1998 are not presented. See Note 10 to the consolidated financial statements on pages F-21 through F-22.



     The following table sets forth, for the periods indicated, certain items from our statements of operations as a percentage of total revenue:



                                                                THREE MONTHS      SIX MONTHS
                                                                   ENDED            ENDED
                                                                  JUNE 30,         JUNE 30,
                                                               --------------   --------------
                                                               2001     2000    2001     2000
                                                               -----   ------   -----   ------
Revenue.....................................................   100.0%   100.0%  100.0%   100.0%
                                                               -----   ------   -----   ------
Costs and expenses:
  Cost of revenue...........................................    68.8    112.2    75.6    104.9
  Sales and marketing.......................................    17.3     70.3    17.8     54.2
  General and administrative................................    20.4    110.9    26.6     87.5
  Research and development..................................    10.5     36.8    12.5     26.2
  Stock compensation expense................................     1.8     15.1     1.8     16.6
  Amortization of goodwill and acquired intangibles.........     4.0       --     4.0       --
                                                               -----   ------   -----   ------
          Total costs and expenses..........................   122.8    345.3   138.2    289.4
                                                               -----   ------   -----   ------
Loss from operations........................................   (22.8)  (245.3)  (38.2)  (189.4)
  Interest income, net......................................     9.7     56.0    11.9     39.8
                                                               -----   ------   -----   ------
Net loss....................................................   (13.1)% (189.3)% (26.4)% (149.6)%
                                                               =====   ======   =====   ======



COMPARISON OF THE COMPANY'S RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000.



     Total revenue. Total revenue increased $6.3 million, or 236%, to $9.0 million for the three months ended June 30, 2001 from $2.7 million for the three months ended June 30, 2000. The increase in total revenue is primarily related to increased implementation and consulting revenues derived from increased Internet-based implementation projects over the prior year. Implementation and consulting revenues increased 186% for the three months ended June 30, 2001 over the prior comparable period primarily due to the Company obtaining more consulting contracts in 2001 than 2000. Higher recurring revenue from Web site hosting, transaction processing and maintenance services for the three months ended June 30, 2001 as compared to the three months ended June 30, 2000 also added to the increase in total revenue. Recurring revenues increased $2.1 million over the prior comparable period. Total revenue also increased due to the addition of Advica and Integrated Media revenues beginning in the fourth quarter of 2000 and Confer in the second quarter of 2001.

     Cost of revenue. Cost of revenue increased $3.2 million, or 106%, to $6.2 million for the three months ended June 30, 2001 from $3.0 million for the three months ended June 30, 2000. The increase in the cost of revenue is related to the cost of additional personnel to support the growth in our Internet-based implementation and consulting projects partially offset by a decrease in contractor costs. Costs to support our transaction processing operations increased from the prior quarter. Cost of revenue also increased due to the acquisitions of Confer, Advica and Integrated Media.



     Sales and marketing. Sales and marketing expenses decreased $0.3 million, or 17%, to $1.6 million for the three months ended June 30, 2001 from $1.9 million for the three months ended June 30, 2000. The decrease in sales and marketing expenses was related to a reduction in travel-related expenditures due to the opening of new offices in major markets. Additionally, advertising costs decreased from the prior comparable quarter due to efforts to increase awareness of our products and brand in the prior year.



     General and administrative. General and administrative expenses decreased $1.1 million, or 38%, to $1.8 million for the three months ended June 30, 2001 from $3.0 million for the three months ended June 30, 2000. The decrease in general and administrative expenses was primarily due to:



     - lower bad debt expense from the prior comparable quarter,



     - a reduction in outside professional services, and



     - a reduction in recruiting costs related to an increase in personnel in 2000 to support our operations and the hiring of in-house recruiters in 2000.



     Research and development. Research and development expenses decreased $44,000, or 4%, to $0.9 million for the three months ended June 30, 2001 from $1.0 million for the three months ended June 30, 2000. The decrease in research and development expenses reflects a decrease in personnel costs. The decrease was partially offset by the addition of Confer costs.



     Stock compensation expense. Amortization of stock compensation expense totaled $161,000 for the three months ended June 30, 2001 compared to $406,000 for the three months ended June 30, 2000. We expect to recognize amortization expense related to unearned compensation for the stock options of $176,000 in the second half of 2001, $193,000 in 2002, and $40,000 in 2003.



     Amortization of goodwill and acquired intangibles. The amortization of goodwill and acquired intangibles results from our acquisitions of Confer, Advica and Integrated Media. Goodwill and identifiable intangibles, net of amortization, of $7.8 million was recognized for the amount of the excess of the purchase price over the fair market value of the net assets acquired and will be amortized on a straight-line basis over the estimated useful lives of 3 to 7 years. We obtained independent appraisals of the identified intangible assets and their remaining useful lives for the Integrated Media and Advica acquisitions. We will obtain an independent appraisal for the Confer Software Inc. acquisition. Goodwill and other intangibles amortization for the three months ended June 30, 2001 was $361,000.



     Interest income. Interest income includes interest income on cash, cash equivalent and short-term investments balances. Interest income decreased $0.6 million, to $0.9 million for the three months ended June 30, 2001 from interest income of $1.5 million for the three months ended June 30, 2000. The decrease in interest income is primarily due to a decrease in our cash, cash equivalents and short-term investment balances to fund our operations and a decrease in interest rates from the prior comparable period.



     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the three months ended June 30, 2001 and 2000, as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of June 30, 2001.

     Segment results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. See Note 6 to the consolidated condensed financial statements.



                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000     INCREASE
                                                              --------   --------   --------
Implementation and consulting...............................  $ 2,892    $    72     $2,820
Recurring revenue...........................................      (71)      (399)       328
Other.......................................................   (4,006)    (4,762)       756
                                                              -------    -------     ------
                                                              $(1,185)   $(5,089)    $3,904
                                                              =======    =======     ======



The increase in margins for the implementation and consulting segment is primarily related to the revenue growth in 2001 over the prior comparable quarter. The fixed costs to provide implementation and consulting services are allocated over a large revenue base, providing greater margin. Additionally, the Company is entering into more time and materials contracts in the current year which provide higher margins instead of fixed price contracts. The decrease in margins from recurring services is primarily related to the addition of Advica.



COMPARISON OF THE COMPANY'S RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000



     Total revenue. Total revenue increased $11.1 million, or 200%, to $16.6 million for the six months ended June 30, 2001 from $5.5 million for the six months ended June 30, 2000. Amounts billed or billable to MedUnite in the first quarter of 2001 were reduced by $876,000, which relates to the amortization of the fair value of the warrants issued to MedUnite in connection with the Agreement discussed above. The increase in total revenue is primarily related to increased implementation and consulting revenues derived from increased Internet-based implementation projects over the prior year. Implementation and consulting revenues increased 148% for the six months ended June 30, 2001 over the six months ended June 30, 2000 primarily due to the Company obtaining more consulting contracts in 2001 than 2000. Higher recurring revenue from Web site hosting, transaction processing and maintenance services for the six months ended June 30, 2001 as compared to the six months ended June 30, 2000 also added to the increase in total revenue. Recurring revenues increased by $4.1 million over the prior comparable period. Total revenue also increased due to the addition of Advica and Integrated Media revenues beginning in the fourth quarter of 2000 and Confer in the second quarter of 2001.



     Cost of revenue. Cost of revenue increased $6.8 million, or 116%, to $12.6 million for the six months ended June 30, 2001 from $5.8 million for the six months ended June 30, 2000. The increase in cost of revenue is related to the cost of additional personnel to support the growth in our Internet-based implementation and consulting projects partially offset by a decrease in contractor costs. Expenses also increased due to the acquisitions of Confer, Advica and Integrated Media. Costs to support our transaction processing operations increased from the prior comparable period. The opening of offices in Los Angeles and New York in the second quarter of 2000 also added to the increase.



     Sales and marketing. Sales and marketing expenses decreased $48,000, or 2%, to $3.0 million during the six months ended June 30, 2001 from the six months ended June 30, 2000. The decrease was primarily related to a reduction in travel related expenditures due to the opening of new offices in major markets and decreased advertising costs due to efforts to increase awareness of our products and brand in the prior year.



     General and administrative. General and administrative expenses decreased $0.4 million, or 9%, to $4.4 million for the six months ended June 30, 2001 from $4.8 million for the six months ended June 30, 2000. The decrease in general and administrative expenses was primarily due to:



     - lower bad debt expense in 2001,



     - a reduction in outside professional services, and

     - a reduction in recruiting costs related to an increase in personnel in 2000 to support our operations and the hiring of in-house recruiters in 2000.



The decrease was partially offset by the write down of long-term equity investments for the six months ended June 30, 2001.



     Research and development. Research and development expenses increased $0.6 million, or 44%, to $2.1 million for the six months ended June 30, 2001 from $1.5 million for the six months ended June 30, 2000. The increase in research and development expenses reflects an increase in personnel costs related to the continued development of our transaction platform, XTiera(TM), including the Authorized Use Engine and Digital Library. Additionally, higher rent expense related to our Santa Clara research and development facility, which was opened in the second quarter of 2000 added to the increase. Additionally, personnel and rent expense increased due to the acquisition of Confer.



     Stock compensation expense. Amortization of stock compensation expense amounted to $296,000 for the six months ended June 30, 2001 compared to $924,000 for the six months ended June 30, 2000. We expect to recognize amortization expense related to unearned compensation for the stock options of $176,000 in the second half of 2001, $193,000 in 2002, and $40,000 in 2003.



     Amortization of goodwill and acquired intangibles. The amortization of goodwill and acquired intangibles results from our acquisitions of Confer, Advica and Integrated Media. Goodwill and identifiable intangibles of $7.8 million was recognized for the amount of the excess of the purchase price over the fair market value of the net assets acquired and will be amortized on a straight-line basis over the estimated useful lives of 3 to 7 years. We obtained independent appraisals of the identified intangible assets and their remaining useful lives for the Integrated Media and Advica acquisitions. We will obtain an independent appraisal for the Confer Software Inc. acquisition. Goodwill and other intangibles amortization for the six months ended June 30, 2001 was $0.6 million.



     Interest income. Interest income includes interest income on cash, cash equivalent and short-term investment balances. Interest income decreased $0.2 million to $2.0 million for the six months ended June 30, 2001 from interest income of $2.2 million for the six months ended June 30, 2000. The decrease in interest income is primarily due to a decrease in our cash, cash equivalents and short-term investments balances to fund our operations and a decrease in interest rates from the prior comparable period.



     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the six months ended June 30, 2001 and 2000, as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of June 30, 2001.



     Segment results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. See Note 6 to the consolidated financial statements.



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------   INCREASE/
                                                               2001      2000     (DECREASE)
                                                              -------   -------   ----------
Implementation and consulting...............................  $ 4,364   $   (70)    $4,434
Recurring revenue...........................................     (306)     (202)      (104)
Other.......................................................   (8,444)   (8,020)      (424)
                                                              -------   -------     ------
                                                              $(4,386)  $(8,292)    $3,906
                                                              =======   =======     ======



The increase in margins for the implementation and consulting segment is primarily related to the revenue growth in 2001 over the prior comparable quarter. The fixed costs to provide implementation and consulting services are allocated over a large revenue base, providing greater margin. Additionally, the Company is entering into more time and materials contracts in the current year which provide higher margins instead of fixed price contracts. The decrease in margins from recurring services is primarily related to the addition of Advica.



LIQUIDITY AND CAPITAL RESOURCES



     We have historically financed our operations through a combination of cash flow from operations, private sales of common and convertible preferred stock, issuances of convertible promissory notes and public sales of common stock.



     We expect to use our cash, cash equivalents and short-term investments for general corporate purposes, working capital and capital expenditures, to fund our operations and to continue expanding our product offerings. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities, the amount of cash generated by our operations and competition. We may find it necessary or advisable to use portions of our cash, cash equivalents and short-term investments for other purposes. A portion of our cash, cash equivalents and short-term investments may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Pending use of our cash, cash equivalents and short-term investments for the above purposes, we intend to invest such funds in short-term, interest-bearing, investment-grade securities.



     Net cash provided by operating activities for the six months ended June 30, 2001 was $1.5 million compared to net cash used in operating activities for the six months ended June 30, 2000 of $9.0 million. The increase in net cash provided by operating activities is primarily attributable to the reduction in net operating losses from the prior comparable period. An increase in unearned revenue related to the receipt of license and maintenance fees also added to the increase.



     Net cash used in investing activities for the six months ended June 30, 2001 and 2000 was $0.2 million and $3.7 million, respectively. Purchases of equipment and software for the six months ended June 30, 2001 and 2000 were $1.1 million and $2.2 million, respectively. Additionally, we purchased $7.3 million and sold $9.0 million of short-term investments in the six months ended June 30, 2001. In the second quarter of 2001, we consummated the acquisition of Confer. The purchase price totaling $6.2 million included 592,453 shares of XCare.net common stock in exchange for outstanding shares of Confer capital stock and the assumption of a $461,250 employee bonus plan that was paid in cash and $1.7 million in professional fees.



     Net cash provided by financing activities for the six months ended June 30, 2001 of $0.3 million was related to proceeds from the exercise of stock options and the purchase of stock from our employee stock option plan. Net cash provided by financing activities of $95.3 million for the six months ended June 30, 2000 was primarily related to the net proceeds received from our initial public offering. In February 2000, we completed our initial public offering and issued 5,750,000 shares of common stock (including the underwriter's over-allotment of 750,000 shares of common stock) at an initial public offering price of $18.00 per share. We received $95.3 million in cash proceeds, net of underwriting discounts, commissions and other offering costs.



     We expect our current cash resources will be sufficient to meet our requirements for the next 18 months. We may need to raise additional capital to support expansion, develop new or enhanced applications, services and product offerings, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. We may need to raise additional funds by selling debt or equity securities, by entering into strategic relationships or through other arrangements. We cannot assure you that we will be able to raise any additional amounts on reasonable terms, or at all, if they are needed.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities on the balance sheet and that changes in fair value generally be recognized currently in earnings unless specific hedge accounting criteria are met. Because the Company does not hold any derivative financial instruments and has not engaged in hedging activities, the adoption of SFAS 133 in the first quarter of 2001 did not have a material impact on its consolidated results of operations, financial position or cash flows.


     In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires companies to reflect intangible assets apart from goodwill and supercedes previous guidance related to business combinations. Statement No. 142 eliminates amortization of goodwill and amortization of indefinite lived intangible assets. However, Statement No. 142 also requires companies to perform impairment tests at least annually on all goodwill and other intangible assets. These statements are required to be adopted by January 1, 2002 and for any acquisitions entered into after July 1, 2001.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We currently develop and market our products in the United States. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our product less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates. Due to the short term-term nature of our investments, we believe that there is no material interest risk exposure. Based on the foregoing, no quantitative disclosures have been provided.

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

                                    BUSINESS

OVERVIEW

     We are an electronic commerce service provider for healthcare businesses. We have developed an Internet-based technology platform, XTiera, using extensible mark-up language, or XML. Using XTiera, we design, develop and host custom healthcare Web sites, known as portals, for payers, providers and other healthcare industry participants. Through these portals, we link healthcare providers, payers and other industry participants into a community to create an Internet exchange. We use XTiera to deliver a broad range of applications, services and electronic product offerings that streamline and automate high-volume, data-intensive transactions and processes. We process transactions such as eligibility checking, claims status, referral processing and physician credentialing and enrollment. We also provide consulting services to define, develop and implement Internet healthcare strategies as well as Web site hosting, transaction processing, transaction support and maintenance services for our customers. XTiera is based on XML, in conjunction with the Topic Navigation Mapping standard. The enhanced integration and filtering capabilities are designed to meet the demands of healthcare industry participants. We expect XML to be a predominant protocol for exchanging data for electronic commerce in the future. Topic Navigation Mapping provides a standard format for indexing and structuring the XML formatted content. We take advantage of the benefits of both XML and Topic Navigation Mapping technologies to process data trapped in usually incompatible legacy computer systems, allow for automation of healthcare processes and integrate a wide variety of healthcare data including audio, video and text. We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services.

THE HEALTHCARE MARKET

     The U.S. Health Care Finance Administration estimates that healthcare expenditures currently represent $1.3 trillion, or 13.1% of the U.S. economy, and that these expenditures will increase to $2.6 trillion by 2010 due both to rising healthcare costs and an aging population. Healthcare claims, which totaled approximately $4.4 billion in 1998, generally are processed through antiquated computer systems via paper, fax or phone. These systems can be inefficient due to their inability to communicate with the systems of other healthcare participants and lead to unnecessary and duplicative costs. We believe that providing new, Internet-based, business-to-business information exchange and electronic commerce services that effectively address processing inefficiencies is one of the significant market opportunities in healthcare today.

     Market Characteristics

     Market fragmentation. The healthcare market is highly fragmented with wide geographic dispersion, a large number of participants and significant differences in technology infrastructure.

     - Geographic fragmentation. Because healthcare is delivered locally, there are hundreds of thousands of market participants in different locations. For example, there are approximately 750 HMOs in the United States, 830,000 active physicians and 6,000 hospitals. Additionally, there are over 17,000 nursing homes, and 9,000 home health agencies.

     - Technological fragmentation. Information technology investment has not been coordinated among healthcare participants. Current technology infrastructure in healthcare is characterized by numerous, incompatible and, in many cases, antiquated computer systems. Consequently, communication of information generally takes place via paper, fax and telephone.

     Complex processes. Healthcare is delivered in a marketplace which has become increasingly complex given the transition to managed care, the data-intensive nature of healthcare transactions, the lack of

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

standard data formats, the complicated procurement process and the pervasiveness of government regulation.

     - Transition to managed care. One of the most important changes in the U.S. healthcare system since the 1980s has been the shift away from fee-for-service indemnity plans to managed care organizations. Currently, over 60% of the U.S. population is covered through some form of managed care. As managed care has become more prevalent and the number of payers has increased, provider reimbursement and general administration have become increasingly burdensome.

     - Intensive data management. Upkeep of healthcare data is largely a labor-intensive, paper-based and error-prone process in which data is manually collected, authenticated, edited, categorized and updated. For example, eligibility and plan information, which is basic information about an individual and his or her dependents, is cumbersome to manage, given that the data must be constantly updated to reflect any changes affecting coverage status, such as marriage, child births and address changes. However, this information is required at all points of healthcare delivery.

     - No standard data format or business rules. Data formats vary considerably throughout the healthcare industry and typically are unique to each particular health plan or provider. The data are stored in different formats and healthcare participants often rely on proprietary business rules for information such as plan coverage, eligibility and physician co-payments.

     - Complexity of procurement, purchasing and payment processes. There are numerous types of healthcare transactions due to the large number of both suppliers and buyers of care. In addition, there are multiple payment mechanisms depending on who has assumed the healthcare coverage risk. Payment mechanisms can range from fee-for-service to a fully insured healthcare maintenance organization, known as an HMO, and may be paid for by the individual, the individual's employer, the government, or a combination of all three.

     - Increasing government regulation. Numerous federal, state and local laws and regulations govern the healthcare industry, which changes frequently depending on political and economic influences. For example, the Health Insurance Portability and Accountability Act of 1996 has recently placed substantial new administrative requirements on many healthcare participants, including rules regarding compliance with industry standards, data formats, portability of insurance and data security.

SOLUTION

     We are an electronic commerce services provider for healthcare businesses. Using XTiera, we can customize Web-site portals to meet our customers' needs in a flexible and cost-effective manner. Through these customized portals, we deliver applications, services and electronic commerce product offerings that are designed to improve workflow efficiencies, reduce administrative costs and create new revenue opportunities for our customers. These custom portals facilitate healthcare transactions such as eligibility checks, referrals, authorizations, claims submissions and inquiry, or health plan enrollment. Our services include formulating and implementing Internet strategies for our customers, administering back office operations and operating and hosting their technology environments in our electronic commerce operations center. XTiera applications, services and product offerings are designed to enhance the efficiency of the healthcare delivery and payment system. Our approach to the market is based on the following:

     Use of new standard for information exchange. XTiera and associated applications and services are based on XML. We expect XML to be a predominant protocol for exchanging multimedia data for information exchange and electronic commerce on the Internet in the future. XML provides a document structure that allows complex data from multiple sources to be dynamically processed and displayed to users in personalized ways. We believe that these capabilities are particularly applicable to the healthcare industry because XML can process data trapped in pre-existing computer systems, allow for automation of healthcare processes and integrate a wide array of healthcare data including audio, video and text.

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

     Ability to develop comprehensive customer strategies. We have developed a step by step approach to assist our customers in designing a healthcare Internet strategy, creating a customized portal and hosting their Internet offerings and transactions in a secure and reliable data operations infrastructure. XCare.net will leverage an accelerated development methodology to analyze, design and implement web-based solutions for our customers. We use our proprietary eHealth Development Discipline(TM) methodology to develop the proposed eHealth solution. In the analysis and design phase, XCare.net's team works side by side with business, product and IT experts from our customers to develop the project objectives, scope and requirements. In the design stage, the use cases, information inventory and navigation maps created during the analysis phase are used to develop the prototype. We use a prototyping approach to develop the logical design for the Web application. The implementation phase is carried out in a phased approach. First, the staging environment is established and the customer is given access to conduct testing. Once the application is accepted, the application is moved to a production environment and is then accessible. XTiera is designed to provide a comprehensive set of applications, services and product offerings while preserving previous technology investments by integrating diverse multimedia content, including data and information from large, existing and usually incompatible computer systems.

     Solution channels that provide value to other healthcare industry participants. We use XTiera as the central element for a network of business relationships among healthcare industry participants who use our technology, thus creating collaborative electronic communities for the exchange of healthcare data, products and services. We call these communities our Solution channels, and use them to distribute our applications, services and product offerings, in addition to our normal sales activities. In addition, our Solution channels are designed to provide a means for our customers, vendors, distributors, co-marketers and others to offer their own related products and services to each other, as well as to their own customers. Solution channels allow us to:

     - Create new revenue opportunities for others. Customers and vendors can use our Solution channels as distribution channels for new and existing products and services that allow them to generate new sources of incremental revenue. For example, we package our eXtensible CARE applications system with medical management and third party administration services provided by Employers Mutual, Inc. for distribution to members of the XCare.net community.

     - Identify new revenue opportunities for us. Our customers can produce complementary applications or services that operate on XTiera and enhance the value of the specific applications, services and product offerings we have developed. We can deliver these new applications and services to the XCare.net community through our Solution channels, generating additional revenue for us. For example, we can license credentialing applications from one existing customer, and then resell these applications through our Solution channels to other community members.

     - Establish growing communities connected through XTiera. Our customers can extend the scope and reach of XTiera by distributing our applications, services and product offerings to their customers. By leveraging our customer base as channels for wider deployment of our solutions, we encourage increased usage of XTiera as well as extend the community to new users.

TECHNOLOGY

     XTiera is based on an XML-based infrastructure in conjunction with XML Topic Map, or XTM, the Topic Navigation Mapping standard. The enhanced capabilities of XTiera are designed to meet the demands of healthcare industry participants. Unlike the current Internet standard, hypertext mark-up language, or HTML, XML in combination with the Topic Navigation Mapping standard allows a higher degree of flexibility for customized data exchange between healthcare participants. We expect XML to be a predominant protocol for exchanging multimedia data for information exchange and electronic commerce in the future. Topic Navigation Mapping provides a standard format for indexing and structuring the XML formatted content. We call the resulting indices and structures Topic Maps. We take advantage of the benefits of both XML and Topic Navigation Mapping technologies to process data previously trapped in usually incompatible existing computer systems, allow for automation of healthcare processes and integrate a wide variety of healthcare data including data in audio, video and text form.

     XML is a method of writing programming instructions which attaches invisible labels describing the objects contained in the web page. As a result, for example, a number is not just a number. A number on a Web page can also be in a format specifying whether the number represents a price, an invoice, a date or a zip code. This makes it easier to extract information from a page to suit a particular use, and/or increase the speed and accuracy of Internet searches. It also enables users to select information from different Web sites without having to re-enter the same information repeatedly. Topic Maps are Web-based software tools used to organize information in a way that is optimized for navigation. They address the problem of excess information and provide a tool to filter and extract efficiently the kind of information, which is most relevant to the user.

     We use a set of software applications, known as brokering components, to find, integrate and present relevant, customized information to individual users.

     Context Broker. The Context Broker or user management services acts as a user's personal information manager and transaction assistant. It stores information about the user and learns personal preferences. With each use, the Context Broker further refines a user's personal preferences, and, as a result, the user's experience with the Web site is continually tailored to his or her particular needs based on current and past sessions. As the user moves from one transaction to another, the Context Broker also ensures that information is carried through and remains consistent across multiple transactions.

     XTM Manager. The XTM Manager uses Topic Navigation Mapping technology to organize and index information and to provide workflow navigation. The primary components of the XTM Manager are the DataFabric and LogicFabric.

     DataFabric. The DataFabric is a map formed by linking data and weighting relationships. This fabric filters out irrelevant information and allows for more intelligent searching.

     LogicFabric. The LogicFabric is a map assembled by the rules and workflow associated with the data relationships. This fabric provides the order and assembly instructions for the information.

     Semantic Broker. The Semantic Broker is responsible for interpreting a user's request and finding the relevant information. It does this by reading the DataFabric and LogicFabric for interpretation, location and assembly instructions. It then dispatches the Service Broker to obtain the information from any location throughout the Web. The final integration of data may involve multi-media content, transactions and associated rules and workflow.

     Service Broker. The Service Broker or Transaction Switch is the gateway out to the Internet, locating and collecting the information as specified by the Semantic Broker. The Service Broker then returns the information to the Context Broker, which presents the relevant information in a manner customized to individual users.

     The technology components which comprise our platform are developed using the Oracle 8i relational database management system, Enterprise JavaBeans programming language and Object Store, a global object-oriented database management system. To support the ability of XTiera to enable and facilitate electronic commerce, we have built and maintain an electronic commerce operations center designed for high performance, scalability and stability using Sun Microsystems, Inc.'s Solaris operating system.

     Our platform architecture was designed for use in highly confidential, healthcare computing environments where security is a high priority. A Web server authenticates the identity of the end-users to ensure only authorized end-users have access to our Web applications. Users are authenticated by valid user identification and password, a security token or a digital certificate, or a certificate authority. We address data security using digital certificate technology signed with private keys and verified with public keys.

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

     Our facilities and operations use redundancy and back-up to minimize exposure to systems failure. Telecommunications and server infrastructures support redundant processing and data back-up capabilities. Our routine back-up procedures are performed incrementally on a daily basis with a full system back-up performed monthly. In addition, we use RAID5 systems that provide real-time back-up of data. All back-ups are maintained in fireproof storage with critical support information. Technical and operations support staff are available on a 24-hours-a-day, seven-days-a-week basis to assist with any critical processing incidents or failures.

     XTiera provides our customers with the capability to scale their applications, services, and product offerings as their business grows. This ability to scale can extend these solutions across multiple organizations in diverse geographic settings supporting high volumes of users. Our flexible technology architecture can also accommodate high volumes of transactions and dynamic customization for the multiple participants within the healthcare marketplace.

CUSTOMERS

     In 2000, sales to HealthNet, Inc. accounted for 17% of revenue and sales to Nursefinders, Inc. accounted for 10% of revenue. In 1999, sales to Methodist Care, Inc. accounted for 20% of revenue, sales to Expert Practice, Inc. accounted for 12% of revenue, sales to American Medical Pathways, Inc. accounted for 12% of revenue, and sales to Brokerage Services Incorporated accounted for 11% of revenue, and sales to Quest Diagnostics Incorporated accounted for 10% of revenue.

APPLICATIONS, SERVICES AND PRODUCT OFFERINGS

     We provide a range of applications, services and product offerings that support the management of healthcare data and facilitate healthcare business connectivity, information exchange and electronic commerce among healthcare industry participants. Our applications, services and product offerings, which may incorporate licensed components, are designed to enable our customers to preserve investments in existing computer systems while integrating new Internet-based products and services.

     We are actively developing new applications, services and product offerings, and from time to time, we license technology necessary for such development. Nonetheless, new applications, services and product offerings may not be introduced as scheduled, and we may not be able to enter into needed licensing arrangements in a timely manner or at all.

RESEARCH AND DEVELOPMENT

     At December 31, 2000, our development and engineering group consisted of 8 employees. For the years ended December 31, 1998, 1999 and 2000, we incurred $670,000, $575,000 and $2,952,000 in research and development expenses, respectively. We believe that timely development of new and enhanced applications and technology is necessary to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring experienced development personnel and to make investments in development and engineering.

COMPETITION

     The emerging Internet-based healthcare market is undergoing rapid technological change. The ubiquitous reach of the Internet, coupled with the availability and acceptability of new Internet-based technologies, has created significant opportunities in healthcare for both traditional and new Internet-based system vendors. Potential competitors fall primarily into three categories: healthcare Internet companies focused on providing connectivity and transactions within business-to-business and business-to-consumer frameworks; traditional healthcare information system vendors who seek to extend the services of their core products using Internet-based technology; and traditional managed care information system and outsourcing vendors who are focusing on extending the services of their core products to the Internet. In addition, from time to time our customers may develop products and services competitive with those offered by us.
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

     We believe the principal competitive factors in the Internet-based healthcare market are the:

     - ability of technology to integrate data from existing computer systems and other multimedia content;

     - timeliness and price of new applications, services and electronic commerce product offerings;

     - degree of customer service offered to purchasers of Internet healthcare solutions;

     - scope of industry knowledge and familiarity with needs of healthcare market participants; and

     - size and scope of a solution's user base.

INTELLECTUAL PROPERTY

     We seek to protect our software, documentation and other written materials primarily through a combination of trade secret, trademark and copyright laws, confidentiality procedures and contractual provisions. For example, we license rather than sell our software applications and require licensees to enter into license agreements that impose certain restrictions on the licensees' ability to use the software code. In addition, we seek to avoid disclosure of our trade secrets, by, among other things, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code.

     We have filed a patent application in the United States with respect to certain aspects of our content brokering technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. While we are unable to determine the extent to which piracy of our products exists, software piracy can be expected to be a persistent problem, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

GOVERNMENT REGULATION

     Standards

     The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2002. We designed XTiera and our applications, services and product offerings to enable compliance with the proposed regulations. However, until such regulations become final, they could change, which could require us to expend additional resources to comply with the revised standards. In addition, the success of our compliance efforts may depend on the success of healthcare participants in dealing with the standards.

     Confidentiality

     The confidentiality of patient records and the circumstances under which such records may be released for inclusion in our databases are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of such information to implement security measures that may require us to make substantial expenditures. Changes to state or federal laws may materially restrict the ability of healthcare providers to submit information from patient records using our applications.

     We use an architecture that incorporates a secured socket layer encryption which surpasses required security protection. Additionally the use of firewalls and other security schemes assure customers of a compliant and secure computing environment. Additionally, we use a formal, authority-based use of digital certificates to assure the identity of electronic trading partners. For support of identification requirements we use an exchange of passwords and identities by U.S. certified mail or telephonic identification. If unauthorized persons were to gain access to patient records notwithstanding our efforts to maintain their security, this could result in our liability for these security breaches and damage to our reputation.

     Third Party Administration and Utilization Review Licensure and
     Registration

     Certain of the administrative services we provide health plans, payers and providers, including our third-party administration and utilization review operations, are regulated by the statutes and regulations of various states and require that we obtain appropriate licensure or registration.

     False Claims Act

     Under the federal False Claims Act, liability may be imposed on any individual or entity who knowingly submits or participates in submitting claims for payment to the federal government which are false or fraudulent, or which contain false or misleading information. Liability may also be imposed on any individual or entity who knowingly makes or uses a false record or statement to avoid an obligation to pay the federal government. Various state laws impose liability for similar acts. Claims under the federal False Claims Act may be brought by the federal government or private whistleblowers. If we are found liable for a violation of the federal False Claims Act, or any similar state law, it may result in substantial civil and criminal penalties. In addition, we could be prohibited from processing Medicaid or Medicare claims for payment.

     Prompt Payment Laws

     Various states have passed laws regarding the prompt payment of medical claims by health plans. If a claim is brought against us and we are found to have violated a law regarding the prompt processing of claims for payment, we may incur civil or other penalties.

     Government Investigations

     There is increasing scrutiny by law enforcement authorities, the U.S. Department of Health and Human Services Office of Inspector General, the courts and Congress of agreements between healthcare providers and suppliers or other contractors which have a potential to increase utilization of government healthcare resources. In particular, scrutiny has been placed on the coding of claims for payment and contracted billing arrangements. Investigators have demonstrated a willingness to look beyond the formalities of business arrangements to determine the underlying purposes of payments between healthcare participants. Although, to our knowledge, neither we nor any of our customers is the subject of any investigation, we do not know whether we or our customers will be the target of governmental investigations in the future.

EMPLOYEES


     As of June 30, 2001, we had a total of 206 employees, of whom 116 are engaged in professional services and customer support functions, 20 in the electronic commerce operations center, 14 in sales and marketing, 17 in management, finance and administration and 39 in research and development. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.


     Our future performance depends significantly in part upon the continued service of our key personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. Our future success also depends on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical and managerial personnel. Competition for such qualified personnel is intense. If our executive officers and key personnel do not remain with us in the future, we may experience difficulty in attracting and retaining qualified personnel.

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

PROPERTIES

     Our principal executive and corporate offices are located in Englewood, Colorado, where we lease approximately 30,426 square feet of subleased office space. The leases on this facility expires at various dates ranging from 2001 through 2003. We also sublease 37,925 square feet of office space, primarily for operations and research and development, in various locations in the United States that expire at dates ranging from 2001 through 2007. We believe that our current facilities will be sufficient to meet our needs for at least the next twelve months.

LEGAL PROCEEDINGS

     XCare.net and its subsidiaries are subject to claims and proceedings arising in the ordinary course of business. There are no pending claims or proceedings that management expects to be material.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information with respect to our executive officers and directors as of August 15, 2001.



NAME                                     AGE                            POSITION
----                                     ---                            --------
Lorine R. Sweeney....................    43     Chief Executive Officer and Director
Robert I. Murrie.....................    55     President, Chief Operating Officer and Director
Gary T. Scherping....................    41     Executive Vice President, Finance and Chief Financial
                                                Officer
John D. Hickey.......................    44     Executive Vice President, Operations
Michael T. McGuire...................    51     Executive Vice President, Operations
Thomas M. Pianko.....................    40     Executive Vice President, Business Development and
                                                Channel Partners
Ann Ting.............................    54     Executive Vice President and Chief Technology Officer
Deborah L. Dean......................    33     Executive Vice President, Product Management
J. Andrew Cowherd....................    48     Director
James B. Hoover......................    46     Director
Jeffrey M. Krauss....................    44     Chairman of the Board of Directors
Fred L. Brown........................    60     Director
Daniel J. Mitchell...................    44     Director
Joseph G. Bleser.....................    55     Director
John W. Lawless......................    57     Director



     LORINE R. SWEENEY. Ms. Sweeney has been our Chief Executive Officer and a director of XCare.net since October 1997. From November 1994 until September 1997, Ms. Sweeney was Vice President of Software Development and Technology and Vice President of the UltiMedex Business Unit of Micromedex, Inc., an international supplier of clinical reference information to the healthcare and environmental industries.



     ROBERT I. MURRIE. Mr. Murrie has been our President, Chief Operating Officer and a director of XCare.net since the closing of the acquisition of Healthcare.com on August 13, 2001. Prior to that, Mr. Murrie served as a director and the President and Chief Executive Officer of Healthcare.com since October 1997. Prior to that he was President of Healthcare Communications, Inc., a wholly-owned subsidiary of Healthcare.com, from April 1997 to October 1997 and served as Client Partner of Healthcare.com (a senior sales executive position) from January 1996 to April 1997.



     GARY T. SCHERPING. Mr. Scherping has been our Executive Vice President, Finance and Chief Financial Officer since March 2001. Mr. Scherping was Vice President of Finance and acting Chief Financial Officer from August 2000 until March 2001, Vice President and Controller from May 2000 until August 2000 and Vice President of Acquisitions from February 2000 until May 2000. Mr. Scherping was Treasurer from February 1999 to February 2000, Director of Marketing and Banking from July 1997 to February 1999 and Director of Financial Accounting and Reporting from September 1994 to July 1997 at Echo Bay Mines Ltd.



     JOHN D. HICKEY. Mr. Hickey has been our Executive Vice President, Operations since November 2000. Mr. Hickey was Vice President of Operations for FastIdeas.com, Inc., a start-up accelerator and incubator from February 2000 until October 2000. He co-founded and managed eProve, Inc., an Application Service Provider from December 1998 until February 2000. Previously he held executive management positions at consulting organizations, including Sybase, Inc. and GE Consulting Services Corporation.



     MICHAEL T. MCGUIRE. Mr. McGuire has been our Executive Vice President, Operations since the closing of the acquisition of Healthcare.com on August 13, 2001. Prior to that, he served as Senior Vice President and Chief Operating Officer of Healthcare.com since April 2000. He previously served as Senior

Vice President -- Sales of Healthcare.com from March 1999 to March 2000. Prior to joining Healthcare.com, Mr. McGuire was President of the Service Division of Eclipsys Corporation, responsible for a $54 million healthcare service business that included facilities management, remote processing, hardware maintenance, network solutions, desktop services and consulting. From 1995 to 1997, Mr. McGuire was President and CEO of National Healthtech, a wholly-owned subsidiary of Affiliated Computer Services. Prior to that, Mr. McGuire spent 10 years in various management roles at HBO & Company, including VP -- Mainframe Sales,
VP -- Outsourcing Services and VP -- Quality.



     THOMAS M. PIANKO. Mr. Pianko has been our Executive Vice President, Business Development and Channel Partners since December 1999. From December 1998 to December 1999 Mr. Pianko was Vice President of Sales, Information Technology Business, Enterprise Sales-Intermountain Region and from February 1996 to December 1998 he was Regional Director and Sales Executive with McKesson HBOC Inc., a health information technology and supply services corporation. Prior thereto, Mr. Pianko was the Regional Accounts Manager for Eli Lilly & Co., a company engaged in the business of ethical pharmaceutical development and sales.



     ANN TING. Dr. Ting has been our Executive Vice President and Chief Technology Officer since June 2001. Dr. Ting was President and Chief Operating Officer from 2000 to May 2001, Senior Vice President of Engineering and Chief Technology Officer from 1998 to 2000 and founder and Vice President of Engineering from 1994 to 1998 of Confer Software, Inc.



     DEBORAH L. DEAN. Ms. Dean has been our Executive Vice President, Product Management since the closing of the acquisition of Healthcare.com on August 13, 2001. Prior to that, she served as Senior Vice President, e-Business of Healthcare.com since December 1999. She previously served as Vice President -- Research and Development of Healthcare.com from February 1999 to November 1999. Ms. Dean joined Healthcare.com when Healthcare.com acquired Criterion Health Systems, where Ms. Dean was Vice-President of Research and Development since November 1994. Prior to joining Healthcare.com, Ms. Dean was Director of Customer Services and subsequently Vice President of Customer Services at Inforum/ Medstat, Inc., a healthcare decision support company, from November 1990 to November 1994. Prior to that Ms. Dean spent 3 years at St. Bernard's Regional Medical Center in various Information Systems roles.


     J. ANDREW COWHERD. Mr. Cowherd has been a director of XCare.net since March 1997. Since July 1996, Mr. Cowherd has been a Managing Member of the general partner of Atlantic Medical Capital, L.P., a venture capital firm that is managed by Atlantic Medical Management, L.L.C. Mr. Cowherd is a director of several private companies including NotifyMD, Inc. a privately held company providing unified messaging and other communications services to physicians; and Nursefinders, Inc. a privately held company providing healthcare staffing and home healthcare services.

     JAMES B. HOOVER. Mr. Hoover has been a director of XCare.net since June 1999. Mr. Hoover is the Managing Member of DCP I, L.L.C., which is the general partner of Dauphin Capital Partners I, L.P., a venture capital firm that specializes in healthcare investments, which he founded in June 1998. From November 1992 until June 1998, Mr. Hoover was a General Partner of Welsh, Carson, Anderson & Stowe, a private equity firm specializing in the acquisition of healthcare and information services businesses. Mr. Hoover is a director of U.S. Physical Therapy, Inc., a publicly traded healthcare company, and several privately held healthcare companies.

     JEFFREY M. KRAUSS. Mr. Krauss has been Chairman of the Board of Directors of XCare.net since March 1997. Since April 2000, Mr. Krauss has been a Managing Member of Psilos Group Managers, LLC, a venture capital firm. From May 1990 until March 2000, Mr. Krauss was a General Partner of Nazem & Company, a venture capital firm. Mr. Krauss is a director of Tegal Corporation, a publicly traded company engaged in the manufacture of semi-conductor capital equipment. Mr. Krauss also serves as a director of several private companies.

     FRED L. BROWN. Mr. Brown has been a director of XCare.net since December 30, 1999. Since January 2001, Mr. Brown has been a Visiting Professor at George Washington University in Washington,

D.C. From January 2000 to December 2000, Mr. Brown was immediate past chairman, and from January 1999 to December 1999 was chairman, of the American Hospital Association, a public policy advocate and educational association. From June 1993 until December 1998, Mr. Brown was the founding President and Chief Executive Officer of BJC Health System, a healthcare organization comprised of a comprehensive health network featuring 200 care sites, 24,000 employees, and health plans covering more than 200,000 patients. He currently serves as vice-chairman of the system. Mr. Brown is also currently a director of Curon Medical, Inc., a medical products company and American's Doctor.com, a privately held company.


     DANIEL J. MITCHELL. Mr. Mitchell has been a director of XCare.net since August 1999. Since January 1997, Mr. Mitchell has been a Manager of Sequel Venture Partners, LLC, a venture capital firm. Since June 1992, Mr. Mitchell has been a General Partner of Capital Health Venture Partners, a venture capital firm. Mr. Mitchell is a director of several private companies, as well as Genomic Solutions, Inc., a publicly traded life sciences company.



     JOSEPH W. LAWLESS. Mr. Lawless has been a director of XCare.net since the closing of the acquisition of Healthcare.com on August 13, 2001, as one of Healthcare.com's nominees to XCare.net's Board of Directors. Mr. Lawless served as a director of Healthcare.com since February 1998, and previously served as a director of Healthcare.com from January 1995 to May 1997. Mr. Lawless was a director of Inforum, Inc., a healthcare information company, from 1989 to March 1993. He was Chairman of Inforum, Inc. from 1991 to March 1993, when the company was merged with Medstat Group, a healthcare information services company. He served on the board of directors of Medstat Group from April 1993 to January 1994. Mr. Lawless was a co-founder of HBOC in 1974 and retired as President and director of HBOC in 1987. From 1988 until the present Mr. Lawless has been a private investor and management consultant.



     JOSEPH G. BLESER. Mr. Bleser has been a director of XCare.net since the closing of the acquisition of Healthcare.com on August 13, 2001, as one of Healthcare.com's nominees to XCare.net's Board of Directors. Mr. Bleser served as a director of Healthcare.com since October 1997. Mr. Bleser has been an independent financial consultant since retiring from Healthcare.com in June 1998, and he currently serves as a consultant to Healthcare.com. Prior to that time, he had served as Executive Vice President of Healthcare.com from October 1997 to June 1998, as Chief Financial Officer from March 1995 to May 1998 and as Treasurer and Secretary from August 1995 to May 1998. He was Vice
President -- Finance of Healthcare.com from August 1995 to October 1997. Prior to joining Healthcare.com, Mr. Bleser served as Executive Vice President, Chief Financial Officer and Treasurer of Allegiant Physician Systems, Inc., a physician practice management company, from May 1993 until March 1995. He was previously employed by HBO & Company ("HBOC"), a healthcare information company and a predecessor company of McKesson HBOC, Inc., as Senior Vice President-Finance, Treasurer, Assistant Secretary and Chief Financial Officer from 1992 to 1993 and as Vice President, Controller and Chief Accounting Officer from 1983 to 1992.


BOARD OF DIRECTORS

     Our board of directors held a total of thirteen meetings and acted two times by unanimous written consent during 2000. Each director attended at least 75% of the total number of meetings of the board of directors and of all committees of which he was a member during 2000.

     Our board of directors has four standing committees: The Audit Committee, the Compensation Committee, the Nominating Committee and the Acquisition Committee.

     Audit Committee. The Audit Committee recommends engagement of the independent accountants and is primarily responsible for reviewing and approving the scope of the audit and other services performed by our independent accountants and for reviewing and evaluating our accounting principles and systems of internal accounting controls. The Audit Committee meets with management and our independent accountants, who have access to the Audit Committee without the presence of management representatives. The Audit Committee consists of Mr. Krauss, Mr. Brown and Mr. Mitchell. The Audit Committee held six meetings during 2000.

     Compensation Committee. The Compensation Committee makes recommendations to the board of directors concerning the salaries and other compensation paid to the executive officers, the granting of employee stock options and other compensation-related issues. The Compensation Committee consists of Mr. Cowherd, Mr. Brown, Mr. Hoover and Mr. Krauss. The Compensation Committee held twelve meetings and acted once by unanimous written consent in 2000.

     Nominating Committee. The Nominating Committee, which consists of Mr. Brown, Mr. Cowherd and Mr. Hoover, selects and interviews applicants for our board of directors. The Nominating Committee first met in February 2001.

     Acquisition Committee. The Acquisition Committee, which consists of Mr. Hoover, Mr. Cowherd, Mr. Krauss and Mr. Mitchell, reviews and advises the board of directors regarding acquisition or investment candidates that have been recommended by our management. The Acquisition Committee first met in April 2001.

DIRECTOR COMPENSATION


     Directors who are also our employees (currently Ms. Sweeney and Mr. Murrie) receive no additional or special remuneration for serving as directors.


     Non-employee directors receive options to purchase shares of our common stock under our 1999 Director Option Plan. This plan was adopted in October 1999 and approved by our stockholders in January 2000. The director option plan generally provides for an automatic initial grant of an option to purchase 25,000 shares of our common stock to each non-employee director on the date that person first becomes a director. After the initial grant, a non-employee director will automatically be granted subsequent options to purchase 10,000 shares of our common stock each year on the date of our annual stockholders meeting, if on such date he or she has served on our board of directors for at least six months. The board of directors may also make additional option grants to non-employee directors under the director option plan in its discretion. Each initial option vests ratably over four years, and each subsequent option grant vests on the first anniversary of the date of grant, except that if we merge with another corporation, or sell substantially all our assets, each option will become fully vested and exercisable. The exercise price of all options will be equal to the fair market value of our common stock on the date of grant.

     Upon joining our board of directors in January 2000, L. Ben Lytle was granted an option to purchase 25,000 shares of our common stock under the director option plan. In September 2000, each non-employee director then in office received an automatic grant under the director option plan of an option to purchase 10,000 shares of common stock at an exercise price equal to the then-current market price of $5.438 per share. In June 2001, each non-employee director then in office received an automatic grant under the director option plan of an option to purchase 10,000 shares of common stock at an exercise price equal to the then-current market price of $10.20 per share.

     During 2000 and through March 31, 2001, our directors were not paid any cash compensation for their services as members of the board of directors or any committee, but they were reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings. Beginning in the second quarter of 2001, our directors will be paid $2,500 per quarter plus $500 for each board of directors or committee meeting attended. In addition, they will be reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our board of directors established the Compensation Committee in 1999. Prior to establishing the Compensation Committee, our board of directors as a whole performed the functions delegated to the Compensation Committee. No member of our Compensation Committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. Since the formation of the Compensation Committee, none of its members has been an officer or employee of XCare.net.

                             EXECUTIVE COMPENSATION

     The following table indicates the compensation earned for services rendered to XCare.net in all capacities during the years ended December 31, 2000 and 1999 to our Chief Executive Officer and our four other most highly compensated officers.

                           SUMMARY COMPENSATION TABLE


                                                                              LONG TERM
                                                                             COMPENSATION
                                                                             ------------
                                                     ANNUAL COMPENSATION      SECURITIES
                                                     --------------------     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR     SALARY      BONUS       OPTIONS(#)     COMPENSATION(1)
---------------------------                  ----     ------      -----       ----------     ---------------
Lorine R. Sweeney........................    2000    $195,456    $  2,813      150,000           $ 5,443
  Chief Executive Officer                    1999     175,000          --      436,826             2,815
  and Director
Thomas M. Pianko.........................    2000     275,599(2)    9,063       37,000             4,714
  Executive Vice President,                  1999      13,790          --       80,000               393
  Business Development and Channel
     Partners
Afshin Cangarlu..........................    2000     129,185     204,473       70,000             3,175
  Senior Vice President and                  1999          --          --           --                --
  General Manager, West Region
Mansour R. Moarefi(4)....................    2000      97,312     103,203       70,000            22,161(3)
  Senior Vice President and                  1999          --          --           --                --
  General Manager, East Region
Suriya Narayanan.........................    2000     162,256       9,072       97,000             4,322
  Senior Vice President and                  1999          --          --           --                --
  Chief Technology Officer


-------------------------
(1) Consists of premiums we paid for life insurance, dental insurance, health insurance and long-term disability insurance for each executive officer.

(2) Includes commissions of $132,680.

(3) Includes temporary living expenses of $19,893.

(4) Effective June 1, 2001, Mr. Moarefi is no longer an employee of XCare.net.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to stock options granted in 2000 to each of the officers named in the above table, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of our future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                                                  INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE VALUE
                                 ---------------------------------------------------     AT ASSUMED ANNUAL RATES
                                 NUMBER OF                                                    OF STOCK PRICE
                                 SECURITIES    % OF TOTAL                                      APPRECIATION
                                 UNDERLYING     OPTIONS      EXERCISE                        FOR OPTION TERM
                                  OPTIONS      GRANTED TO    PRICE PER    EXPIRATION    --------------------------
NAME                              GRANTED      EMPLOYEES       SHARE         DATE           5%            10%
----                             ----------    ----------    ---------    ----------        --            ---
Lorine R. Sweeney............     150,000         10.3%       $ 5.938     09/21/2010     $560,156      $1,419,546
Thomas M. Pianko.............      37,000          2.5          5.938     09/21/2010      138,172         350,155
Afshin Cangarlu..............      70,000          4.8          6.187     05/18/2010      272,368         690,234
Mansour Moarefi(1)...........      70,000          4.8          3.563     08/02/2010      156,853         397,495
Suriya Narayanan.............      45,000          3.1          9.000     01/04/2010      254,702         645,466
                                   15,000          1.0         11.000     02/05/2010      103,768         262,968
                                   37,000          2.5          5.938     09/21/2010      138,172         350,155

-------------------------
(1) Effective June 1, 2001, Mr. Moarefi is no longer an employee of XCare.net.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the officers named in the above table information concerning exercisable and unexercisable options held as of December 31, 2000. The value of in-the-money options is based on a value of $5.125 per share, the closing price of our common stock on December 29, 2000.

                                                                    NUMBER OF                 VALUE OF UNEXERCISED
                                SHARES                       UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                               ACQUIRED                         DECEMBER 31, 2000              DECEMBER 31, 2000
                                  ON           VALUE      -----------------------------   ----------------------------
NAME                           EXERCISE     REALIZED($)   EXERCISABLE*   UNEXERCISABLE*   EXERCISABLE    UNEXERCISABLE
----                           --------     -----------   ------------   --------------   -----------    -------------
Lorine R. Sweeney...........      --            --          938,726           --           $3,145,011         --
Thomas M. Pianko............      --            --          117,000           --                   --         --
Afshin Cangarlu.............      --            --           70,000           --                   --         --
Mansour Moarefi(1)..........      --            --           70,000           --              109,340         --
Suriya Narayanan............      --            --           97,000           --                   --         --

-------------------------
 * The number of unexercised options at December 31, 2000 which are exercisable reflects that all options are immediately exercisable upon grant, although the shares issued upon exercise are subject to our right to repurchase them upon termination of employment, which right lapses progressively over time.


(1) Effective June 1, 2001, Mr. Moarefi is no longer an employee of XCare.net.

                                STOCK OWNERSHIP

     The following table contains information about the beneficial ownership of our common stock of:

     - Each person known to own beneficially more than 5% of the outstanding shares of each of our common stock, based upon such person's most recently filed Schedule 13D or 13G or on Form 13F;

     - All of our executive officers and directors individually; and

     - All of our directors and executive officers as a group.

     The table also contains information about the beneficial ownership of our common stock, on a pro forma basis as if the transaction has been completed, by the persons and entities listed, based on their ownership of our common stock as of June 30, 2001. Unless otherwise indicated, to our knowledge, each person or entity listed below has sole voting and investment power over its shares of common stock.

                                                                     XCARE.NET
                                                                BENEFICIAL OWNERSHIP
                                                                --------------------
                                                                 COMMON
NAME OF BENEFICIAL OWNER                                          STOCK      PERCENT
------------------------                                         ------      -------
Entities affiliated with
  Nazem & Company IV, L.P.(1)...............................    2,890,042     16.9
  645 Madison Avenue, 12th Floor
  New York, New York 10022-1010
Atlantic Medical Capital, L.P.(2)...........................    2,489,001     14.6
  J. Andrew Cowherd
  156 West 56th Street, Suite 1605
  New York, New York 10019-3800
Vertex Technology Fund (II) Ltd.............................    1,046,112      6.1
  3 Lagoon Drive, Suite 220
  Redwood City, California 94065
Entities affiliated with Sequel Venture Partners II,
  LLC(3)....................................................    1,152,012      6.7
  Daniel J. Mitchell
  4430 Arapahoe Avenue, Suite 220
  Boulder, Colorado 80303
CB Healthcare Fund, L.P.....................................    1,031,612      6.0
  One Boston Place, Suite 4010
  Boston, MA 02108
Dauphin Capital Partners I, L.P.(4).........................      975,926      5.7
  James B. Hoover
  108 Forest Avenue
  Locust Valley, New York 11560
Wellington Management Company, LLP(5).......................    1,236,700      7.3
  75 State Street
  Boston, MA 02109
MedUnite(6).................................................    1,350,000      7.3
  4445 Eastgate Mall, 2nd Floor
  San Diego, CA 92121

                                                                     XCARE.NET
                                                                BENEFICIAL OWNERSHIP
                                                                --------------------
                                                                 COMMON
NAME OF BENEFICIAL OWNER                                          STOCK      PERCENT
------------------------                                         ------      -------
XCare.net Directors and Executive Officers
Lorine R. Sweeney(7)........................................    1,019,726      5.7
Ann Ting(8).................................................      360,000      2.1
John D. Hickey(9)...........................................      175,150      1.0
Thomas M. Pianko(10)........................................      117,000        *
Gary T. Scherping(11).......................................      105,195        *
Suriya Narayanan(12)........................................       97,000        *
Afshin Cangarlu(13).........................................      104,278        *
Fred L. Brown(14)...........................................       45,000        *
Jeffrey M. Krauss(15).......................................       44,500        *
Executive officers and directors of XCare.net as a group (12
  persons)(16)..............................................    6,684,788     35.0

-------------------------
   * Represents less than one percent of the total.

 (1) Represents 2,334,486 shares held by Nazem & Company IV, L.P. and 555,556 shares held by Transatlantic Venture Fund C.V. Jeffrey M. Krauss, one of our directors, was a general partner of Nazem & Company IV, L.P. and Transatlantic Venture Fund C.V. until March 2000. Mr. Krauss is currently a special limited partner with no voting or investment power in Nazem & Company IV, L.P. or Transatlantic Venture Fund C.V.

 (2) Represents 2,388,001 shares held by Atlantic Medical Capital, L.P., 500 shares owned by J. Andrew Cowherd, 500 shares owned by J. Andrew Cowherd's son, 70,000 shares owned by AHR Seller Group, LLC, 20,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by J. Andrew Cowherd and 10,000 shares subject to stock options exercisable within 60 days of May 31, 2001 held by Atlantic Medical Management, LLC. J. Andrew Cowherd, one of our directors, is a member of Atlantic Medical Management, LLC. Atlantic Medical Management, LLC is the management services company of Atlantic Medical Capital, L.P. Atlantic Medical Capital, L.P. is a member of the AHR Seller Group, LLC. Atlantic Medical Management, LLC has three members, each of whom shares voting and investment power over the shares held by Atlantic Medical Capital, L.P. Mr. Cowherd disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate pecuniary interest.

 (3) Represents 1,074,075 shares held by Sequel Limited Partnership II, 37,037 shares held by Sequel Entrepreneurs Fund II, L.P., 10,900 shares held by Daniel J. Mitchell, 20,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by Daniel J. Mitchell and 10,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by Sequel Venture Partners II, L.L.C. Sequel Venture Partners II, L.L.C., the general partner of Sequel Limited Partnership II and Sequel Entrepreneurs Fund II, L.P., has five managers, including Daniel J. Mitchell, one of our directors. Each of these managers' shares voting and investment power over the shares held by Sequel Limited Partnership II and Sequel Entrepreneurs Fund II, L.P. Mr. Mitchell disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate pecuniary interest.

 (4) Represents 925,926 shares held by Dauphin Capital Partners I, L.P., 20,000 shares owned by James B. Hoover, 20,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by James B. Hoover and 10,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by Dauphin Management, L.L.C. James B. Hoover, one of our directors, is a Managing Member of DCP I, L.L.C., which is the general partner of Dauphin Capital Partners I, L.P. Mr. Hoover disclaims beneficial ownership of the shares held by that entity except to the extent of his proportionate pecuniary interest.

 (5) Represents shares held at March 31, 2001, per the Form 13F filed with the SEC on May 15, 2001.

 (6) Represents a warrant currently exercisable for shares of common stock.

 (7) Includes 938,726 shares subject to stock options exercisable within 60 days of June 30, 2001.

 (8) Includes 360,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

 (9) Includes 175,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(10) Includes 117,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(11) Includes 94,000 shares subject to stock options exercisable within 60 days of June 30, 2001. Also includes 10,000 shares held in the name of Mr. Scherping's spouse.

(12) Includes 97,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(13) Includes 100,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(14) Includes 45,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(15) Includes 30,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(16) Includes 2,046,726 shares subject to stock options exercisable within 60 days of June 30, 2001, as described in the above footnotes.

                 RELATED TRANSACTIONS AND CERTAIN RELATIONSHIPS

AFFILIATED RELATIONSHIPS

     Several of the members of our board of directors are affiliated with entities beneficially owning greater than 5% of our common stock. These relationships are summarized below.

      DIRECTOR                PRINCIPAL STOCKHOLDER                NATURE OF RELATIONSHIP
      --------                ---------------------                ----------------------
J. Andrew Cowherd....    Atlantic Medical Capital, L.P.      Mr. Cowherd is a member of
                                                             Atlantic Medical Management, L.C.,
                                                             the management services company of
                                                             Atlantic Medical Capital, L.P.
Daniel J. Mitchell...    Sequel Venture Partners             Mr. Mitchell is a manager of
                                                             Sequel Venture Partners
James B. Hoover......    Dauphin Capital Partners I, L.P.    Mr. Hoover is a managing member of
                                                             the general partner of Dauphin
                                                             Capital Partners I, L.P.
Jeffrey M. Krauss....    Nazem & Company IV, L.P.            Mr. Krauss is a special limited
                         Transatlantic Fund C.V.             partner with no voting or
                                                             investment power in Nazem &
                                                             Company IV, L.P. or Transatlantic
                                                             Venture Fund C.V.

AFFILIATED TRANSACTIONS

     In September 1999, we entered into a professional services agreement with munshee.com LLC, whose managing member is a general partner of Nazem & Company IV, L.P. In February 2000, we entered into a professional services arrangement with Apothecare.net, Inc., an entity that is controlled by a general partner of Nazem & Company IV, L.P. Nazem & Company IV, L.P. is a beneficial owner of greater than 5% of our common stock. Jeffrey M. Krauss, a member of our board of directors, was a general partner of Nazem & Company IV, L.P. until March 2000. We recognized $581,000 in revenue under these agreements during the year ended December 31, 2000.

     We recognized $135,000 in revenue from Advica Health Resources prior to our acquisition of Advica Health Resources in November 2000. Atlantic Medical Capital, L.P. was a significant stockholder of Advica Health Resources. J. Andrew Cowherd, one of our directors, is a member of Atlantic Medical Management, LLC, the management services company for Atlantic Medical Capital, L.P. We issued 70,000 shares of our common stock, valued at $507,500 to the stockholders of Advica Health Resources in connection with the acquisition of Advica Health Resources.

     MedUnite. In October 2000, we entered into a software license and services agreement with MedUnite, Inc. to provide software development services related to the pilot program. These services are provided on a time and materials basis and the agreement is cancelable at MedUnite's discretion subsequent to the delivery of the first pilot and prior to the contract contingency date, which is expected in mid-2001. In addition, we will host MedUnite's pilot program. If MedUnite does not terminate the agreement before the contingency date, we will sell MedUnite a software license and expect to provide ongoing hosting, transaction processing, maintenance, software development and technical services.

     In connection with the agreement, we issued warrants to MedUnite to purchase 1,350,000 shares of our common stock at an exercise price of $4.06. The warrants were immediately vested exercisable and non-forfeitable for a period of eighteen months from the date of grant. The fair value of the warrants was calculated to be $3.1 million and was determined using the Black-Scholes option pricing model using a volatility factor of 120%, risk-free interest rate of 6.0% and an expected life of 18 months. The amounts billed to MedUnite, up to the date that the first pilot was delivered in March 2001, has been reduced by the fair value attributed to the warrants. For the year ended December 31, 2000, we allocated $2.2 million of the warrant charge to billings and amounts billable. The remaining value of the warrants of $0.9 million at December 31, 2000 was included in other current assets. For the three months ended March 31, 2001, we charged the remaining warrant value of $0.9 million to billings and amounts billable.

     In addition, under the terms of the agreement, we may make an investment in MedUnite between $10.0 and $20.0 million.


     Robert Murrie, our President, Chief Operating Officer and a director, has entered into an employment agreement with us. Under this employment agreement, we are obligated to pay Mr. Murrie a transition bonus of $973,500, of which $400,000 was paid upon the closing of the acquisition of Healthcare.com and the remainder will be paid over the three year period following the closing. In addition, Mr. Murrie will be granted stock options to purchase 200,000 shares of our common stock.


OPTION ACCELERATIONS

     In September 2000, in connection with the termination of his employment with us, unvested options to purchase 75,000 shares of our common stock held by Peter Cheesbrough, our former Chief Financial Officer, were accelerated and made immediately exercisable.

     In April 2001, unvested options to purchase 10,000 shares of our common stock granted in September 2000 to William Reilly and Robert Tsao, former directors, were accelerated and made immediately exercisable.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


     The following unaudited pro forma combined financial information assumes a business combination between XCare.net, including Confer Software, and Healthcare.com is accounted for as a purchase and is based on the respective historical consolidated financial statements and the notes thereto. The data is not necessarily indicative of the operating results or financial position that would have been achieved had the acquisitions been consummated as of the beginning of the periods presented and should not be construed as representative or indicative of these amounts for any future date or in any future periods. The pro forma combined balance sheet combines our June 30, 2001 consolidated balance sheet with Healthcare.com's June 30, 2001 consolidated balance sheet. The pro forma statements of operations combine our historical results, including the historical results of Confer Software, with Healthcare.com's historical results for the periods indicated below. The Healthcare.com acquisition was consummated on August 13, 2001. The Confer Software acquisition was consummated on June 7, 2001.


                        PRO FORMA COMBINED BALANCE SHEET

                                 JUNE 30, 2001

                                 (IN THOUSANDS)


                                                              AS REPORTED
                                                   ---------------------------------     PRO FORMA             PRO FORMA
                                                   XCARE.NET, INC.    HEALTHCARE.COM    ADJUSTMENTS            COMBINED
                                                   ---------------    --------------    -----------            ---------
Current assets
  Cash and cash equivalents......................     $ 38,858           $  1,415                              $ 40,273
  Short term investments.........................       39,126                 --                                39,126
  Accounts receivable, net.......................        4,428             20,208                                24,636
  Work performed in advance of billings..........        3,152                 --                                 3,152
  Other current assets...........................        3,652              1,651                                 5,303
                                                      --------           --------        --------              --------
         Total current assets....................       89,216             23,274                               112,490
Property and equipment, net......................        5,904              3,051                                 8,955
Capitalized software development costs, net......           --              3,732                                 3,732
Purchased software, net..........................          562                287                                   849
Goodwill, net....................................        7,756             10,739        $ 61,792(a)             80,287
Other assets.....................................        2,703                 26                                 2,729
                                                      --------           --------        --------              --------
         Total assets............................     $106,141           $ 41,109        $ 61,792              $209,042
                                                      ========           ========        ========              ========
Current liabilities
  Accounts payable...............................     $    606           $  2,322                              $  2,928
  Accrued liabilities............................        3,599              2,847        $  2,100(c)              8,546
  Unearned revenues..............................        4,274              5,855                                10,129
  Line of credit and current portion of capital
    lease obligations............................           --              4,552                                 4,552
                                                      --------           --------        --------              --------
         Total current liabilities...............        8,479             15,576           2,100                26,155
Long term liabilities and capital lease
  obligations....................................           --                547              --                   547
Deferred revenue.................................        4,653                 --              --                 4,653
                                                      --------           --------        --------              --------
         Total liabilities.......................       13,132             16,123           2,100                31,355
                                                      --------           --------        --------              --------
Redeemable preferred stock.......................           --                160            (160)(b)                --
Preferred stock..................................           --                 --                                    --
Common stock.....................................          171                284            (177)(a)(b)            278
Additional paid in capital.......................      129,291             50,235          34,336(a)(b)         213,862
Unearned compensation, net.......................         (409)                --                                  (409)
Accumulated deficit..............................      (36,044)           (25,693)         25,693(b)            (36,044)
                                                      --------           --------        --------              --------
    Total stockholders' equity...................       93,009             24,826          59,852               177,687
                                                      --------           --------        --------              --------
         Total liabilities and stockholders'
           equity................................     $106,141           $ 41,109        $ 61,792              $209,042
                                                      ========           ========        ========              ========

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       AS REPORTED
                                      ---------------------------------------------     PRO FORMA       PRO FORMA
                                      XCARE.NET, INC.    HEALTHCARE.COM     CONFER     ADJUSTMENTS      COMBINED
                                      ---------------    --------------     ------     -----------      ---------
Total revenue.....................       $ 10,681           $48,313        $  1,624                     $ 60,618
                                         --------           -------        --------                     --------
Costs and expenses
  Costs of revenue................         14,173            24,632           5,341                       44,146
  Sales and marketing.............          5,216             8,302           7,124                       20,642
  General and administrative......          9,207             6,107           3,782     $    325(e)       19,421
  Research and development........          2,952             4,272           4,612                       11,836
  Amortization of goodwill and
     acquired intangibles.........             96             1,140              --        9,918(a)       11,154
  Stock compensation expense......          1,381                --             304                        1,685
                                         --------           -------        --------     --------        --------
     Total operating expenses.....         33,025            44,453          21,163       10,243         108,884
                                         --------           -------        --------     --------        --------
Income (loss) from operations.....        (22,344)            3,860         (19,539)     (10,243)        (48,266)
  Other income (expense)..........          5,027              (918)          1,067                        5,176
                                         --------           -------        --------     --------        --------
Income (loss) before income
  taxes...........................        (17,317)            2,942         (18,472)     (10,243)        (43,090)
Income tax expense (benefit)......             --                79              --          (79)(f)          --
                                         --------           -------        --------     --------        --------
Net income (loss) from continuing
  operations......................        (17,317)            2,863         (18,472)     (10,164)        (43,090)
Preferred stock accretion and
  dividends.......................             --                55              --          (55)(g)          --
                                         --------           -------        --------     --------        --------
Net income (loss) from continuing
  operations attributable to
  common stockholders.............       $(17,317)          $ 2,808        $(18,472)    $(10,109)       $(43,090)
                                         ========           =======        ========     ========        ========
Net loss from continuing
  operations per common share -
  basic and diluted...............       $  (1.20)                                                      $  (1.68)
                                         ========                                                       ========
Weighted average common shares
  outstanding-basic and diluted...         14,399                                         11,299(d)       25,698
                                         ========                                       ========        ========

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 2001

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                              AS REPORTED               CONFER(I)     HEALTHCARE.COM
                                    --------------------------------    PRO FORMA       PRO FORMA      PRO FORMA
                                    XCARE.NET, INC.   HEALTHCARE.COM   ADJUSTMENTS     ADJUSTMENTS     COMBINED
                                    ---------------   --------------   -----------    --------------   ---------
Total revenue.....................      $16,626          $26,428         $   833                       $ 43,887
                                        -------          -------         -------                       --------
Costs and expenses
  Costs of revenue................       12,568           13,184             106                         25,858
  Sales and marketing.............        2,953            4,542             493                          7,988
  General and administrative......        4,417            3,296           1,231         $   162(e)       9,106
  Research and development........        2,086            2,549           1,341                          5,976
  Amortization of goodwill and
     acquired intangibles.........          664              609             290           4,572(a)       6,135
  Stock compensation expense......          296               --              --                            296
  Merger costs....................           --              315              --            (315)(h)         --
                                        -------          -------         -------         -------       --------
     Total operating expenses.....       22,984           24,495           3,461           4,419         55,359
                                        -------          -------         -------         -------       --------
Income (loss) from operations.....       (6,358)           1,933          (2,628)         (4,419)       (11,472)
  Other income (expense)..........        1,972             (305)            336                          2,003
                                        -------          -------         -------         -------       --------
Income (loss) before income
  taxes...........................       (4,386)           1,628          (2,292)        ((4,419)        (9,469)
Income tax expense (benefit)......           --              355              --            (355)(f)         --
                                        -------          -------         -------         -------       --------
Net income (loss) from continuing
  operations......................       (4,386)           1,273          (2,292)         (4,064)      $ (9,469)
Preferred stock accretion and
  dividends.......................           --               17              --             (17)(g)         --
                                        -------          -------         -------         -------       --------
Net income (loss) from continuing
  operations, before extraordinary
  item............................       (4,386)           1,256          (2,292)         (4,047)        (9,469)
                                        =======          =======         =======         =======       ========
Net income (loss) from continuing
  operations attributable to
  common stockholders.............      $(4,386)         $ 1,256         $(2,292)        $(4,047)      $ (9,469)
                                        =======          =======         =======         =======       ========
Net loss from continuing
  operations per common share -
  basic and diluted...............      $ (0.27)                                                       $  (0.35)
                                        =======                                                        ========
Weighted average common shares
  outstanding-basic and diluted...       16,502                              517(d)       10,707(d)      27,726
                                        =======                          =======         =======       ========

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION


     The unaudited pro forma combined financial statements of XCare.net have been prepared based on the historical financial statements of XCare.net, Healthcare.com and Confer Software for the periods presented considering the effects of the acquisitions of Confer Software and Healthcare.com under the purchase method. The financial statements reflect the financial position as though the acquisition of Healthcare.com had occurred as of June 30, 2001 and the results of operations as though the acquisitions of Confer Software and Healthcare.com had occurred as of January 1, 2000.



     In management's opinion, all material adjustments necessary to reflect the effects of the acquisitions have been made. The unaudited pro forma financial statements are not necessarily indicative of the actual financial position at June 30, 2001, or what the actual results of operations of XCare.net would have been assuming the acquisitions had been completed as of January 1, 2000, nor are they indicative of the financial position or results of operations for future periods.


2. PRO FORMA ADJUSTMENTS

     (a) A new basis will be established for Healthcare.com's assets and liabilities by allocating the total acquisition consideration to the relative fair values thereof. The following represents the step-up of Healthcare.com's assets and liabilities to record the issuance of equity securities as consideration for the Healthcare.com stock and the related purchase price allocation, including direct costs, under the purchase method of accounting. The portion of the consideration assigned to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. An average closing price of $7.20 (using 5 days before and after and including the announcement date of May 14) for XCare.net's common stock was used for this calculation. All amounts are in thousands.

     The following represents the calculation of the purchase price and goodwill:


       Value assigned to 10,690 shares of XCare.net common stock...  $     76,968
       Fair value of vested options granted by XCare.net...........         7,588
       Merger-related expenses.....................................         2,100
       Value assigned to preferred shares (17 shares of XCare.net
         common stock).............................................           122
                                                                     ------------
                                                                     $     86,778
       Net tangible assets of Healthcare.com.......................       (14,247)
                                                                     ------------
       Preliminary goodwill........................................  $     72,531
                                                                     ============



     The excess consideration allocated to goodwill is amortized over seven years in the accompanying pro formas.



     The excess consideration allocated to goodwill for the acquisition of Confer Software of $4,870 is amortized over seven years in the accompanying pro formas.



     The final allocation of purchase price is subject to adjustment based upon final appraisals and other analysis. These final appraisals and other analysis may result in adjustments to the fair value of net assets acquired. As the acquisitions will be accounted for under the purchase method of accounting, existing goodwill and equity balances of Healthcare.com will be eliminated. As the purchase price is expected to exceed the fair value of net assets acquired, the excess value will be assigned to goodwill and identifiable intangibles.



     In July 2001, the Financial Accounting Standards Board issued Statements 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets Statement No. 141 requires companies to reflect intangible assets apart from goodwill and supercedes previous guidance related to business combinations. Statement No. 142 eliminates amortization of goodwill and amortization of indefinite lived intangible assets. However, Statement No. 142 also requires the Company to perform impairment tests at least annually on all goodwill and intangible assets. These statements are required to be adopted by the Company on January 1, 2002 and for any acquisitions entered into after July 1, 2001.



     (b) Reflects the elimination of the stockholders' equity accounts and redeemable preferred stock of Healthcare.com.


     (c) Represents acquisition related expenses.


     (d) Unaudited pro forma combined basic and diluted net loss per share also includes 11,299 and 11,224 shares of common stock for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively issued in connection with both the Confer Acquisition, (592 shares of common stock issued effective June 7, 2001) and the merger with Healthcare.com. Common stock equivalents are excluded from the computation as the combined pro forma results produced a net loss.


     (e) Represents transaction bonus to be paid to Healthcare.com's current president and chief executive officer, to be paid over a three year period.

     (f) Represents the elimination of income tax expense on the combined entity.

     (g) Represents the elimination of preferred stock accretion and dividends on exchanged preferred shares.


     (h) Represents the elimination of merger costs related to the purchase transaction.



     (i) Represents January through May 2001 results of operations for Confer Software. Confer's June 2001 results of operations are included in XCare.net's results for the six months ended June 30, 2001 because the Confer acquisition was consummated on June 7, 2001. The excess consideration allocated to goodwill for the acquisition of Confer Software of $4,870 is amortized over seven years. A pro forma adjustment was made to increase the amortization of goodwill and acquired intangible by $290.

                              SELLING STOCKHOLDERS

     The table below lists the selling stockholders and other information regarding their beneficial ownership of the shares of common stock.

     Except for their ownership of common stock, none of the selling stockholders, other than MedUnite, Inc. has had any material relationship with us within the past three years.


     In October 2000, we entered into a software license and services agreement with MedUnite. Under the agreement, we are providing software and services in exchange for fees. In connection with the agreement, we issued to MedUnite a warrant to purchase 1,350,000 shares of our common stock. Please review "Related Transactions and Certain Relationships" on page 42 for a more detailed description.


     The second column lists, for each selling stockholder, the number of shares of common stock beneficially owned by that selling stockholder on June 30, 2001.

     The third column lists each selling stockholder's portion of the 1,942,453 shares of common stock being offered by this prospectus. We cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may decide to sell all, some or none of their shares from time to time.

                                                      NUMBER OF SHARES
                                                      OF COMMON STOCK       NUMBER OF SHARES OF
                                                     BENEFICIALLY OWNED        COMMON STOCK
       NAME OF SELLING STOCKHOLDER                 AS OF JUNE 30, 2001(1)     OFFERED HEREBY
       ---------------------------                 ----------------------   -------------------
       MedUnite, Inc.(2).........................        1,350,000               1,350,000
       Mayfield VII..............................           89,392                  89,392
       Mayfield Associates Fund..................            4,705                   4,705
       HC Trust..................................            9,089                   9,089
       LiveOak...................................           87,989                  87,989
       Salix.....................................           51,418                  51,418
       CGJR Health Care Services.................            6,275                   6,275
       ADI Partners..............................            3,116                   3,116
       Frazier Healthcare II.....................            7,035                   7,035
       Frazier Healthcare III....................           81,468                  81,468
       Frazier Affiliates III....................              612                     612
       RS Investment Management..................            3,864                   3,864
       RS & Co. .................................           21,896                  21,896
       Crabtree Ventures.........................           14,726                  14,726
       Goldman Sachs Group.......................           37,241                  37,241
       Stone Street Fund 1999....................            1,552                   1,552
       Rho Management Trust......................          101,105                 101,105
       CIBC WMC..................................           31,557                  31,557
       CIBC Employee Private Equity..............           10,519                  10,519
       First Consulting Group....................           16,830                  16,830
       Mandato Family Trust......................           11,726                  11,726
       Russell Hirsch............................              337                     337
                                                         ---------               ---------
                 Total...........................        1,942,453               1,942,453

---------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes securities which the person has the right to acquire within 60 days of June 30, 2001 through the conversion or exercise of any security or other right.

(2) Consists of shares underlying a warrant issued to MedUnite in October 2000. The exercise price for the warrant is $4.06 per share.

                              PLAN OF DISTRIBUTION

     We are registering the resale of shares of common stock on behalf of the selling stockholders. The selling stockholders may offer and resell the shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

DONEES AND PLEDGEES

     The term "selling stockholders" includes donees, i.e., persons who receive shares from a selling stockholder after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who upon contractual default by a selling stockholder may seize shares which the selling stockholder pledged to such person. If a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

TYPES OF SALE TRANSACTIONS

     The selling stockholders may sell the shares in one or more types of transactions (which may include block transactions):

     - on the Nasdaq National Market;

     - in the over-the-counter market;

     - in negotiated transactions;

     - through put or call option transactions;

     - through short sales; or

     - any combination of such methods of sale.

     The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have informed us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares. They have also informed us that no one is acting as underwriter or coordinating broker in connection with proposed sale of shares.

COSTS AND COMMISSIONS

     We will not receive any proceeds from the sale of the selling stockholders and will bear all costs, fees and expenses incident to our obligation to register the shares of common stock. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

SALES TO OR THROUGH BROKER-DEALERS

     The selling stockholders may conduct such transactions either by selling shares directly to purchasers, or by selling shares to, or through broker-dealers. Such broker-dealers may act either as an agent of a selling stockholder, or as a principal for the broker-dealer's own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

DEEMED UNDERWRITING COMPENSATION

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

INDEMNIFICATION

     We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act.

PROSPECTUS DELIVERY REQUIREMENTS

     Because they may be deemed to be underwriters, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Nasdaq National Market in accordance with Rule 153 of the Securities Act. We have informed the selling stockholders that their sales in the market may be subject to the antimanipulative provisions of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

STATE REQUIREMENTS

     Some states require that any shares sold in that state may only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that an exemption exists from the registration or qualification requirement and that the exemption or qualification requirements have been complied with.

SALES UNDER RULE 144

     Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.

DISTRIBUTION ARRANGEMENTS WITH BROKER-DEALERS

     If a selling stockholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through

     - a block trade,

     - special offering,

     - exchange distribution or secondary distribution, or

     - a purchase by a broker or dealer,

     we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

     The supplement will disclose

     - the name of each such selling stockholder and of the participating broker-dealer(s),

     - the number of shares involved,

     - the price at which such shares are sold,

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     - that such broker-dealer(s) did not conduct any investigation to verify the information in this prospectus, and

     - any other facts material to the transaction.

     The SEC may deem the selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling stockholder has purchased the shares of our common stock in the ordinary course of its business, and at the time the selling stockholder purchased the shares of common stock, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

     UNDER THE EXCHANGE ACT, ANY PERSON ENGAGED IN THE DISTRIBUTION OF THE SHARES OF COMMON STOCK MAY NOT SIMULTANEOUSLY ENGAGE IN MARKET-MAKING ACTIVITIES WITH RESPECT TO THE COMMON STOCK FOR FIVE BUSINESS DAYS PRIOR TO THE START OF THE DISTRIBUTION. IN ADDITION, EACH SELLING STOCKHOLDER AND ANY OTHER PERSON PARTICIPATING IN A DISTRIBUTION WILL BE SUBJECT TO THE EXCHANGE ACT, WHICH MAY LIMIT THE TIMING OF PURCHASES AND SALES OF COMMON STOCK BY THE SELLING STOCKHOLDER OR ANY SUCH OTHER PERSON.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value and 5,000,000 shares of preferred stock, $0.01 par value.

     The following summary of provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and by the provisions of Delaware law.

COMMON STOCK


     As of July 12, 2001, there were 16,889,478 shares of common stock outstanding, held by approximately 54 stockholders of record and by approximately 3,200 beneficial owners.


     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of XCare.net, the holders of common stock are entitled to share ratably in all assets, subject to prior distribution rights of the preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to our certificate of incorporation, our board of directors has the authority without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and privileges, which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of XCare.net or to make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

REGISTRATION RIGHTS

     Currently, the holders of an aggregate of approximately 9,809,976 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the registration rights agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders of registration rights are entitled to notice of such registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of the offering subject to the registration to limit the number of shares included in such registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's voting stock.

     Certificate of Incorporation. In October 1999, our board approved amendments to our certificate of incorporation, to provide:

     - That the board may issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

     - That any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

     - For the division of the board into three classes, with each class serving for a term of three years;

     - That vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office; and

     - That directors may be removed only for cause.

     Bylaws. In October 1999, our board approved amendments to our bylaws to provide that special meetings of our stockholders may be called only by the chairman of the board, the president or the board.

     Our stockholders approved these amendments in January 2000. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of XCare.net. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of XCare.net that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of XCare.net. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of XCare.net. They may also have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

     This prospectus is part of a registration statement on Form S-1 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and the common stock. You may request a copy of these filings at no cost. Please direct your requests to:

        Investor Relations
        XCare.net, Inc.
        6400 Fiddler's Green Circle
        Suite 1400
        Englewood, CO 80111
        Tel: 1-800-723-3033

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

                                    EXPERTS

     The financial statements of Confer Software, Inc. as of December 31, 2000 and 1999 and for the years then ended appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of XCare.net as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Healthcare.com Corporation and Subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares offered pursuant to this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Arthur F. Schneiderman, a member of Wilson Sonsini Goodrich & Rosati, is the Secretary of XCare.net.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
XCARE.NET, INC. FINANCIAL STATEMENTS
Audited Consolidated Financial Statements
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     2000...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1999 and 2000.......................   F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the years ended December 31, 1998, 1999 and 2000...   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1999 and 2000.......................   F-6
  Notes to Consolidated Financial Statements for the years
     ended December 31, 1998, 1999 and 2000.................   F-7
Unaudited Condensed Consolidated Financial Statements
  Condensed Consolidated Balance Sheets as of June 30, 2001
     and December 31, 2000..................................  F-24
  Condensed Consolidated Statements of Operations for the
     Six Months Ended June 30, 2001 and 2000................  F-25
  Condensed Consolidated Statements of Cash Flows for the
     Six Months Ended June 30, 2001 and 2000................  F-26
  Notes to Condensed Consolidated Financial Statements......  F-27

CONFER SOFTWARE, INC. FINANCIAL STATEMENTS
  Report of Independent Auditors............................  F-31
  Balance Sheets as of December 31, 1999 and 2000 (audited)
     and March 31, 2001 (unaudited).........................  F-32
  Statements of Operations for the years ended December 31,
     1999 and 2000 (audited) and the three months ended
     March 31, 2000 and 2001 (unaudited)....................  F-33
  Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1999 and 2000 (audited) and the
     three months ended March 31, 2001 (unaudited)..........  F-34
  Statements of Cash Flows for the years ended December 31,
     1999 and 2000 (audited) and the three months ended
     March 31, 2000 and 2001 (unaudited)....................  F-35
  Notes to Financial Statements.............................  F-36

HEALTHCARE.COM CORPORATION FINANCIAL STATEMENTS
Audited Consolidated Financial Statements
  Independent Auditors' Report..............................  F-47
  Consolidated Balance Sheets...............................  F-48
  Consolidated Statements of Operations.....................  F-49
  Consolidated Statements of Shareholders' Equity...........  F-50
  Consolidated Statements of Cash Flows.....................  F-51
  Notes to Consolidated Financial Statements................  F-52
Unaudited Condensed Consolidated Financial Statements
  Condensed Consolidated Balance Sheets as of June 30, 2001
     and December 31, 2000..................................  F-66
  Condensed Consolidated Statements of Operations for the
     Six Months Ended June 30, 2001 and 2000................  F-67
  Condensed Consolidated Statements of Cash Flows for the
     Six Months Ended June 30, 2001 and 2000................  F-68
  Notes to Condensed Consolidated Financial Statements......  F-69

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of XCare.net, Inc.

     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of XCare.net, Inc. and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index under item 16(b) on page II-6 of this registration statement presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Broomfield, Colorado
March 23, 2001

                                XCARE.NET, INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1999        2000
                                                                  ----        ----
                           ASSETS
Cash and cash equivalents...................................    $  7,455    $ 37,319
Short-term investments......................................          --      41,000
Accounts receivable, net of allowance of $141 and $546 at
  December 31, 1999 and 2000, respectively..................         890       2,801
Receivable from affiliate...................................         453          --
Work performed in advance of billings.......................         557       1,855
Other current assets........................................       1,296       3,853
                                                                --------    --------
       Total current assets.................................      10,651      86,828
Property and equipment, net.................................       1,368       5,104
Purchased software, net.....................................         566         333
Goodwill and other intangible assets........................          --       3,378
Other assets................................................         598       1,265
                                                                --------    --------
       Total assets.........................................    $ 13,183    $ 96,908
                                                                ========    ========
      LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
     PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................    $    819    $  2,028
  Accrued liabilities.......................................       1,449       1,847
  Unearned revenue..........................................         153         137
  Current portion of long-term debt and capital lease
     obligations............................................          92          57
                                                                --------    --------
       Total current liabilities............................       2,513       4,069
Commitments and contingencies (Note 8)
  Series A mandatorily redeemable convertible preferred
     stock, $.01 par value; 6,000,000 and 0 shares
     authorized as of December 31, 1999 and 2000,
     respectively; 2,450,000 and 0 shares issued and
     outstanding at December 31, 1999 and 2000,
     respectively...........................................       6,810          --
  Series B mandatorily redeemable convertible preferred
     stock, $.01 par value; 75,000,000 and 0 shares
     authorized as of December 31, 1999, and 2000,
     respectively; 63,053,144 and 0 issued and outstanding
     at December 31, 1999 and 2000, respectively............      16,948          --
Value ascribed to mandatorily redeemable convertible
  preferred stock warrants..................................          84          --
                                                                --------    --------
                                                                  23,842          --
                                                                --------    --------
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value, 0 and 5,000,000 shares
     authorized as of December 31, 1999 and 2000,
     respectively; no shares issued and outstanding at
     December 31, 1999 and 2000, respectively...............          --          --
  Common stock, $.01 par value; 12,500,000 and 100,000,000
     authorized as of December 31, 1999 and 2000,
     respectively; 577,663 and 16,408,274 shares issued and
     outstanding as of December 31, 1999 and 2000,
     respectively...........................................           6         164
Additional paid-in capital..................................       3,432     124,990
Unearned compensation, net..................................      (2,269)       (657)
Accumulated deficit.........................................     (14,341)    (31,658)
                                                                --------    --------
       Total stockholders' equity (deficit).................     (13,172)     92,839
                                                                --------    --------
       Total liabilities and stockholders' equity
        (deficit)...........................................    $ 13,183    $ 96,908
                                                                ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                 1998       1999        2000
                                                                 ----       ----        ----
Revenue.....................................................    $ 2,270    $ 4,400    $  9,965
Revenue from affiliates.....................................         --        453         716
                                                                -------    -------    --------
     Total revenue..........................................      2,270      4,853      10,681
                                                                -------    -------    --------
Costs and expenses:
  Cost of revenue...........................................      2,086      3,923      14,173
  Sales and marketing.......................................        965      1,105       5,216
  General and administrative................................      2,194      1,867       9,207
  Research and development..................................        670        575       2,952
  Amortization of goodwill and acquired intangibles.........         --         --          96
  Stock compensation expense................................         --        504       1,381
                                                                -------    -------    --------
     Total cost and expenses................................      5,915      7,974      33,025
                                                                -------    -------    --------
Loss from operations........................................     (3,645)    (3,121)    (22,344)
Interest income (expense), net..............................       (437)       (67)      5,027
                                                                -------    -------    --------
Net loss....................................................    $(4,082)   $(3,188)   $(17,317)
                                                                =======    =======    ========
Net loss per common share -- basic and diluted..............    $(10.64)   $ (6.91)   $  (1.20)
                                                                =======    =======    ========
Weighted average common shares outstanding -- basic and
  diluted...................................................        390        472      14,399
                                                                =======    =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                      COMMON STOCK      ADDITIONAL      UNEARNED
                                    ----------------     PAID-IN      COMPENSATION,    ACCUMULATED
                                    SHARES    AMOUNT     CAPITAL           NET          (DEFICIT)      TOTAL
                                    ------    ------    ----------    -------------    -----------     -----
BALANCE AT DECEMBER 31, 1997......     390     $  4      $    530        $    --        $ (7,071)     $ (6,537)
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................      --       --           (66)            --              --           (66)
Other.............................      --       --            65             --              --            65
Net loss..........................      --       --            --             --          (4,082)       (4,082)
                                    ------     ----      --------        -------        --------      --------
BALANCE AT DECEMBER 31, 1998......     390        4           529             --         (11,153)      (10,620)
Common stock issued upon exercise
  of options......................     188        2            95             --              --            97
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................      --       --           (75)            --              --           (75)
Unearned compensation, net........      --       --         2,773         (2,269)             --           504
Other.............................                            110             --              --           110
Net loss..........................      --       --            --             --          (3,188)       (3,188)
                                    ------     ----      --------        -------        --------      --------
BALANCE AT DECEMBER 31, 1999......     578        6         3,432         (2,269)        (14,341)      (13,172)
Conversion of preferred stock into
  common stock and exercise of
  warrants at Initial Public
  Offering........................   9,811       98        23,743             --              --        23,841
Common stock issued at Initial
  Public Offering, net of offering
  costs...........................   5,750       57        94,176             --              --        94,233
Stock option exercises and
  issuances under employee stock
  purchase plan...................     199        2           305             --              --           307
Common stock warrants issued to
  customer........................      --       --         3,058             --              --         3,058
Unearned compensation, net........      --       --          (231)         1,612              --         1,381
Stock issued in Advica Health
  Resources purchase..............      70        1           507             --              --           508
Net loss..........................      --       --            --             --         (17,317)      (17,317)
                                    ------     ----      --------        -------        --------      --------
BALANCE AT DECEMBER 31, 2000......  16,408     $164      $124,990        $  (657)       $(31,658)     $ 92,839
                                    ======     ====      ========        =======        ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1998      1999       2000
                                                               ----      ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(4,082)  $(3,188)  $(17,317)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      815       797      1,602
  Amortization of goodwill and acquired intangibles.........       --        --         96
  Charge related to issuance of warrants....................       --        --      2,182
  Provision for losses on receivables.......................       50        91        636
  Loss on impairment and disposal of assets.................      408         9        295
  Amortization of unearned compensation.....................       --       504      1,381
  Other.....................................................       99       198        (43)
  Change in assets and liabilities: (net of assets and
    liabilities acquired)
    Accounts receivable.....................................     (300)     (278)    (2,015)
    Receivable from affiliate...............................       --      (453)       453
    Work performed in advance of billings...................       --      (557)    (1,298)
    Other current assets....................................       99    (1,218)    (2,566)
    Income taxes receivable.................................      617        --         --
    Purchased software......................................     (850)       --        (50)
    Other assets............................................     (285)     (313)       (10)
    Accounts payable........................................      488        92        539
    Accrued liabilities.....................................      473       298     (1,218)
    Unearned revenue........................................      312      (347)       (16)
                                                              -------   -------   --------
       Net cash used in operating activities................   (2,156)   (4,365)   (17,349)
                                                              -------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment..........................      (19)   (1,245)    (3,631)
Purchase of Integrated Media, Inc., net of cash acquired....       --        --     (2,107)
Purchase of Advica Health Resources, Inc., net of cash
  acquired..................................................       --        --       (764)
Purchase of short-term investments..........................       --        --    (41,000)
Other investing activities..................................      186         4       (681)
                                                              -------   -------   --------
       Net cash provided by (used in) investing
       activities...........................................      167    (1,241)   (48,183)
                                                              -------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt..............................    2,230       205         --
Principal payments on debt..................................     (166)     (430)        (4)
Principal payments under capital leases.....................     (574)     (749)       (31)
Proceeds from issuance of mandatorily redeemable convertible
  preferred stock, net......................................       --    13,740         --
Proceeds from Initial Public Offering.......................       --        --     95,326
Proceeds from issuance of common stock......................       --        --        307
Other.......................................................       --        97       (202)
                                                              -------   -------   --------
       Net cash provided by financing activities............    1,490    12,863     95,396
                                                              -------   -------   --------
Net increase (decrease) in cash and cash equivalents........     (499)    7,257     29,864
Cash and cash equivalents at beginning of period............      697       198      7,455
                                                              -------   -------   --------
Cash and cash equivalents at end of period..................  $   198   $ 7,455   $ 37,319
                                                              =======   =======   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid...............................................  $   127   $    74   $     --
Income taxes refunded.......................................     (615)       --         --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  TRANSACTIONS
Conversion of convertible promissory notes and accrued
  interest to Series B mandatorily redeemable convertible
  preferred stock...........................................  $    --   $ 3,204   $     --
  Issuance of common stock in acquisition of Advica Health
    Resources...............................................       --        --        508
  Issuance of common stock warrants to customer.............       --        --      3,058

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     XCare.net, Inc. (the "Company" or "XCare.net") develops, deploys and supports business-to-business software solutions for the healthcare industry. XTiera(TM), the Company's proprietary XML-based platform, and professional services allow it to create customizable transaction-based application solutions that are designed to address the complex administrative processing requirements of healthcare companies. In addition, the Company provides outsourcing and transaction hosting services that improve workflow processes and reduce administrative costs for customers.

BASIS OF PRESENTATION

     We are incorporated under the laws of the State of Delaware. The consolidated financial statements include the accounts of XCare.net and our wholly-owned subsidiaries, United/HealthScope, Inc. d/b/a Advica Health Resources ("Advica") and Integrated Media, Inc. ("Integrated Media"). All significant intercompany amounts and transactions have been eliminated.

INITIAL PUBLIC OFFERING

     On February 9, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering ("IPO") of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share (the "Offering"). Proceeds to us from the Offering, after calculation of the underwriter's discount, totaled $94.2 million, net of offering costs of $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of our convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" as amended. The Company derives revenue from license fees and related services under the terms of fixed price contracts. Maintenance revenue is derived from agreements for supporting and providing periodic updates to licensed software. Consulting revenue consists of revenue from consulting services provided pursuant to time and materials contracts. Transaction processing revenue is derived from transaction processing services and is recognized on a per-transaction basis as services are performed. Operational support revenue is derived from agreements for supporting and maintaining customers' processing environments and is recognized ratably over the service period.

     License fees and related services revenue is generally recognized from fixed price contracts using the percentage-of-completion method of accounting when services are essential to the functionality of the

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

delivered software and the collectibility of the fees is probable. Where collectibility of fees is not probable, the Company defers revenue and related costs as deferred contract costs and recognize revenue and cost of revenue as cash is collected.

     The Company may encounter budget and schedule overruns on fixed price contracts caused by increased material, labor or overhead costs. Adjustments to cost estimates are made in the periods in which the facts requiring such revisions become known. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. The Company does not require collateral for its receivables and an allowance is maintained for potential credit losses.

     In arrangements where services are not essential to the functionality of the delivered software and the Company has no other obligations, the Company recognizes license revenue when the agreement has been signed, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

     Maintenance revenue is recorded as unearned revenue and is recognized ratably over the service period, which is generally 12 months. When maintenance is bundled with the original license fee arrangement, its fair value is deferred and recognized during the period such services are provided.

     Revenue from consulting services provided pursuant to time-and-materials contracts is recognized as the services are performed.

RECLASSIFICATIONS

     Certain prior year information has been reclassified to conform with the current year presentation.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Short-term investments consist of U.S. government agency debt securities and auction rate certificates with maturities less than 12 months. The Company has classified $2.0 million of its portfolio of U.S. government agency debt securities as held to maturity as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2000, all investments were carried at cost, which approximates fair market value based on the Company's intent to hold such securities to maturity. The Company's portfolio of auction rate certificates totaling $39.0 million have been classified as available-for-sale and recorded at fair value in the accompanying consolidated balance sheet. Investment securities classified as available for sale are measured at market value and net unrealized gains and losses are recorded as comprehensive income. Any gains and losses on sales of investments are computed on specific identification. As of December 31, 2000, net unrealized gains and losses on investments available for sale were not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, prepaids, accounts payable and accrued liabilities. The carrying amounts of financial instruments approximate fair value due to their short maturities.

WORK PERFORMED IN ADVANCE OF BILLINGS

     Unbilled receivables arise as revenues are recognized for time and costs incurred on time and material contracts which have not been billed and for revenues that are recognized on fixed price contracts under the percentage of completion method of accounting.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

MAJOR CUSTOMERS

     The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     The Company had the following customers which accounted for greater than 10% of each respective period's revenue:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
       CUSTOMER                                               1998         1999         2000
       --------                                               ----         ----         ----
       A..................................................     --           --           17%
       B..................................................     --           --           10%
       C..................................................     --           20%          --
       D..................................................     29%          --           --
       E..................................................     20%          11%          --
       F..................................................     12%          10%          --
       G..................................................     11%          --           --
       H..................................................     --           12%          --
       I..................................................     --           12%          --

     Three customers accounted for 75% of the accounts receivable balance at December 31, 1999. Three customers accounted for 73% of the accounts receivable balance at December 31, 2000.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using straight-line methods over the estimated useful lives of the assets, ranging from two to five years. Internally used software, whether purchased or developed is capitalized and amortized over an estimated useful life of three years. Equipment under capital lease arrangements as well as leasehold improvements are amortized over the shorter of their useful lives or the terms of the leases.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

     Intangible assets consist of goodwill, customer base, acquired workforce and trade names related to the acquisitions accounted for under the purchase method of accounting. Goodwill and other acquired intangibles are amortized on a straight-line basis over three years. Management periodically assesses the amortization period and recoverability of the carrying amount of goodwill and other acquired intangibles. Amortization expense was $0, $0 and $96,000 for the year ended December 31, 1998, 1999 and 2000, respectively.

LONG-LIVED ASSETS AND IMPAIRMENTS

     The Company periodically evaluates the carrying value of long-lived assets, including, but not limited to, purchased software, property and equipment, and goodwill and other acquired intangibles, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RESEARCH AND DEVELOPMENT

     Research and development expense includes costs incurred by the Company to develop and enhance the Company's software. Research and development costs are charged to expense as incurred.

ADVERTISING

     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $66,000, $271,000 and $648,000, respectively.

SOFTWARE DEVELOPMENT COSTS

     Software development costs are required to be expensed until the point that technological feasibility of the product is established, after which time such costs are capitalized until general availability of the product. The period between achieving technological feasibility and the general availability of such software has historically been short. Consequently, costs otherwise capitalizable after technological feasibility have historically been immaterial and therefore expensed as incurred.

PURCHASED SOFTWARE

     Purchased software is to be used with the Company's existing software as well as to be held for resale under an exclusive license and is capitalized and amortized ratably over a three-year estimated useful life. Amortization expense was $0, $284,000 and $283,000 in 1998, 1999 and 2000, respectively. Accumulated amortization was $284,000 and $567,000 as of December 31, 1999 and 2000, respectively.

INCOME TAXES

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

STOCK OPTION COMPENSATION

     Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, permits the use of either a fair value based method or the method defined in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose the pro forma net income (loss) and earnings per share that would have resulted from the use of the fair value based method. We have elected to continue to determine the value of stock-based compensation arrangement under the provisions of APB 25 and included the pro forma disclosures required under SFAS No. 123 in Note 6.

NET LOSS PER COMMON SHARE

     Net loss per common share is calculated in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and potential shares outstanding during the period if their effect is dilutive. Potential common shares consist of

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of the Convertible Preferred Stock and convertible promissory notes.

     The following table sets forth the computation of the numerators and denominators in the basic and diluted net loss per common share calculations for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                 1998       1999        2000
                                                                 ----       ----        ----
Numerator:
  Net loss..................................................    $(4,082)   $(3,188)   $(17,317)
  Accretion of mandatorily redeemable convertible preferred
     stock..................................................        (66)       (75)         --
                                                                -------    -------    --------
  Net loss available to common stockholders.................    $(4,148)    (3,263)    (17,317)
                                                                =======    =======    ========
Denominator:
  Weighted average common shares outstanding -- basic and
     diluted................................................        390        472      14,399
                                                                =======    =======    ========

     Potentially dilutive securities totaling 11,432,265 and 3,940,072 for the years ended December 31, 1999 and 2000, respectively, were excluded from basic and diluted loss per common share because of their anti-dilutive effect.

COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income" SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources. During each of the three years ended December 31, 2000, the Company has not had any significant transactions that are required to be reported as adjustments to determine comprehensive income.

NEW ACCOUNTING STANDARDS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (the "Bulletin"), "Revenue Recognition in Financial Statements," which addresses revenue recognition issues. The implementation of the Bulletin was delayed until the fourth quarter of 2000 for fiscal years beginning after December 15, 1999. The application of the Bulletin was retroactive to January 1, 2000. The impact of the Bulletin on the Company's consolidated financial statements was not material.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities on the balance sheet and that changes in fair value generally be recognized currently in earnings unless specific hedge accounting criteria are met. Because the Company does not hold any derivative financial instruments and has not engaged in hedging activities, the Company does not expect the adoption of SFAS 133 to have a material impact on its consolidated results of operations, financial position or cash flows. The Company will adopt the provisions of SFAS 133 in the first quarter of 2001.

2. ACQUISITION OF ADVICA HEALTH RESOURCES AND INTEGRATED MEDIA

     On November 8, 2000, we purchased all of United/HealthScope, Inc.'s d/b/a Advica Health Resources ("Advica") common shares. The purchase price totaling approximately $2.2 million included

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

70,000 shares of XCare.net common stock, approximately $830,000 in cash, and professional fees directly related to the acquisition, net of accounts receivable and the Company's net investment in Advica. The purchase price was allocated to the acquired assets and liabilities at their fair values as of November 8, 2000. The acquired intangibles consisted of approximately $549,000 in customer base, $488,000 in acquired workforce, and $86,000 to trade name. The remaining excess purchase price of approximately $402,000 was recorded as goodwill.

     In conjunction with the purchase of Advica, the Company incurred approximately $273,000 in costs primarily related to the involuntary termination benefits of Advica employees and for other costs to integrate operating activities. Approximately $95,000 of these employee termination benefits had been paid as of December 31, 2000. The remaining balance was paid in January 2001.

     On November 29, 2000, we purchased all of Integrated Media Inc.'s common stock. The purchase price, totaling approximately $2.1 million, consisted primarily of cash and professional fees directly related to the acquisition.

     The total purchase price was allocated to the assets and liabilities at their fair values as of November 29, 2000. The acquired identifiable intangible assets totaling approximately $322,000 consisted primarily of acquired workforce and customer base with the remaining excess purchase price of approximately $1.62 million being recorded as goodwill. In addition to the $2.1 million purchase price, the Company will pay $1 million to the former president of Integrated Media as compensation for his assistance with the transition over the next year. This $1 million has been paid into escrow, is included in other current assets, and will be amortized to sales and marketing expense over the one year term of the agreement.

     The Company retained an independent appraiser to assist with the assigning of the fair values to the identifiable intangibles acquired from both Advica and Integrated Media. The total goodwill and identifiable intangible assets acquired of $3.5 million are being amortized over their estimated lives of 3 years.

     Advica and Integrated Media became wholly-owned subsidiaries of XCare.net effective on the date of the acquisitions and both transactions were accounted for under the purchase method of accounting in the fourth quarter of 2000 for which the results operations are included in the consolidated financial statements from the date of acquisition.

     The unaudited pro forma results of operations as though the acquisitions had been completed as of the beginning of 1999 and 2000 are as follows (in thousands except for per share amounts):

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                    1999           2000
                                                                    ----           ----
       Revenues...............................................    $  9,404       $ 17,989
       Net loss...............................................     (10,442)       (23,064)
       Pro forma diluted loss per share.......................    $ (19.27)      $  (1.59)

     The pro forma results above do not include any anticipated cost savings or other effects of the integration of Advica and Integrated Media into XCare.net and are not necessarily indicative of the results which would have occurred if the acquisitions had been in effect on the dates indicated, or which may result in the future.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. BALANCE SHEET COMPONENTS

     Certain balance sheet components are as follows (in thousands):

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
OTHER CURRENT ASSETS
  Prepaid licenses..........................................    $    --    $ 1,659
  Prepaid salary (see note 2)...............................         --        917
  Deferred warrants charges (see note 6)....................         --        876
  Deferred IPO costs........................................      1,093         --
  Other.....................................................        203        401
                                                                -------    -------
                                                                $ 1,296    $ 3,853
                                                                =======    =======

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
PROPERTY AND EQUIPMENT
  Furniture, fixtures and equipment.........................    $   412    $ 1,906
  Computer hardware.........................................      1,927      5,225
  Computer software.........................................        618      2,843
                                                                -------    -------
                                                                  2,957      9,974
Less accumulated depreciation and amortization..............     (1,589)    (4,870)
                                                                -------    -------
                                                                $ 1,368    $ 5,104
                                                                =======    =======

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
ACCRUED LIABILITIES
  Accrued compensation and related accruals.................    $   173    $ 1,056
  Accrued license fee payable...............................        600         --
  Accrued professional fees.................................        446        104
  Other.....................................................        230        687
                                                                -------    -------
                                                                $ 1,449    $ 1,847
                                                                =======    =======

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Debt and capital lease obligations consists of the following (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                              1999       2000
                                                              ----       ----
Unsecured notes payable.....................................  $ --       $ 57
Unsecured notes payable to software vendors for software
  licenses; interest rate at 10.5%;.........................    44         --
Unsecured notes payable to landlord for leasehold
  improvements; interest rate at 9.5%; principal and
  interest payable in monthly installments of $1,207 until
  February 1, 2000..........................................     2         --
Capitalized lease obligations...............................    46         --
                                                              ----       ----
     Total long-term debt...................................    92         57
Less current portion........................................   (92)       (57)
                                                              ----       ----
     Long-term debt, excluding current portion..............  $ --       $ --
                                                              ====       ====

5. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In March 1997, the Company issued 2,450,000 shares of $.01 par value Series A mandatorily redeemable convertible preferred stock and received proceeds net of issuance costs totaling $6,622,000.

     In June 1999, the Company issued 27,111,111 shares of $.01 par value Series B mandatorily redeemable convertible preferred stock and received proceeds totaling $7,320,000. Concurrently, outstanding Convertible Promissory Notes plus accrued interest of $3,204,000 in the aggregate were converted into an additional 11,867,959 shares of Series B mandatorily redeemable convertible preferred stock.

     In July 1999, the Company issued 24,074,074 shares of $.01 par value Series B mandatorily redeemable convertible preferred stock and received proceeds net of issuance costs totaling $6,420,000.

CONVERSION

     In connection with the Company's Initial Public Offering in February 2000, the 2,450,000 outstanding shares of Series A mandatorily redeemable convertible preferred stock were converted into 2,802,800 shares of common stock. The original conversion ratio of the Series A mandatorily redeemable convertible preferred stock into common stock was one-for-one. This conversion ratio was adjusted during 1997 and 1998 to 1.144 shares of common stock for each share of Series A mandatorily redeemable convertible preferred stock. In addition, the 63,053,144 shares of Series B mandatorily redeemable convertible preferred stock were converted into 6,305,322 shares of common stock, reflecting the rounding upwards of all resulting fractional shares. See Note 1.

STOCK WARRANTS

     In conjunction with the issuance of the 1997 and 1998 Convertible Promissory Notes and the Series A mandatorily redeemable convertible preferred stock offering, the Company issued warrants to purchase a total of 649,312 shares of common stock at an average price of $0.89. In connection with the Company's Initial Public Offering in February 2000, certain of these warrants were exercised and the Company issued 702,294 common shares for net proceeds of $84,000.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. STOCKHOLDERS' EQUITY (DEFICIT)

STOCK SPLIT

     The Company effected a one-for-ten reverse stock split of its common stock in January 2000. All references in the financial statements to shares, share prices, and per share amounts have been adjusted retroactively for all periods presented to reflect the stock split.

STOCK OPTIONS

     During 1997, the Company adopted a stock option plan (the "1997 Plan") which provides for the grant of stock options to directors, key employees, and consultants. The 1997 Plan has a term of ten years, unless terminated by our board of directors. An amendment of the Company's 1997 Plan to increase the number of shares of common stock reserved for issuance under the plan from 2,200,000 to 3,600,000 shares was approved by the stockholders in November 2000. The Plan provides for the granting of incentive stock options to employees and nonqualified options to employees, directors and consultants.

     Stock options are granted with an exercise price not less than fair market value of the common stock on the date of the grant, as determined by the board of directors. The options generally expire ten years after the date of grant. Options granted under the 1997 Plan vest over a four year vesting period beginning on the date of grant.

     In July 1999, the board of directors amended all existing stock option agreements under the Plan. The amendment provided that all options are immediately exercisable. However, any shares acquired upon exercise are subject to repurchase by XCare.net over a reverse vesting period that entitles the optionee to exactly the same vesting schedule as the original grant. The repurchase price is equal to the exercise price of the options using FIN 28.

     In January and February 2000, the Company granted incentive stock options to certain employees to purchase 124,700 shares of common stock with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In connection with such option grants, the Company recognized unearned compensation totaling $123,000 which is being amortized over the four year vesting period of the related options.

     During 1999, the Company issued stock options to certain employees under the 1997 Plan with exercise prices below the deemed fair value of the Company's common stock at the date of grant. The Company has recorded unearned stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company's common stock at the date of grant. This unearned stock compensation will be amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. In 1999, the Company recorded $2,773,000 of unearned compensation related to these options, of which the net amount of $504,000 and $1,381,000 have been amortized to expense in the periods ended December 31, 1999 and 2000, respectively.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     If stock compensation expense for the years ended December 31, 1999 and 2000 had been allocated across all relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                                        DECEMBER 31,
                                                                       --------------
                                                                       1999     2000
                                                                       ----     ----
       Cost of revenue.............................................    $ 80    $  124
       Sales and marketing.........................................      52       194
       General and administrative..................................     343     1,089
       Research and development....................................      29       (26)
                                                                       ----    ------
                                                                       $504    $1,381
                                                                       ====    ======

     The Company's board of directors adopted a 1999 Director Option Plan in October 1999 (the "Director Plan"). The Director Plan was approved by the Company's Stockholders in January 2000, and became effective upon completion of our Initial Public Offering. A total of 250,000 shares of common stock have been reserved for issuance under the Director Plan. The Director Plan has a term of ten years, unless terminated by our board of directors. Options granted under the Director Plan vest over a one year vesting period beginning on the date of grant. Members of the board of directors who are not employees of XCare.net are eligible to participate in the Director Plan. The Director Plan provides for an automatic initial grant of an option to purchase 25,000 shares of common stock (the "Initial Grant") upon the later of the effective date of the Director Plan or the date a person first becomes a non-employee director. After the initial grant, a non-employee director will automatically be granted options to purchase 10,000 shares of common stock each year on the date of our annual stockholder's meeting.

     In September 2000, the board of directors of the Company adopted the 2000 Nonstatutory Stock Option Plan (the "NSO Plan"). Under the NSO Plan, the board of directors may issue options to purchase up to an aggregate of 600,000 shares of the Company Common Stock to employees of the Company. The NSO Plan has a term of ten years, unless terminated by our board of directors. Options granted under the NSO Plan vest ratably at 25% per year, beginning on the date of grant. No options will be issued under the NSO Plan to directors or executive officers of the Company.

     The Company records compensation expense related to stock options granted to employees using the intrinsic value based method and includes a pro forma disclosure in the footnotes for compensation value measured using the fair value accounting treatment. Options granted to consultants are accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. For the years ended December 31, 1998 and 1999, the value of each option on the date of grant was estimated using the minimum value method, as the Company was not public. For the year ended December 31, 2000, the fair value of each option on the date of grant was determined using the Black-Scholes valuation model. The following assumptions were used for grants in 1999 and 2000: risk-free rates corresponding to government securities with original maturities similar to the expected option lives of 4.5% to 5.6% in 1998, 4.9% to 6.3% in 1999 and 5.5% for 2000; expected dividend yield of 0% for all periods; volatility factor of zero for 1998 and 1999 and 120% for 2000; and expected lives of one year for 1998 and 1999 and 3.4 years for 2000.

     Based on calculations using a Black-Scholes-type value option pricing model, the weighted-average fair value of options at grant date was $0.06, $0.64 and $5.10 in 1998, 1999 and 2000, respectively. The pro forma impact on the Company's net loss and net loss per share had compensation cost been recorded

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

as determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" is shown below (in thousands, except per share data).

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1998       1999        2000
                                                              ----       ----        ----
       Net loss:
         As reported.....................................    $(4,082)   $(3,188)   $(17,317)
         Pro forma.......................................     (4,155)    (3,319)    (17,683)
       Net loss per common share:
         As reported.....................................    $(10.64)   $ (6.91)   $  (1.20)
         Pro forma.......................................     (10.65)     (7.03)      (1.23)

     Total stock options outstanding and exercisable under the option plans as of December 31, 2000 are as follows:

              STOCK OPTIONS OUTSTANDING
-----------------------------------------------------
                                     WEIGHTED AVERAGE              STOCK OPTIONS EXERCISABLE
                                        REMAINING       -----------------------------------------------
   RANGE OF          NUMBER OF       CONTRACTUAL LIFE   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
EXERCISE PRICES        SHARES            (YEARS)         EXERCISE PRICE     SHARES      EXERCISE PRICE
---------------      ---------       ----------------   ----------------   ---------   ----------------
 $        0.25         664,009             7.8               $ 0.25          664,009        $ 0.25
          2.70         504,086             8.5                 2.70          504,086          2.70
  2.80 -  5.88         264,317             9.5                 4.84          118,417          4.10
  5.94 -  5.94         438,275             9.7                 5.94          341,000          5.94
  6.19 -  7.07         434,850             9.7                 6.79          336,850          6.71
  7.50 - 10.00         205,575             9.0                 8.73          205,575          8.73
         11.00          58,710             9.1                11.00           58,710         11.00
         14.38             650             9.3                14.38              650         14.38
         15.94          19,100             9.2                15.94           19,100         15.94
         18.50             500             9.1                18.50              500         18.50
 -------------       ---------             ---               ------        ---------        ------
 $0.25 - 18.50       2,590,072             8.9               $ 4.30        2,248,897        $ 4.03
 =============       =========             ===               ======        =========        ======

     Activity of the Plan is summarized in the following table:

                                                                  WEIGHTED                         WEIGHTED
                                                  NUMBER OF       AVERAGE          OPTIONS         AVERAGE
                                                   SHARES      EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
                                                  ---------    --------------    -----------    --------------
Options outstanding, December 31, 1997........       31,868        $2.80             12,967         $2.80
  Options granted.............................    1,120,600         0.25
  Less: options forfeited.....................      (22,351)        1.10
                                                  ---------        -----          ---------         -----
Options outstanding, December 31, 1998........    1,130,117         0.28            424,885          0.32
  Options granted.............................    1,175,276         2.48
  Less: options exercised.....................     (187,663)        0.52
  Less: options forfeited.....................     (505,837)        0.28
                                                  ---------        -----          ---------         -----
Options outstanding, December 31, 1999........    1,611,893         1.85          1,611,893          1.85
  Options granted.............................    1,461,020         6.92
  Less: options exercised.....................     (185,429)        1.22
  Less: options forfeited.....................     (297,412)        5.88
                                                  ---------        -----          ---------         -----
Options outstanding, December 31, 2000........    2,590,072        $4.30          2,248,897         $4.03
                                                  =========        =====          =========         =====

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

401(K) PLAN

     The Company has adopted an employee savings and retirement plan (the "401(k) Plan") covering substantially all of the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutory prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The Company may make contributions to the 401(k) Plan on behalf of eligible employees. The Company has not made any contributions to the 401(k) Plan.

INITIAL PUBLIC OFFERING

     On February 9, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering ("IPO") of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share (the "Offering"). Proceeds to us from the Offering, after calculation of the underwriter's discount, totaled $94.2 million, net of offering costs of $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of our convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.

EMPLOYEE STOCK PURCHASE PLAN

     In October 1999, the board of directors adopted an employee stock purchase plan (the "Employee Stock Purchase Plan,") subject to stockholder approval, which became effective immediately on the effective date of the IPO. A total of 350,000 shares of common stock have been reserved for issuance under the Employee Stock Purchase Plan permits eligible to purchase common stock totaling up to 20% of an employee's compensation through payroll deductions. The Employee Stock Purchase Plan for U.S. employees is intended to qualify under Section 423 of the Internal Revenue Service Code and contains consecutive overlapping twelve-month offering periods. Each offering period includes two six-month purchase periods. The price of common stock to be purchase will be 85% of the lower of the fair market value of the common stock either at the beginning of the offering period or at the end of that purchase period. In October 2000, the Company issued 15,885 of the 350,000 authorized shares at $4.68 per share and converted $73,000 in accrued employee contributions into shares of common stock upon conversion.

MEDUNITE WARRANTS

     In October 2000, the Company entered into a Software License and Services Agreement (the "Agreement") with MedUnite, Inc. ("MedUnite") to provide software development services related to the pilot program. These services are provided on a time and materials basis and the Agreement is cancelable at MedUnite's discretion subsequent to the delivery of the first pilot and prior to the contract contingency date ("Contingency Date"), which is expected in mid-2001. In addition, the Company will host MedUnite's pilot program. If MedUnite does not terminate the Agreement before the Contingency Date, the Company will sell MedUnite a software license and is expected to provide ongoing hosting, transaction processing, maintenance, software development and technical services.

     In connection with the Agreement, the Company issued warrants to MedUnite to purchase 1,350,000 shares of XCare.net's common stock at an exercise price of $4.06. The warrants were immediately vested exercisable and non-forfeitable for a period of eighteen months from the date of grant. The fair value of the warrants was calculated to be $3.1 million and was determined using the Black-Scholes option pricing model using a volatility factor of 120%, risk-free interest rate of 6.0% and an expected life of 18 months.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The amounts billed to MedUnite up to the date that the first pilot is delivered (March 2001) will be reduced by the fair value attributed to the warrants. For the year ended December 31, 2000, the Company allocated $2.2 million of the warrant charge to billings and amounts billable. The remaining value of the warrants is $0.9 million at December 31, 2000 and is included in other current assets. As of December 31, 2000, the Company expects future billings to be in excess of the remaining fair value of the warrants.

     In addition, under the terms of the agreement, XCare.net may make an investment in MedUnite between $10.0 and $20.0 million.

PREFERRED STOCK RIGHTS AGREEMENT

     On July 12, 2000, the Company's board of directors approved a preferred stock rights agreement. Each right would entitle stockholders to purchase one one-thousandth of a share of Series A Participating Preferred Stock. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire in 2010 unless redeemed or exchanged by the Company earlier.

7. INCOME TAXES

     Prior to January 1, 1996, the Company elected to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the stockholders were responsible for payment of taxes on income earned by the Company, and the Company distributed to stockholders annually an amount equal to the estimated tax liability arising from operations. On January 1, 1996, the Company revoked its election to be taxed under Subchapter S of the Code and elected to be taxed under Subchapter C of the Code. In connection with the change in status, the Company reclassified accumulated earnings of $576,000 to additional paid-in capital to reduce accumulated earnings to zero as of the date of the conversion.

     At December 31, 1999 and December 31, 2000, the Company had net operating loss ("NOL") carryforwards of approximately $12.6 million and $31.7 million, respectively, which may be used to offset future taxable income. These carryforwards expire beginning in 2012. The Code contains provisions that may limit the NOL available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the Company's ability to use its NOL carryforwards from tax periods prior to the ownership change. The Company's NOL carryforwards as of December 31, 2000 are subject to annual limitations due to changes in ownership.

     The benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 34% to loss before income taxes as follows (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                 ----       ----       ----
Federal income tax benefit..................................    $(1,388)   $(1,084)   $(6,061)
State income tax, net of federal benefit....................       (166)      (103)      (545)
Change in valuation allowance...............................      1,517        944      5,492
Unearned compensation.......................................         --        209        483
Value attributed to warrants................................         --         --        764
Other.......................................................         37         34       (133)
                                                                -------    -------    -------
Income tax expense..........................................    $    --    $    --    $    --
                                                                =======    =======    =======

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

                                                                   DECEMBER 31,
                                                                -------------------
                                                                 1999        2000
                                                                 ----        ----
Deferred tax assets:
  Deferred revenue..........................................    $    48    $     53
  Impairment and exit cost accruals.........................         12          --
  Employee benefits.........................................         49         288
  Reserves..................................................        107         474
  Other temporary items.....................................         --         155
  Net operating loss carryforwards..........................      4,871      12,457
Deferred tax liabilities:
  Cash to accrual Section 481(a)............................       (187)        (96)
  Fixed asset sale and depreciation.........................       (246)       (275)
  Amortization..............................................        (57)         --
Less: valuation allowance...................................     (4,597)    (13,056)
                                                                -------    --------
       Net deferred tax asset...............................    $    --    $     --
                                                                =======    ========

     The Company's deferred tax assets represent unrecognized future tax benefit. A valuation allowance has been established for the entire tax benefit, and no benefit for income taxes has been recognized in the accompanying statement of operations as the realization of the potential assets is not more likely than not.

8. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     The Company leases equipment and office space under various long-term non-cancelable operating leases that expire in 2005. The following is a schedule by year of future minimum lease payments under operating leases, at December 31, 2000 (in thousands):

2001........................................................    $1,735
2002........................................................     1,142
2003........................................................       864
2004........................................................       745
2005........................................................       616
Thereafter..................................................       440
                                                                ------
                                                                $5,542
                                                                ======

     Total rent expense for the years ended December 31, 1998, 1999 and 2000 was $438,000, $375,000 and $1,295,000, respectively.

     In December 1998, the Company purchased a license for certain software to be resold or used with the Company's existing products. This arrangement requires the Company to pay a royalty of 17.5% of all of its sales of the software.

CONTINGENCIES

     We are subject to other legal proceedings and claims that arise in the ordinary course of business. Although there can be no assurance of the ultimate disposition of these matters, it is management's opinion, based upon the information available at this time, that the expected outcome, individually or in

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the aggregate, will not have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

9. RELATED PARTY TRANSACTIONS

     For the year ended December 31, 2000, revenues from related parties include $581,000 from a customer who is also a partner in an entity that is a significant stockholder of the Company and $135,000 from Advica prior to our acquisition of Advica. The accounts receivable related to these transactions had been settled as of December 31, 2000.

     During 1999, the Company entered into a professional services agreement with an entity whose managing member is a general partner in an entity that is a significant stockholder of the Company. The Company recognized $453,000 in revenue under such agreement during the fourth quarter ended December 31, 1999, and accounts receivable from this entity was $453,000 at December 31, 1999.

10. SEGMENT INFORMATION

     Segment information has been prepared in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company defines operating segment as components of an enterprise for which discrete financial information is available and is reviewed regularly by the chief operating decision-maker or decision making group, to evaluate performance and make operating decisions. The chief operating decision-making group reviews the revenues and margins by the nature of the services provided and reviews the overall results of the Company. Accounting policies of the segments are the same as those described in the summary of significant accounting policies (See Note 1).

     We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services. In 1998, all XCare.net's revenues were generated from recurring services.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Following is a breakout of our segments. The margin for the segments excludes corporate expenses. The "other" category includes our corporate expenses and eliminations.

                                                    DEVELOPMENT
                                                        AND
                                                    CONSULTING     RECURRING                   CONSOLIDATED
                                                     SERVICES      SERVICES      OTHER            TOTAL
                                                    -----------    ---------     -----         ------------
                                                                        (IN THOUSANDS)
2000
  Total revenues................................      $ 7,488       $3,193      $     --         $ 10,681
  Margin........................................       (3,216)        (276)      (13,825)(1)      (17,317)
  Assets........................................           --           --        96,908(2)        96,908
  Capital expenditures..........................           --           --         3,631(2)         3,631
1999
  Total revenues................................      $ 3,740       $1,113      $     --         $  4,853
  Margin........................................          720          210        (4,118)(1)       (3,188)
  Assets........................................           --           --        13,183(2)        13,183
  Capital expenditures..........................           --           --         1,245(2)         1,245

-------------------------
(1) Represents loss before income taxes. Adjustments that are made to the total of the segments' income in order to arrive at income before income taxes include the following:

                                                                     1999      2000
                                                                     ----      ----
    Costs and adjustments to reconcile segment data to the
      consolidated total:
      Sales and marketing.......................................    $1,105    $ 5,216
      General and administrative................................     1,867      9,207
      Research and development..................................       575      2,952
      Amortization of goodwill and other acquired intangibles...        --         96
      Stock compensation expense................................       504      1,381
      Interest expense (income), net............................        67     (5,027)
                                                                    ------    -------
                                                                    $4,118    $13,825
                                                                    ======    =======

-------------------------
(2) A breakout of assets and capital expenditures for all segments is not provided to our chief operating decision maker. The other column represents the amount to reconcile to the consolidated total.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. QUARTERLY RESULTS (UNAUDITED)

     This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. These unaudited quarterly results should be read in conjunction with the financial statements and notes thereto. Our operating results are expected to vary significantly from quarter to quarter and are not necessarily indicative of results for any future period. Data relating to the results of operations for the each quarter of the years ended December 31, 1999 and 2000 follows (in thousands except per share amounts):

                                                                       THREE MONTHS ENDED
                                                     ------------------------------------------------------
                                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                       1999         1999          1999             1999
                                                     ---------    --------    -------------    ------------
STATEMENT OF OPERATIONS DATA:
Total revenue....................................     $ 1,311     $   530        $   813         $ 2,199
Costs and expenses:
  Cost of revenue................................         923         714            784           1,502
  Sales and marketing............................         155         138            252             560
  General and administrative.....................         144         282            759             682
  Research and development.......................         104          57            256             158
  Stock compensation expense.....................          --          --            112             392
                                                      -------     -------        -------         -------
     Total costs and expenses....................       1,326       1,191          2,163           3,294
                                                      -------     -------        -------         -------
Loss from operations.............................         (15)       (661)        (1,350)         (1,095)
Interest income (expense), net...................        (136)       (122)           108              83
                                                      -------     -------        -------         -------
  Net loss.......................................     $  (151)    $  (783)       $(1,242)        $(1,012)
                                                      =======     =======        =======         =======
  Net loss per common share -- basic and
     diluted.....................................     $ (0.43)    $ (2.00)       $ (2.36)        $ (1.81)
                                                      =======     =======        =======         =======

                                                                       THREE MONTHS ENDED
                                                     ------------------------------------------------------
                                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                       2000         2000          2000             2000
                                                     ---------    --------    -------------    ------------
STATEMENT OF OPERATIONS DATA:
Total revenue....................................     $ 2,852     $ 2,689        $ 1,961         $ 3,179
Costs and expenses:
  Cost of revenue................................       2,797       3,016          3,190           5,170
  Sales and marketing............................       1,110       1,891          1,203           1,012
  General and administrative.....................       1,867       2,981          2,038           2,321
  Research and development.......................         461         989            427           1,075
  Amortization of goodwill and other acquired
     intangibles.................................          --          --             --              96
  Stock compensation expense.....................         518         406            286             171
                                                      -------     -------        -------         -------
     Total costs and expenses....................       6,753       9,283          7,144           9,845
                                                      -------     -------        -------         -------
Loss from operations.............................      (3,901)     (6,594)        (5,183)         (6,666)
Interest income, net.............................         698       1,505          1,446           1,378
                                                      -------     -------        -------         -------
  Net loss.......................................     $(3,203)    $(5,089)       $(3,737)        $(5,288)
                                                      =======     =======        =======         =======
  Net loss per common share -- basic and
     diluted.....................................     $ (0.37)    $ (0.31)       $ (0.23)        $ (0.32)
                                                      =======     =======        =======         =======

                                XCARE.NET, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                  (UNAUDITED)



                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 38,858     $ 37,319
  Short-term investments....................................    39,126       41,000
  Accounts receivable, net of allowance of $666 and $546,
     respectively...........................................     4,428        2,801
  Work performed in advance of billings.....................     3,152        1,855
  Other current assets......................................     3,652        3,853
                                                              --------     --------
          Total current assets..............................    89,216       86,828
Property and equipment, net.................................     5,904        5,104
Purchased software, net.....................................       562          333
Goodwill and other acquired intangibles.....................     7,756        3,378
Other assets................................................     2,703        1,265
                                                              --------     --------
          Total assets......................................  $106,141     $ 96,908
                                                              ========     ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    606     $  2,028
  Accrued liabilities.......................................     3,599        1,904
  Unearned revenue..........................................     4,274          137
                                                              --------     --------
          Total current liabilities.........................     8,479        4,069
Deferred revenue............................................     4,653           --
                                                              --------     --------
          Total liabilities.................................    13,132        4,069
                                                              --------     --------
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 authorized as
     of June 30, 2001 and December 31, 2000; no shares
     issued and outstanding at June 30, 2001 and December
     31, 2000...............................................        --           --
  Common stock, $0.01 par value; 100,000,000 shares
     authorized as of June 30, 2001 and December 31, 2000;
     17,056,774 and 16,408,274 shares issued and outstanding
     as of June 30, 2001 and December 31, 2000,
     respectively...........................................       171          164
  Additional paid-in capital................................   129,291      124,990
  Unearned compensation, net................................      (409)        (657)
  Accumulated deficit.......................................   (36,044)     (31,658)
                                                              --------     --------
          Total stockholders' equity........................    93,009       92,839
                                                              --------     --------
          Total liabilities and stockholders' equity........  $106,141     $ 96,908
                                                              ========     ========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                XCARE.NET, INC.


                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                  (UNAUDITED)





                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   ------------------
                                                          2001       2000      2001       2000
                                                        --------   --------   -------   --------
Revenue...............................................  $ 9,036    $ 2,413    $16,626   $  4,878
Revenue from affiliates...............................       --        276         --        663
                                                        -------    -------    -------   --------
          Total revenue...............................    9,036      2,689     16,626      5,541
                                                        -------    -------    -------   --------
Costs and expenses:
  Cost of revenue.....................................    6,215      3,016     12,568      5,813
  Sales and marketing.................................    1,564      1,891      2,953      3,001
  General and administrative..........................    1,847      2,981      4,417      4,848
  Research and development............................      945        989      2,086      1,450
  Stock compensation expense..........................      161        406        296        924
  Amortization of goodwill and acquired intangibles...      361         --        664         --
                                                        -------    -------    -------   --------
          Total costs and expenses....................   11,093      9,283     22,984     16,036
                                                        -------    -------    -------   --------
Loss from operations..................................   (2,057)    (6,594)    (6,358)   (10,495)
  Interest income, net................................      872      1,505      1,972      2,203
                                                        -------    -------    -------   --------
Net loss..............................................  $(1,185)   $(5,089)   $(4,386)  $ (8,292)
                                                        =======    =======    =======   ========
Net loss per common share -- basic and diluted........  $ (0.07)   $ (0.31)   $ (0.27)  $  (0.66)
                                                        =======    =======    =======   ========
Weighted average common shares outstanding -basic and
  diluted.............................................   16,592     16,238     16,502     12,498
                                                        =======    =======    =======   ========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                XCARE.NET, INC.


                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                              SIX MONTHS ENDED}
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(4,386)  $(8,292)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................    1,347       682
     Amortization of goodwill and acquired intangibles......      664        --
     Charge related to issuance of warrants.................      876        --
     Provision for losses on receivables....................       97       560
     Loss on impairment of investments......................      503        --
     Stock compensation expense.............................      296       924
     Other..................................................      222       132
     Changes in assets and liabilities:
       Accounts receivable..................................   (1,517)   (2,477)
       Receivables from affiliates..........................       --      (994)
       Work performed in advance of billings................   (1,297)     (137)
       Other current assets.................................   (1,038)   (1,900)
       Other assets.........................................     (393)       --
       Accounts payable.....................................   (1,662)      661
       Accrued liabilities..................................      974     1,509
       Deferred and unearned revenue........................    6,819       319
                                                              -------   -------
          Net cash provided by (used in) operating
           activities.......................................    1,505    (9,013)
                                                              -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................   (1,141)   (2,225)
  Investment in a related party.............................       --    (1,182)
  Purchase of Confer Software, Inc., net of cash acquired of
     $2,899.................................................    1,077        --
  Acquisition-related expenses..............................     (974)       --
  Purchases of short-term investments.......................   (7,300)       --
  Sales of short-term investments...........................    9,001        --
  Other.....................................................     (899)     (291)
                                                              -------   -------
          Net cash used in investing activities.............     (236)   (3,698)
                                                              -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock....................      270        28
  Proceeds from initial public offering, net................       --    95,326
  Principal payments under capital leases...................       --       (22)
  Other.....................................................       --      (131)
                                                              -------   -------
          Net cash provided by financing activities.........      270    95,201
                                                              -------   -------
  Net increase in cash and cash equivalents.................    1,539    82,490
  Cash and cash equivalents at beginning of period..........   37,319     7,455
                                                              -------   -------
  Cash and cash equivalents at end of period................  $38,858   $89,945
                                                              =======   =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING TRANSACTIONS
  Issuance of common stock in acquisition of Confer
     Software, Inc..........................................  $ 4,039   $    --
  Conversion of mandatorily redeemable preferred stock and
     mandatorily redeemable preferred stock warrants to
     common stock...........................................  $    --   $23,849


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                XCARE.NET, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1. BASIS OF PRESENTATION



     Interim Consolidated Condensed Financial Statements. The accompanying condensed consolidated financial statements of XCare.net, Inc. (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, we believe that the disclosures are adequate to make the information presented not misleading. The unaudited financial statements have been prepared on the same basis as our annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States. The results for the three and six months ended June 30, 2001 are not necessarily indicative of the results expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2000.



     Reclassifications. Certain prior year information has been reclassified to conform with the current year presentation.



2. INITIAL PUBLIC OFFERING



     On February 9, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering ("IPO") of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share (the "Offering"). Proceeds to the Company from the Offering, after calculation of the underwriter's discount of $7.2 million, totaled $94.2 million, net of offering costs of $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of the Company's convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.



3. HEALTHCARE.COM MERGER AGREEMENT



     In May 2001, the Company entered into a definitive merger agreement with Healthcare.com Corporation. ("Healthcare.com"). Under the terms of the merger, a wholly-owned subsidiary of the Company merged with Healthcare.com and Healthcare.com became a wholly-owned subsidiary of the Company. Healthcare.com stockholders received 0.375 shares of the Company's common stock for each share of Healthcare.com common stock they owned and 1.745 shares of XCare.net common stock for each share of Healthcare.com Series B preferred stock they owned.



     The board of directors and shareholders of both XCare.net and Healthcare.com approved the merger and the transaction closed on August 13, 2001.



4. ACQUISITION OF CONFER SOFTWARE, INC.



     On June 7, 2001, the Company consummated the acquisition of Confer Software, Inc., ("Confer") by merger of a wholly-owned subsidiary of XCare.net with Confer. As a result of the merger, Confer is now a wholly-owned subsidiary of the Company. The purchase price totaling $6.2 million included 592,453 shares of XCare.net common stock in exchange for outstanding shares of Confer capital stock, the assumption of

                                XCARE.NET, INC.

a $461,250 employee bonus plan that was paid in cash and $1.7 million in professional fees. The transaction was accounted for as a purchase.



     The Company will retain an independent appraiser to assist with the assigning of the fair values to the identifiable intangibles acquired from Confer. Preliminary goodwill and identifiable intangible assets acquired of $4.9 million are being amortized over their estimated lives of 7 years.



     The unaudited pro forma results of operations as though the acquisitions had been completed as of January 1, 2000 are as follows (in thousands except for per share amounts):



                                                            TWELVE MONTHS ENDED   SIX MONTHS ENDED
                                                             DECEMBER 31, 2000     JUNE 30, 2001
                                                            -------------------   ----------------
Revenues..................................................        $12,305             $17,563
Net loss..................................................        (36,181)             (6,669)
Pro forma diluted loss per share..........................          (2.41)              (0.39)



     The pro forma results above do not include any anticipated cost savings or other effects of the integration of Confer into the Company and are not necessarily indicative of the results which would have occurred if the acquisition had been in effect on the date indicated, or which may result in the future.



5. NET LOSS PER COMMON SHARE



     Net loss per common share is calculated in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Under the provisions of SFAS No. 128, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the total of the weighted average number of common shares outstanding and potentially dilutive common shares, excluding potential common shares outstanding during the period if their effect is antidilutive. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants.



     The following table sets forth the computation of the numerators and denominators in the basic and diluted net loss per common share calculations for the periods indicated:



                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         -------------------   -----------------
                                                           2001       2000      2001      2000
                                                         --------   --------   -------   -------
Numerator:
  Net loss.............................................  $(1,185)   $(5,089)   $(4,386)  $(8,292)
  Accretion of mandatorily redeemable convertible
     preferred stock...................................       --         --         --        (7)
                                                         -------    -------    -------   -------
  Net loss available to common stockholders............  $(1,185)   $(5,089)   $(4,386)  $(8,299)
                                                         =======    =======    =======   =======
Denominator:
  Weighted average common shares outstanding -- basic
     and diluted.......................................   16,592     16,238     16,502    12,498
                                                         =======    =======    =======   =======



6. SEGMENT INFORMATION



     Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company defines operating segments as components of an enterprise for which discrete financial information is available and is reviewed regularly

                                XCARE.NET, INC.

by the chief operating decision-maker or decision making group, to evaluate performance and make operating decisions. The chief operating decision-making group reviews the revenues and margins by the nature of the services provided and reviews the overall results of the Company.



     We operate in two segments: implementation and consulting services, and recurring revenues. The implementation and consulting services segment includes revenue generated from software implementation, engineering and integration. The recurring revenues segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services.



     Following is a breakout of our segments. The margin for the segments excludes corporate expenses. The "other" category includes our corporate expenses and eliminations.



                                      IMPLEMENTATION AND                                     CONSOLIDATED
(IN THOUSANDS)                        CONSULTING SERVICES   RECURRING REVENUE    OTHER          TOTAL
--------------                        -------------------   -----------------   --------     ------------
Three Months Ended June 30,
2001
  Total revenue.....................        $6,493               $2,543         $     --       $  9,036
  Margin............................         2,892                  (71)          (4,006)(1)     (1,185)
  Assets............................            --                   --          106,141(2)     106,141
  Capital expenditures..............            --                   --              261(2)         261
2000
  Total revenue.....................        $2,267               $  422               --       $  2,689
  Margin............................            72                 (399)          (4,762)(1)     (5,089)
  Assets............................            --                   --          102,544(2)     102,544
  Capital expenditures..............            --                   --            1,085(2)       1,085


-------------------------


(1)Represents loss before income taxes. Adjustments that are made to the total of the segments' income in order to arrive at income before income taxes include the following:



                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               2001       2000
                                                              -------   --------
Costs and adjustments to reconcile segment data to the
  consolidated total:
  Sales and marketing.......................................  $1,564    $ 1,891
  General and administrative................................   1,847      2,981
  Research and development..................................     945        989
  Stock compensation expense................................     161        406
  Amortization of goodwill and other acquired intangibles...     361         --
  Interest income...........................................    (872)    (1,505)
                                                              ------    -------
                                                              $4,006    $ 4,762
                                                              ======    =======


-------------------------


(2)A breakout of assets and capital expenditures for all segments is not provided to our chief operating decision maker. The other column represents the amount to reconcile to the consolidated total.

                                XCARE.NET, INC.

                                            IMPLEMENTATION AND    RECURRING                CONSOLIDATED
                                            CONSULTING SERVICES    REVENUE     OTHER          TOTAL
(IN THOUSANDS)                              -------------------   ---------   --------     ------------
Six Months Ended June 30,
2001
  Total revenue...........................        $11,680          $4,946     $     --       $ 16,626
  Margin..................................          4,364            (306)      (8,444)(1)     (4,386)
  Assets..................................             --              --      106,141(2)     106,141
  Capital expenditures....................             --              --        1,141(2)       1,141
2000
  Total revenue...........................        $ 4,708          $  833     $     --       $  5,541
  Margin..................................            (70)           (202)      (8,020)(1)     (8,292)
  Assets..................................             --              --      102,544(2)     102,544
  Capital expenditures....................             --              --        2,225(2)       2,225


-------------------------


(1)Represents loss before income taxes. Adjustments that are made to the total of the segments' income in order to arrive at income before income taxes include the following:



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Costs and adjustments to reconcile segment data to the
  consolidated total:
  Sales and marketing.......................................  $ 2,953   $ 3,001
  General and administrative................................    4,417     4,848
  Research and development..................................    2,086     1,450
  Stock compensation expense................................      296       924
  Amortization of goodwill and other acquired intangibles...      664        --
  Interest income...........................................   (1,972)   (2,203)
                                                              -------   -------
                                                              $ 8,444   $ 8,020
                                                              =======   =======


-------------------------


(2)A breakout of assets and capital expenditures for all segments is not provided to our chief operating decision maker. The other column represents the amount to reconcile to the consolidated total.



7. RECENT ACCOUNTING PRONOUNCEMENTS



     In July 2001, the Financial Accounting Standards Board issued Statements No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires companies to reflect intangible assets apart from goodwill and supercedes previous guidance related to business combinations. Statement No. 142 eliminates amortization of goodwill and amortization of indefinite lived intangible assets. However, Statement No. 142 also requires the Company to perform impairment tests at least annually on all goodwill and other intangible assets. These statements are required to be adopted by the Company on January 1, 2002 and for any acquisitions entered into after July 1, 2001.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Confer Software, Inc.

     We have audited the accompanying balance sheets of Confer Software, Inc. as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confer Software, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ ERNST & YOUNG LLP

Denver, Colorado
June 22, 2001

                             CONFER SOFTWARE, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1999       2000        2001
                                                                ----       ----     -----------
                                                                                    (UNAUDITED)
                           ASSETS

Current assets:
  Cash and cash equivalents.................................  $     --   $    243    $     71
  Short-term investments....................................    20,609      1,279       1,568
  Accounts receivable, net of allowance for doubtful
     accounts of $25 and $46 in 1999 and 2000,
     respectively...........................................     1,270      1,217         261
  Notes receivable from related parties.....................         2         72          72
  Prepaid expenses and other current assets.................        61         87          64
                                                              --------   --------    --------
          Total current assets..............................    21,942      2,898       2,036
Property and equipment, net.................................       547        904         864
Restricted investments......................................        --      2,125       2,125
                                                              --------   --------    --------
          Total assets......................................  $ 22,489   $  5,927    $  5,025
                                                              ========   ========    ========

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Line of credit............................................  $    254   $     --    $     --
  Debt......................................................       203        278          --
  Current portion of capital lease obligations..............        48         76          66
  Accounts payable..........................................       473        711         265
  Accrued liabilities.......................................       752        546         202
  Deferred revenue..........................................     1,723      3,390       3,136
                                                              --------   --------    --------
          Total current liabilities.........................     3,453      5,001       3,669
Capital lease obligations, net of current portion...........        73         --          --
Commitments (Note 4)
Convertible redeemable preferred stock; $0.001 par value:
  Authorized shares -- 42,747 as of December 31, 1999 and
     2000 and 45,347 as of March 31, 2001; Issued and
     outstanding shares -- 42,681 shares as of December 31,
     1999 and 2000 and 44,197 shares as of March 31, 2001,
     respectively...........................................    36,192     36,192      37,693
  (Liquidation value of $37,255 as of December 31, 1999 and
     2000 and $52,413 as of March 31, 2001, respectively)
Stockholders' equity (deficit):
  Convertible preferred stock; $0.001 par value:
     Authorized shares -- 6,924; Issued and outstanding:
       6,621 shares as of December 31, 1999 and 2000 and
       March 31, 2001, respectively.........................     7,816      7,816       7,816
  Common stock; $0.001 par value:
     Authorized shares -- 71,000; Issued and outstanding
       shares -- 7,394, 7,593 and 7,608 shares as of
       December 31, 1999 and 2000 and March 31, 2001,
       respectively.........................................     1,069      1,250       1,220
  Deferred compensation.....................................      (355)      (159)       (114)
  Note receivable from stockholder..........................      (147)       (89)        (89)
  Accumulated deficit.......................................   (25,612)   (44,084)    (45,170)
                                                              --------   --------    --------
          Total stockholders' equity (deficit)..............   (17,229)   (35,266)    (36,337)
                                                              --------   --------    --------
          Total liabilities and stockholders' equity
            (deficit).......................................  $(22,489)  $  5,927    $  5,025
                                                              ========   ========    ========

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                      YEARS ENDED          THREE MONTHS ENDED
                                                      DECEMBER 31,              MARCH 31,
                                                   ------------------   -------------------------
                                                    1999       2000        2000          2001
                                                    ----       ----        ----          ----
                                                                        (UNAUDITED)   (UNAUDITED)
Revenue..........................................  $ 1,260   $  1,624     $   150       $   611
Cost of revenue..................................    1,579      5,341       1,569           106
                                                   -------   --------     -------       -------
Gross profit (loss)..............................     (319)    (3,717)     (1,419)          505
Operating expenses:
  Research and development.......................    2,805      4,612       1,007           963
  General and administrative.....................    1,733      3,782         603           569
  Marketing and sales............................    3,795      7,124       1,815           432
  Stock compensation expense.....................       28        304          21            12
                                                   -------   --------     -------       -------
          Total operating expenses...............    8,361     15,822       3,446         1,976
                                                   -------   --------     -------       -------
Loss from operations.............................   (8,680)   (19,539)     (4,865)       (1,471)
Interest income (expense), net...................      (22)     1,067         259            55
                                                   -------   --------     -------       -------
Loss before extraordinary item...................   (8,702)   (18,472)     (4,606)       (1,416)
Extraordinary gain on debt restructuring.........       --         --          --           330
                                                   -------   --------     -------       -------
Net loss.........................................  $(8,702)  $(18,472)    $(4,606)      $(1,086)
                                                   =======   ========     =======       =======
Basic and diluted earnings per share:
  Loss before extraordinary item.................  $ (1.43)  $  (2.38)    $ (0.61)      $ (0.18)
  Extraordinary item.............................       --         --          --          0.04
                                                   -------   --------     -------       -------
Net loss per common share -- basic and diluted...  $ (1.43)  $  (2.38)    $ (0.61)      $ (0.14)
                                                   =======   ========     =======       =======
Weighted average common shares
  outstanding -- basic and diluted...............    6,096      7,768       7,601         7,608
                                                   =======   ========     =======       =======

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                              CONVERTIBLE                                         NOTE                         TOTAL
                            PREFERRED STOCK    COMMON STOCK                    RECEIVABLE                  STOCKHOLDERS'
                            ---------------   ---------------     DEFERRED        FROM       ACCUMULATED      EQUITY
                            SHARES   AMOUNT   SHARES   AMOUNT   COMPENSATION   STOCKHOLDER     DEFICIT       (DEFICIT)
                            ------   ------   ------   ------   ------------   -----------   -----------   -------------
BALANCE AT DECEMBER 31,
  1998,...................  6,621    $7,816   4,772    $ 529       $  --          $  --       $(17,033)      $ (8,688)
Exercise of stock
  options.................     --       --    2,622      157          --           (147)            --             10
Compensation expense
  related to stock option
  issued to employees.....     --       --       --      383        (355)            --             --             28
Reversal of accretion of
  redemption value of
  Series D convertible
  preferred stock (Note
  6)......................     --       --       --       --          --             --            123            123
Net loss..................     --       --       --       --          --             --         (8,702)        (8,702)
                            -----    ------   ------   ------      -----          -----       --------       --------
BALANCE AT DECEMBER 31,
  1999....................  6,621    7,816    7,394    1,069        (355)          (147)       (25,612)       (17,229)
Exercise of stock
  options.................     --       --    1,209       94          --             --             --             94
Compensation expense
  related to stock options
  issued to
  non-employees...........     --       --       --      140          --             --             --            140
Repurchase of common
  stock...................     --       --    (1,010)    (58)         --             58             --             --
Compensation expense
  related to stock options
  issued to employees.....     --       --       --      (32)        196             --             --            164
Warrants issued in
  connection with debt....     --       --       --       37          --             --             --             37
Net loss..................     --       --       --       --          --             --        (18,472)       (18,472)
                            -----    ------   ------   ------      -----          -----       --------       --------
BALANCE AT DECEMBER 31,
  2000....................  6,621    7,816    7,593    1,250        (159)           (89)       (44,084)       (35,266)
Exercise of stock options
  (unaudited).............     --       --       15        2          --             --             --              2
Compensation expense
  related to stock options
  issued to employees
  (unaudited).............     --       --       --      (32)         45             --             --             13
Net loss (unaudited)......     --       --       --       --          --             --         (1,086)        (1,086)
                            -----    ------   ------   ------      -----          -----       --------       --------
BALANCE AT MARCH 31, 2001
  (UNAUDITED).............  6,621    $7,816   7,608    $1,220      $(114)         $ (89)      $(45,170)      $(36,337)
                            =====    ======   ======   ======      =====          =====       ========       ========

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            YEARS ENDED       THREE MONTHS   THREE MONTHS
                                                           DECEMBER 31,          ENDED          ENDED
                                                        -------------------    MARCH 31,      MARCH 31,
                                                          1999       2000         2000           2001
                                                          ----       ----     ------------   ------------
                                                                              (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss..............................................  $ (8,702)  $(18,472)    $(4,606)       $(1,086)
Adjustments to reconcile net loss to cash used in
  operating activities:
  Depreciation........................................       235        365          85             77
  Stock compensation expense..........................        28        304          22             12
  Gain from sale of fixed assets......................        --       (112)         --             --
  Amortization of warrants............................        --         16          --             22
  Provision for doubtful accounts.....................       (27)        21          --             --
  Changes in operating assets and liabilities:
    Accounts receivable...............................    (1,019)        31         863            956
    Prepaid expenses and deposits.....................       (33)       (96)         82             24
    Accounts payable and accrued liabilities..........       844         32         463           (790)
    Deferred revenue..................................       952      1,667         314           (254)
                                                        --------   --------     -------        -------
         Net cash used in operating activities........    (7,722)   (16,244)     (2,777)        (1,039)
INVESTING ACTIVITIES
Acquisition of fixed assets...........................      (337)      (696)       (229)           (37)
Proceeds from sale of fixed assets....................        --        150          --             --
(Purchase) sale of short-term investments.............   (20,609)    17,205       3,002           (289)
                                                        --------   --------     -------        -------
         Net cash (used in) provided by investing
           activities.................................   (20,946)    16,659       2,773           (326)
FINANCING ACTIVITIES
Proceeds from issuance of Series E convertible
  preferred stock, net of issuance costs..............    21,077         --          --             --
Proceeds from issuance of Series F convertible
  preferred stock, net of issuance costs..............        --         --          --          1,501
Proceeds from issuance of common stock................        10         94           4              2
Proceeds from debt....................................     3,437        313          --             --
Payments on debt and capital leases...................    (2,057)      (579)         --           (310)
                                                        --------   --------     -------        -------
         Net cash provided by (used in) financing
           activities.................................    22,467       (172)          4          1,193
                                                        --------   --------     -------        -------
Net increase (decrease) in cash and cash
  equivalents.........................................    (6,201)       243          --           (172)
Cash and cash equivalents at beginning of year........     6,201         --          --            243
                                                        --------   --------     -------        -------
Cash and cash equivalents at end of year..............  $     --   $    243     $    --        $    71
                                                        ========   ========     =======        =======
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
  Interest............................................  $    297   $     79     $    16        $    25
SUPPLEMENTARY DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Noncash investing and financing activities:
  Notes payable converted into preferred stock........  $  2,934   $     --     $    --        $    --
  Purchase of fixed assets under capital lease........  $    182   $     63     $    --        $    --
  Warrants issued in connection with debt.............        --         37          --             --

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
           (Information subsequent to December 31, 2000 is unaudited)

1. FORMATION AND BUSINESS OF THE COMPANY

     Confer Software, Inc. formerly known as Araxsys, Inc. (the Company) was incorporated in the state of California on February 24, 1994 to develop and market client server systems and applications designed to be integral to healthcare delivery systems. During 1998, the Company emerged from the development stage and is engaged in developing and marketing its applications. On June 7, 2001, the Company was acquired by XCare.net, Inc. ("XCare") by merger of a wholly-owned subsidiary of XCare with the Company. As a result of the merger, the Company is a wholly-owned subsidiary of XCare. Under the terms of the merger agreement dated May 14, 2001, XCare, issued 592,453 shares of XCare common stock in exchange for outstanding shares of the Company's capital stock and assumed a $461,250 employee bonus plan that was paid in cash upon closing of the merger.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INTERIM FINANCIAL STATEMENTS

     The interim financial statements included herein have been prepared by the management of the Company pursuant to the rules and regulations of the United States Security and Exchange Commission, and, in the opinion of management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial position as of March 31, 2001 and interim results of operations and cash flows for the three months ended March 31, 2000 and 2001. These interim statements have not been audited. The financial position, results of operations and cash flows for interim periods disclosed within this report are not necessarily indicative of future financial results.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Short-term investments consist of U.S. government agency and corporate debt securities with maturities less than 12 months. At March 31, 2001, December 31, 2000 and 1999, the Company classified $3.7 million, $3.4 million, and $20.6 million, respectively, of its portfolio of debt securities as available-for-sale as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investment securities classified as available for sale are measured at market value and net unrealized gains and losses are recorded as comprehensive income. Any gains and losses on sales of investments are computed on specific identification. At March 31, 2001, December 31, 2000 and 1999, net unrealized gains and losses on investments available for sale were not material.

RESTRICTED SHORT-TERM INVESTMENTS

     Restricted short-term investments are held under the terms of a lease agreement by trustee to secure payment under the lease agreement.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of certain of the Company's financials instruments approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents in high quality U.S. financial institutions. We extend credit to various customers and establish an allowance for doubtful accounts for specific customers that we determine to have a significant credit risk.

MAJOR CUSTOMERS AND VENDORS

     As of December 31, 1999 and 2000 three customers accounted for 81% and 74% of accounts receivable, respectively, and two and three customers accounted for 42% and 34% of revenue, respectively. As of December 31, 2000 three vendors accounted for 60% of total accounts payable.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the asset or the lease term, if shorter.

SOFTWARE CAPITALIZATION

     Costs related to the conceptual formulation and design of software products are expensed as product development while costs incurred subsequent to establishing technological feasibility of software products are capitalized until general release of the product. Generally, technological feasibility is established when the software module performs its primary functions described in its original specification, contains convenience features required for it to be usable in a production environment and is completely documented. To date, the costs incurred during the period from establishment of technological feasibility to product release have not been material and as a result, the Company has not capitalized any software development costs.

REVENUE RECOGNITION

     Revenue is recognized in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" as amended. Revenue is derived from license fees and related services under the terms of fixed price contracts. Maintenance revenue is derived from agreements for supporting and providing periodic updates to licensed software.

     For multiple element contracts, revenue is recognized when all elements have been delivered. When maintenance is the only undelivered element, revenue is recognized ratably over the maintenance term.

     Maintenance revenue is recorded as unearned revenue and is recognized ratably over the service period.

     Cost of revenue includes personnel and related overhead costs, payments to third-party consultants who assist with implementation and support services, consist of personnel and related overhead costs, including commission, travel expenses, field sales office expense and advertising and promotion costs. General and administrative expenses include personnel and related overhead costs for our executive,

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

administrative, finance and human resources functions, as well as legal and accounting fees, insurance expense, investor relation costs and bad debt expense. Research and development expense includes personnel and related overhead costs for product development, enhancements to existing applications and services and quality assurance activities.

STOCK OPTION COMPENSATION

     Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," permits the use of either a fair value based method or the method defined in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose the pro forma net income (loss) and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangement under the provisions of APB 25 and included the pro forma disclosures required under SFAS No. 123 in Note 6.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled $133,000 and $335,000 for the years ended December 31, 1999 and 2000, respectively.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

INCOME TAXES

     The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET LOSS PER COMMON SHARE

     Net loss per common share is calculated in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and potential shares outstanding during the period if their effect is dilutive. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of the convertible preferred stock.

     Potentially dilutive securities totaling 38,577,000, 38,673,000, and 39,131,000 and 38,928,000 for the years ended December 31, 2000 and 1999 and the three months ended March 31, 2000 and 2001, respectively, were excluded from basic and diluted loss per common share because of their anti-dilutive effect.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting No. 130, "Reporting Comprehensive Income." This statement requires the disclosure of comprehensive income and its components in a full set of general purpose financial statements or on the statement of operations. Comprehensive income is defined as net income plus revenues, expenses, gains and losses that, under generally accepted accounting principles, are excluded from net income. For the years ended December 31, 2000 and 1999, there are no material differences between comprehensive income and net income.

RECENT PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We adopted SFAS 133 on January 1, 2001. The adoption of SFAS 133 has not had a significant effect on the financial condition or results of operations of the Company.

3. PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following (in thousands):

                                                                       YEARS ENDED
                                                                      DECEMBER 31,
                                                                     ---------------
                                                                      1999     2000
                                                                      ----     ----
       Computer hardware and software..............................  $1,045   $1,338
       Furniture and fixtures......................................     173      205
       Leasehold improvements......................................      28      276
       Office equipment............................................      84       73
       Accumulated depreciation and amortization...................    (783)    (988)
                                                                     ------   ------
                                                                     $  547   $  904
                                                                     ======   ======

4. COMMITMENTS

LEASE -- BUILDING

     In October 1998, the Company extended its noncancelable building lease agreement for the property at 200 Renobsrot Drive, Redwood City, California. Annual payments under this lease were approximately $313,000. The lease was terminated in October 2000.

     In May 2000, the Company entered into a new property lease agreement which terminates in July 2003. The lease required a letter of credit secured by a $2,125,620 certificate of deposit. The lease was terminated and renegotiated in June 2001 with annual rent payments ranging from $528,000 to $616,000 to May 2006. The letter of credit has been reduced to $300,000 in the renegotiation and is secured by investments.

     The Company also leases certain personal property under noncancelable operating leases.

     The future minimum rental payments under the leases are as follows(in thousands):

       2001........................................................  $2,166
       2002........................................................   2,231
       2003........................................................   1,318
                                                                     ------
                                                                     $5,715
                                                                     ======

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

     Rental expense was approximately $1,209,000 and $287,000 for the years ended December 31, 2000 and 1999, respectively.

CAPITALIZED LEASE OBLIGATIONS

     The Company leases certain equipment under agreements accounted for as capital leases. Included in property and equipment as of December 31, 2000 is equipment held under capital leases with costs aggregating $131,566 and related accumulated amortization of $78,026.

     As of December 31, 2000, future minimum lease payments under capital lease obligations are as follows:

       Minimum lease payments......................................  $ 87,705
       Less amounts representing interest..........................   (11,898)
                                                                     --------
       Present value of minimum lease payments.....................    75,807
                                                                     --------
       Less current portion........................................   (75,807)
                                                                     --------
       Long-term minimum lease payments............................  $     --
                                                                     ========

5. LONG-TERM DEBT

NOTES PAYABLE

     In June of 1997, the Company entered into a $750,000 sale/leaseback agreement, structured as a Term Loan, which allowed the Company to finance any equipment to which the Company has clear title. The note term is 36 months and the borrowing bears interest at 12.23% per annum. In connection with the loan, the Company issued warrants to purchase preferred stock (Note 6). Upon maturity the Company has the option to purchase the equipment for 10% of the acquisition cost financed, release the equipment, or scrap the equipment. The Term Loan was extinguished by payment in July 2000.

     In June of 1998, the Company entered into a $2,000,000 term note and $1,500,000 line of credit with a lender. The Company issued warrants to purchase common stock in connection with the loans (Note 6). In November of 1998, the original loan agreement was amended. The new loan reduced the term note to $1,500,000 and the line of credit to $1,000,000. As part of the amended loan agreement, the Company issued additional warrants to purchase common stock (Note
6). The Term Loan bearing interest at prime plus 3.25% was extinguished in December 1999. The line of credit was canceled by payment in September 2000.

     In October 2000, the Company entered into a Loan and Security agreement ("the Agreement") which provided for a Committed Revolving Line, Letter of Credit, and Cash Management Services, which in combination, were not to exceed the lesser of $2,000,000 or 70% of the Company's accounts receivable. In addition, the Agreement provided for an equipment advance not to exceed $1,000,000. The Agreement, bearing interest at prime plus 1% required monthly interest payments on all loans outstanding. Monthly principal payments were required on the Equipment Advance as well. Substantially all of the Company's assets are pledged as collateral for the Agreement. The amount outstanding under the Equipment Advance provision was $300,000 at December 31, 2000. Aggregate payments due on long term debt in 2001 was $300,000 as of December 31, 2000 as no other amounts were outstanding under the Agreement. The Company is required to comply with certain covenants including restrictions on dividends and change of control provisions. Certain covenants were not met at December 31, 2000 and January 31, 2001. The Agreement originally matured October 20, 2001. The equipment advance was paid in March 2001 and the Agreement terminated.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

     Total unused letters of credit were $2,126,000 and $4,126,000 as of December 31, 1999 and 2000, respectively.

     Total interest expense was $297,000 and $79,000 for the years ended December 31, 1999 and 2000, respectively.

6. SHAREHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     In August 1999 the Company issued $2.9 million of Convertible Subordinated Promissory Notes which bore an interest rate of 5.32%. In November 1999, the Company issued 21,367,520 shares of $0.001 par value of Series E redeemable convertible preferred stock and received cash proceeds totaling $21.1 million, net of issuance costs of $988,144 and converted the Convertible Subordinated Promissory Notes to the Series E preferred stock. In January 2001, the Company issued 1,515,775 shares of $0.001 Series F redeemable convertible preferred stock and received proceeds totaling $1.5 million. The liquidation value of the Series F preferred stock was $15,157,750 as of March 31, 2001.

     At December 31, 2000 and 1999, the amounts of the convertible preferred stock by series were as follows:

                       SHARES ISSUED AND
                          OUTSTANDING               NET AMOUNT
                          DECEMBER 31,             DECEMBER 31,
           SHARES    ----------------------  -------------------------   LIQUIDATION
SERIES   AUTHORIZED     2000        1999        2000          1999          VALUE
------   ----------     ----        ----        ----          ----       -----------
Convertible Preferred Stock:
 A          236,842     236,842     236,842  $   131,387   $   131,387   $   142,105
 B        2,475,000   2,475,000   2,475,000    1,652,921     1,652,921     1,658,250
 C        4,212,475   3,908,794   3,908,794    6,031,247*    6,031,247*    6,000,000
         ----------  ----------  ----------  -----------   -----------   -----------
          6,924,317   6,620,636   6,620,636  $ 7,815,555   $ 7,815,555   $ 7,800,355
         ==========  ==========  ==========  ===========   ===========   ===========
Redeemable Convertible Preferred Stock:
 D       21,313,246  21,313,246  21,313,246  $12,180,567   $12,180,567   $12,255,116
 E       21,434,188  21,367,520  21,367,520   24,011,854    24,011,854    25,000,000
         ----------  ----------  ----------  -----------   -----------   -----------
         42,747,434  42,680,766  42,680,766  $36,192,421   $36,192,421   $37,255,116
         ==========  ==========  ==========  ===========   ===========   ===========

-------------------------

* Includes warrants.

     The rights, preferences and privileges of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are as follows:

  VOTING RIGHTS

     Holders of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock are entitled to shares of common stock into which such shares of preferred stock could be converted, and have voting rights and powers equal to the voting rights and powers of the holders of common stock.

  DIVIDENDS

     The holders of Series A, Series B, Series C, Series E, and Series F preferred stock are entitled to noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of 8% of the preferred stocks'

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

original issue price per share per annum, respectively, when and if declared by the Board of Directors. The holders of Series D preferred stock originally were entitled to receive cumulative dividends, whether or not declared, out of any assets at the time legally available, prior and in preference to any declaration or payment of any dividend to the holders of Series A, Series E, Series C or Series D preferred stock or common stock. The dividend was payable at a rate equal 8% of the preferred stocks' original issue price per share per annum. During 2000, the Series D preferred stock terms were amended and the Series D cumulative dividend rights were terminated and all accrued dividends were cancelled. As of December 31, 2000 and 1999, no dividends have been declared.

  CONVERSION RIGHTS

     Each share of Series A, Series B, Series C, Series D, and Series F convertible preferred stock shall be convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for such series of preferred stock at the time of conversion into the per share conversion value of such series. The initial conversion price and value per share of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are $0.60, $0.67, $1.535, $0.575, $1.054, and $1.00, respectively. Preferred stock converts to common stock at the option of the holder, or automatically upon consummation of a sale of common stock, at a price of not less than $1.725 per share, and for an aggregate offering price of not less than $20,000,000, pursuant to a registration statement under the Securities Act of 1933.

  LIQUIDATION

     In the event of any liquidation, dissolution or winding up of the company, the holders of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the sum of $0.60, $0.67, $1.535, $0.575, $1.17, and $10.00 per share for each outstanding share of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock, respectively, plus any declared but unpaid dividends and cumulative dividends. If the assets and funds thus distributed among the holders of the Series F convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amounts, then, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Series F convertible preferred stock. After the holders of Series F convertible preferred stock have received their preference amounts, the remaining amount shall be distributed ratably among the holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock, with any remainder distributed to the holders of common stockholders.

  REDEMPTION

     At the option of the holders, one-third of the outstanding shares of Series D, Series E, and Series F preferred stock is redeemable in December 2005, 50% of the outstanding Series D, Series E, and Series F preferred stock is redeemable in December 2006, and 100% of the outstanding Series D, Series E and F preferred stock is redeemable in December 2007. The Series D, Series E, and Series F preferred stock shall be redeemed by paying the holders of each share cash in an amount equal to the greater of (i) $0.575, $1.17, and $1.00 per share, respectively, plus all cumulative dividends unpaid thereon (whether or not declared) computed to the redemption date, or (ii) an amount equal to the fair market value of the company divided by the number of outstanding shares of common stock plus the number of outstanding common stock equivalents that would be used to calculate earnings per share in accordance with generally accepted accounting principles, at the redemption date.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

WARRANTS

     In May 1997, the Company has granted a leasing company warrants to purchase 26,872 shares of Series C preferred stock. The warrants are exercisable at a purchase price of $1.535 per share until the later of five years after an initial public offering or June 10, 2007. The warrants issued had a fair value of approximately $29,000 at the time of issuance, as determined using the Black-Scholes valuation model, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt.

     In July 1997, the Company granted the bank that provided a line of credit, warrants to purchase 43,974 shares of Series C preferred stock. The warrants are exercisable at a purchase price of $1.535 per share and the warrants expire in July 2002. The warrants issued had a fair value of approximately $34,000 at the time of issuance, as determined using the Black-Scholes valuation mode, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt.

     In January 1998, the Company granted a lender warrants to purchase 231,532 shares of Series C preferred stock. The warrants are exercisable at a purchase price of $0.575 and expire on January 26, 2003. The warrants issued had a fair value of approximately $74,000 at the time of issuance, as determined using the Black-Scholes valuation model, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt.

     In June 1998, the Company granted warrants to purchase 325,735 shares of common stock at an exercise price of $1.535 in connection with a loan agreement. In November 1998, the Company issued an additional 195,652 warrants to purchase common stock at an exercise price of $0.575 in connection with an amended loan agreement. Both warrant grants were valued at the time of issuance with the Black-Scholes valuation model and the fair value of both grants was not deemed material.

     In 2000 the Company granted a bank warrants to purchase 34,188 shares of Series E preferred stock. The warrants are exercisable at a purchase price of $1.17 per share until the later of two years after an initial public offering or October 23, 2007. The warrants issued had a fair value of approximately $37,000 at the time of issuance, as determined using the Black-Scholes valuation model, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt. As the related debt agreement was terminated in March 2001, the entire discount was amortized as of March 31, 2001.

COMMON STOCK ISSUED IN EXCHANGE FOR PROMISSORY NOTES

     During 1999, the Company sold 2,551,182 shares of common stock to an officer of the Company at $0.0575 per share in exchange for a non-recourse promissory note in the amount of $147,000, secured by the shares the Company issued. On September 11, 2000, the officer of the Company resigned and the Company repurchased 1,010,000 shares at the stock's original purchase price. The remaining portion of the promissory note is due in October 2004.

STOCK OPTIONS

     In January 1997, the Company's Board of Directors approved the adoption of the 1997 Stock Option Plan (the 1997 Plan). Under the 1997 Plan, employees, directors, or consultants may be granted options that allow for the purchase of shares of the Company's common stock. Nonstatutory stock options may be granted to employees, directors, and consultants. Incentive stock options may be granted only to employees.

     Nonstatutory stock options may be granted under the plans at a price not less than 85% of the fair market value of the stock on the date the option is granted. Incentive stock options may be granted under

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

the plans at a price not less than 100% of the fair market value of the stock on the date the option is granted. The exercise period of the nonstatutory and incentive stock options is ten years or less from the date of the grant, as provided in the option agreements. Incentive and nonstatutory stock options are granted to employees and consultants who, on the date of grant, own stock representing less than 10% of the voting power of the fair market value of the stock at the date of grant. Vesting provisions of individual options may vary, but vesting is at least 20% per year of the total number of shares subject to the option.

     During 1999 and 2000, the Company also issued stock options to certain employees and officers outside of the plan. These options generally vest over four years and were granted at the fair value of the stock on the date of grant.

     Stock option activity is summarized as follows:

                                                              OPTIONS OUTSTANDING
                                              ----------------------------------------------------
                                                                                          WEIGHTED
                                   SHARES                                                 AVERAGE
                                 AVAILABLE    NUMBER OF                      AGGREGATE    EXERCISE
                                 FOR GRANT      SHARES     EXERCISE PRICE      PRICE       PRICE
                                 ---------    ---------    --------------    ---------    --------
Balance at December 31, 1998...   8,485,933      662,726   $0.058 - $0.154   $  101,018    $0.152
  Options Granted..............  (7,526,186)   7,526,186   $0.058 - $0.154   $  572,985    $0.076
  Options Exercised............          --   (2,622,309)  $0.058 - $0.154   $ (151,263)   $0.058
  Forfeitures..................     189,504     (189,504)  $0.058 - $0.154   $  (11,664)   $0.062
                                 ----------   ----------                     ----------
Balance at December 31, 1999...   1,149,251    5,377,099   $0.058 - $0.154   $  511,076    $0.095
  Options Granted..............  (4,958,024)   4,958,024   $ 0.058 - $0.35   $1,632,821    $0.329
  Options Exercised............          --   (1,209,348)  $ 0.058 - $0.35   $  (92,947)   $0.077
  Forfeitures..................   3,878,755   (3,878,755)  $ 0.058 - $0.35   $ (436,584)   $0.112
                                 ----------   ----------                     ----------
Balance at December 31, 2000...      69,982    5,247,020   $ 0.058 - $0.35   $1,614,366    $0.308
                                 ==========   ==========                     ==========

     Options granted to consultants are accounted for based on the fair value of the options issued, which were valued using the Black-Scholes valuation model assuming an expected life of 10 years, a risk free interest rate of 6.50%, expected dividend yield of 0% and expected volatility of 120%. Total expense for options issued to consultants was $139,990 for the year ended December 31, 2000.

     During 1999 and 2000, certain employee options were granted at prices below the fair market value of the Company's common stock. Additionally certain employee options' vesting terms were accelerated. Total compensation expense related to these options was $28,251 and $164,382 for the years ended December 31, 1999 and 2000, respectively.

     The Company records compensation expense related to stock options granted to employees using the intrinsic value based method and includes a pro forma disclosure in the footnotes for compensation value measured using the fair value accounting treatment. For the years ended December 31, 2000 and 1999, the value of each employee option on the date of grant was estimated using the minimum value method, assuming an expected life of four years, an expected dividend rate of 0.0%, and a risk-free interest rate of 6.00% to 7.00%. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated for the options granted. The weighted average fair value of options granted was $0.01 and $0.07 in 1999 and 2000, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income (loss) in the future years

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

because they do not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The impact on the Company's net loss and net loss per share had compensation cost been recorded as determined in accordance with SFAS No. 123 is as follows (in thousands except per share data):

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                               1999       2000
                                                              -------   --------
Net Loss:
  As reported...............................................  $(8,702)  $(18,472)
  Pro forma.................................................  $(8,686)  $(18,374)
Net loss per common share
  As reported...............................................  $ (1.43)  $  (2.38)
  Pro forma.................................................  $ (1.43)  $  (2.36)

     The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

                                WEIGHTED
                                 AVERAGE     WEIGHTED
                                REMAINING    AVERAGE
                   OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS
EXERCISE PRICE   OUTSTANDING      LIFE        PRICE     EXERCISABLE
--------------   -----------   -----------   --------   -----------
    $0.153          261,146       7.34        $0.153       167,836
    $0.154        1,707,461       8.04        $0.154       801,422
    $ 0.35        3,278,413       9.46        $0.350       369,779
                  ---------                              ---------
                  5,247,020                              1,339,037
                  =========                              =========

7. INCOME TAXES

     At December 31, 2000, the Company has approximately $42,878,289 in Federal and California net operating loss carryforwards, and has generated federal and California research tax credits of approximately $1,519,967, which expire in the years 2002 through 2020.

     The Tax Reform Act of 1986 limits the use of net operating loss and tax carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined, utilization of the carryforwards could be restricted.

     Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows (In thousands):

                                                                    1999       2000
                                                                    ----       ----
       Deferred tax assets:
         Net operating loss carryforwards.......................  $  9,595   $ 17,080
         Research and development credits.......................       966      1,520
         Deferred stock compensation............................       602         98
         Other..................................................       232        169
         Less valuation allowance...............................   (11,395)   (18,867)
                                                                  --------   --------
       Net deferred tax assets..................................  $     --   $     --
                                                                  ========   ========

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

     Variations from the federal statutory rate are as follows:

                                                                       YEAR ENDED
                                                                        DECEMBER
                                                                     ---------------
                                                                     1999      2000
                                                                     ----      ----
       Expected federal income tax expense at statutory rate of
         34%.......................................................   34.0%     34.0%
       Effect of permanent differences.............................   (0.1)%    (0.1)%
       State income tax expense net of federal benefit.............    3.1%      5.8%
       Valuation allowance.........................................  (37.0)%   (39.7)%
                                                                     -----     -----
                                                                       0.0%      0.0%
                                                                     =====     =====

8. 401(k) PROFIT SHARING PLAN

     The Company has a 401(k) Profit Sharing Plan which covers substantially all employees. Under the Plan, employees are permitted to contribute up to 25% of gross compensation not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by the Company irrespective of whether it has net profits. No contributions were made by the Company during 2000 or 1999.

9. EXTRAORDINARY ITEM

     During the three months ended March 31, 2001, the Company renegotiated its terms with certain vendors thereby settling outstanding amounts payable at amounts less than their original balances. This resulted in an extraordinary gain of $329,734 during the three months ended March 31, 2001.

10. SUBSEQUENT EVENT

     In June 2001, the Company was acquired by XCare.net, Inc. ("XCare") by merger of a wholly-owned subsidiary of XCare with the Company. As a result of the merger, the Company is a wholly-owned subsidiary of XCare. Under the terms of the merger agreement dated May 14, 2001, XCare issued 592,453 shares of XCare common stock in exchange for all of the outstanding shares of the Company's preferred and common stock and assumed a $461,250 employee bonus plan that was paid in cash. As a result of the liquidation preference of the Series F preferred stock, all of the XCare shares were issued to the holders of Series F preferred stock.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Healthcare.com Corporation

     We have audited the accompanying consolidated balance sheets of Healthcare.com Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthcare.com Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                            /s/  KPMG LLP

Atlanta, Georgia
January 19, 2001, except as to note 15,
  which is as of January 25, 2001

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                                ----       ----
                                     ASSETS

Current assets:
  Cash and cash equivalents (note 1(c) and 6)...............  $  4,954   $  5,609
  Trade accounts receivable, net of allowance for doubtful
     accounts (note 3)......................................    13,875      6,662
  Other current assets (note 7).............................     1,846      1,421
                                                              --------   --------
          Total current assets..............................    20,675     13,692
Purchased software, net (note 1(e)).........................       674      1,266
Capitalized software development costs, net (note 1(f)).....     3,097      2,425
Property and equipment, net (note 4)........................     2,985      2,908
Excess of cost over net assets of businesses acquired, net
  (note 1(h) and 2).........................................    11,348      6,887
Other assets................................................        45         89
                                                              --------   --------
          Total assets......................................  $ 38,824   $ 27,267
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt and obligations
     under capital leases (note 6)..........................  $  6,269   $  6,363
  Accounts payable, principally trade.......................     1,807      1,211
  Accrued liabilities (note 5)..............................     2,341      1,773
  Deferred revenue..........................................     4,889      4,583
                                                              --------   --------
          Total current liabilities.........................    15,306     13,930
Obligations under capital leases, excluding current
  installments (note 6).....................................       151        254
Other long-term liabilities.................................       167         --
                                                              --------   --------
          Total liabilities.................................    15,624     14,184
                                                              --------   --------
Series B Cumulative Convertible Exchangeable Preferred
  Stock; designated 550 shares; 23 and 65 shares issued and
  outstanding at December 31, 2000 and 1999, respectively;
  net of issuance costs (note 8)............................       152        348
Shareholders' equity (note 9):
  Preferred stock, without par value. Authorized 20,000
     shares; designated Series A cumulative preferred stock
     500 shares; issued none................................        --         --
  Common stock, $0.01 par value. Authorized 50,000 shares;
     28,167 and 25,555 issued and outstanding shares at
     December 31, 2000 and 1999, respectively...............       282        256
  Additional paid-in capital................................    49,715     42,236
  Accumulated deficit.......................................   (26,949)   (29,757)
                                                              --------   --------
          Total shareholders' equity........................    23,048     12,735
                                                              --------   --------
Commitments (note 12)
          Total liabilities and shareholders' equity........  $ 38,824   $ 27,267
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
Revenue (note 13):
  Software..................................................  $12,718   $ 6,982   $12,432
  Services and other........................................   35,595    18,333    14,752
                                                              -------   -------   -------
          Total revenue.....................................   48,313    25,315    27,184
                                                              -------   -------   -------
Cost of revenue:
  Software..................................................    1,693     1,343       852
  Services and other........................................   22,939    10,193     7,102
                                                              -------   -------   -------
          Total cost of revenue.............................   24,632    11,536     7,954
                                                              -------   -------   -------
  Gross profit..............................................   23,681    13,779    19,230
Operating expenses:
  Sales and marketing.......................................    8,302     6,969     6,672
  Research and development..................................    4,272     4,047     3,882
  General and administrative................................    6,047     5,545     5,747
  Provision for doubtful accounts...........................    1,200     5,195       270
  Merger costs (note 2).....................................       --        --     1,060
                                                              -------   -------   -------
     Operating earnings (loss)..............................    3,860    (7,977)    1,599
Interest expense............................................   (1,108)     (529)     (254)
Interest income.............................................      190        33       153
                                                              -------   -------   -------
  Earnings (loss) before income taxes.......................    2,942    (8,473)    1,498
Income taxes (note 7).......................................      (79)       --        --
                                                              -------   -------   -------
  Net earnings (loss).......................................    2,863    (8,473)    1,498
Accretion of discount on Series B Preferred Stock...........      (32)      (17)       --
Series B Preferred Stock dividends..........................      (23)      (14)       --
                                                              -------   -------   -------
Net earnings (loss) attributable to common shareholders.....  $ 2,808   $(8,504)  $ 1,498
                                                              =======   =======   =======
Net earnings (loss) per share of common stock:
  Basic.....................................................  $  0.10   $ (0.34)  $  0.06
                                                              =======   =======   =======
  Diluted...................................................  $  0.10   $ (0.34)  $  0.06
                                                              =======   =======   =======
Shares used in the calculation of net earnings (loss) per
  share of common stock:
  Basic.....................................................   27,280    25,347    24,031
                                                              =======   =======   =======
  Diluted...................................................   28,119    25,347    24,867
                                                              =======   =======   =======

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                    COMMON STOCK     ADDITIONAL                                    TOTAL
                                   ---------------    PAID-IN       DEFERRED     ACCUMULATED   SHAREHOLDERS'
                                   SHARES   AMOUNT    CAPITAL     COMPENSATION     DEFICIT        EQUITY
                                   ------   ------   ----------   ------------   -----------   -------------
BALANCE AT DECEMBER 31, 1997.....  23,563    $236     $38,280         $(73)       $(22,751)       $15,692
Issuance of common stock in
  satisfaction of investment
  banker advisory fee............     100       1         405           --              --            406
Issuance of common stock in
  satisfaction of note payable to
  a HUBLink shareholder..........     125       1         507           --              --            508
Stock options exercised..........   1,092      11       1,491           --              --          1,502
Employee stock plan purchases....      92       1         140           --              --            141
Amortization of deferred
  compensation, net of
  forfeitures....................      --      --          --           73              --             73
Income tax benefits arising from
  stock option exercises.........      --      --         478           --              --            478
Net earnings.....................      --      --          --           --           1,498          1,498
                                   ------    ----     -------         ----        --------        -------
BALANCE AT DECEMBER 31, 1998.....  24,972     250      41,301           --         (21,253)        20,298
Stock options exercised..........     402       4         571           --              --            575
Employee stock plan purchases....     106       1         217           --              --            218
Exercise of warrants.............      75       1         103           --              --            104
Issuance of warrants in
  conjunction with obtaining
  loan...........................      --      --          44           --              --             44
Accretion of discount on Series B
  Preferred Stock................      --      --          --           --             (17)           (17)
Series B Preferred Stock
  dividends......................      --      --          --           --             (14)           (14)
Net loss.........................      --      --          --           --          (8,473)        (8,473)
                                   ------    ----     -------         ----        --------        -------
BALANCE AT DECEMBER 31, 1999.....  25,555     256      42,236           --         (29,757)        12,735
Stock options exercised..........     356       3         556           --              --            559
Employee stock plan purchases....     166       2         337           --              --            339
Conversion of Series B Preferred
  Stock into common stock........     198       2         226           --              --            228
Issuance of common stock in
  connection with an
  acquisition....................   1,892      19       5,481           --              --          5,500
Issuance of warrants in
  connection with an
  acquisition....................      --      --         506           --              --            506
Issuance of warrants in
  conjunction with obtaining
  loans..........................      --      --         142           --              --            142
Accretion of discount on Series B
  Preferred Stock................      --      --          --           --             (32)           (32)
Series B Preferred Stock
  dividends......................      --      --          --           --             (23)           (23)
Income tax benefits arising from
  stock option exercises.........      --      --         231           --              --            231
Net earnings.....................      --      --          --           --           2,863          2,863
                                   ------    ----     -------         ----        --------        -------
BALANCE AT DECEMBER 31, 2000.....  28,167    $282     $49,715         $ --        $(26,949)       $23,048
                                   ======    ====     =======         ====        ========        =======

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss).........................................  $ 2,863   $(8,473)  $ 1,498
Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in) operating activities:
  Provision for doubtful accounts...........................    1,200     5,195       270
  Depreciation and amortization.............................    2,469     2,065     1,493
  Amortization of excess of cost over net assets of
    businesses acquired.....................................    1,140       672       672
  Compensation related to stock options, net................       --        --        73
  (Increase) decrease in trade accounts receivable..........   (8,413)      889    (8,655)
  (Increase) decrease in other current assets...............     (131)       33      (104)
  Increase in trade accounts payable........................      596        85       413
  Increase (decrease) in accrued liabilities................      140        70      (419)
  Increase (decrease) in deferred revenue...................      306      (107)    1,093
                                                              -------   -------   -------
        Net cash provided by (used in) operating
        activities..........................................      170       429    (3,666)
                                                              -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchased software..........................................      (48)      (51)     (112)
Capitalized software development costs......................   (1,435)   (1,291)   (1,249)
Capital expenditures........................................     (865)   (1,629)     (258)
Change in other non-current assets and liabilities, net.....       44        29      (210)
Cash obtained in connection with an acquisition of
  business..................................................    1,000        --        --
Proceeds from disposition of business.......................       --       650     1,517
                                                              -------   -------   -------
        Net cash used in investing activities...............   (1,304)   (2,292)     (312)
                                                              -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
(Payment) proceeds from issuance of convertible note
  payable...................................................   (3,000)    3,000        --
Payments on long-term debt..................................     (396)     (417)   (3,797)
Net borrowings under line of credit.........................    3,000       508     1,522
Proceeds from the sale of Series B Preferred Stock, net.....       --       331        --
Series B Preferred Stock dividends..........................      (23)      (14)       --
Proceeds from issuances of common stock.....................      898       897     1,643
                                                              -------   -------   -------
        Net cash provided by (used in) financing
        activities..........................................      479     4,305      (632)
                                                              -------   -------   -------
        Net (decrease) increase in cash and cash
        equivalents.........................................     (655)    2,442    (4,610)
Cash and cash equivalents at beginning of year..............    5,609     3,167     7,777
                                                              -------   -------   -------
Cash and cash equivalents at end of year....................  $ 4,954   $ 5,609   $ 3,167
                                                              =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH PAID FOR:
Interest....................................................  $   777   $   529   $   254
                                                              =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Equipment acquired under capital lease obligations..........  $   199   $    --   $   844
                                                              =======   =======   =======
Issuance of common stock in satisfaction of note payable to
  HUBLink shareholder.......................................  $    --   $    --   $   508
                                                              =======   =======   =======
Issuance of common stock in satisfaction of investment
  banker advisory fee.......................................  $    --   $    --   $   406
                                                              =======   =======   =======
Income tax benefits arising from stock option exercises.....  $   231   $    --   $   478
                                                              =======   =======   =======
Return of purchased software................................  $    --   $   150   $    --
                                                              =======   =======   =======
Issuance of warrants to purchase common stock in connection
  with obtaining loans......................................  $   142   $    44   $    --
                                                              =======   =======   =======
Conversion of Series B Preferred Stock into common stock....  $   228   $    --   $    --
                                                              =======   =======   =======
        Accretion of discount on Series B Preferred Stock...  $    32   $    17   $    --
                                                              =======   =======   =======
DISPOSAL OF BUSINESS:
Assets disposed of..........................................  $    --   $    --   $ 2,445
Liabilities disposed of.....................................       --        --      (278)
(Amount in) received from escrow............................       --       650      (650)
                                                              -------   -------   -------
        Proceeds from disposition of a business.............  $    --   $   650   $ 1,517
                                                              =======   =======   =======
ACQUISITION OF BUSINESS:
Excess of cost over net assets of business acquired.........  $ 5,601   $    --   $    --
Fair value of liabilities assumed...........................     (500)       --        --
Fair value of common stock issued...........................   (5,500)       --        --
Fair value of warrants issued...............................     (506)       --        --
Expenses incurred in connection with the acquisition........      (95)       --        --
                                                              -------   -------   -------
        Cash obtained in connection with an acquisition.....  $(1,000)  $    --   $    --
                                                              =======   =======   =======

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BUSINESS

     Healthcare.com Corporation (formerly HIE, Inc., "HIE") and subsidiaries (collectively referred to as "Healthcare.com" or the "Company") develops and markets technology products and services that enable enterprises to securely access, integrate, cleanse, index and extend data between incompatible systems, both within and outside the organization. In addition the Company offers solutions to healthcare enterprises and healthcare application vendors which allows them to outsource their integration or data center functions. Healthcare.com's customers are focused within the healthcare and state and local government markets.

     The Company was incorporated in Georgia in June 1994 as Healthdyne Information Enterprises, Inc., a wholly-owned subsidiary of Healthdyne, Inc. In November 1995, Healthdyne, Inc. distributed all of the outstanding shares of HIE common stock in a spin-off. In October 1997, HIE redefined its strategic direction to focus on providing software products and services to support the enterprise-wide integration of information. On April 10, 2000, the name of the Company was changed from HIE, Inc. to Healthcare.com Corporation as part of the Company's introduction of a new healthcare, business-to-business product strategy to complement and extend its existing enterprise-wide integration solution business.

(B) BASIS OF CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, as appropriate.

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and income and expenses for the periods. Actual results could differ from those estimates.

     All significant intercompany balances and transactions have been eliminated in consolidation.

(C) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. Of the cash equivalents, $3,000 serves as collateral on one of the Company's lines of credit (see notes 6 and 15).

(D) REVENUE

     Healthcare.com recognizes revenue from two primary sources, software licenses and services. Revenue from software licensing and support fees is recognized in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions and Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Accordingly, Healthcare.com recognizes software license revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is probable.

     Services revenue includes fees for product implementation and integration services, outsourcing services including facilities management and product development, software support and maintenance

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

services and education. Product implementation and integration services are generally provided under contracts with terms of less than one year. Revenue is recognized as the work is performed or, in the case of a fixed-fee contract, on a percentage-of-completion basis, even though some services may be prepaid. The Company provides customers the ability to outsource their integration of software, application hosting and/or their information technology facilities management. Facilities management outsourcing arrangements are typically one year or longer with a fixed monthly fee. Revenue is recognized monthly in accordance with the fixed fee. Product development outsourcing arrangements are typically one year or longer with a fixed fee for which revenue is recognized on a percentage-of-completion basis. Software support and maintenance services are generally provided under one-year renewable service contracts for a prepaid standard fee. Revenue is recognized ratably on a straight-line basis over the term of the contract. Education classes are provided for a standard per-student charge and revenue is recognized as the service is provided. Deferred revenue represents advance payments or billings for software licenses, services, or support in advance of revenue recognition.

(E) PURCHASED SOFTWARE

     Purchased software includes the cost of purchased integration software tools and the cost of software acquired in connection with business combinations. It also includes the cost of licenses to use, embed and sell software tools developed by others. These costs are being amortized ratably based on the projected revenue associated with these purchased or licensed tools and products or the straight-line method over five years, whichever method results in a higher level of annual amortization. Amortization expense related to purchased software amounted to $640, $581 and $563 in 2000, 1999 and 1998, respectively. Accumulated amortization related to purchased software totaled $2,571 and $1,931 at December 31, 2000 and 1999, respectively.

(F) RESEARCH AND DEVELOPMENT AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     Prior to the determination of technological feasibility for software tools, research and development costs are expensed as incurred. After determination of technological feasibility and before the release of the software tools for general availability, the development costs related to such tools are capitalized. These costs are being amortized ratably based on the projected revenue associated with these tools or the straight-line method over five years, whichever method results in a higher level of annual amortization. The Company capitalized $1,435, $1,291 and $1,249 of software development costs in 2000, 1999 and 1998, respectively. Amortization expense related to capitalized software development costs was $763, $472 and $207 in 2000, 1999 and 1998, respectively. Accumulated amortization related to capitalized software development costs totaled $1,564 and $801 at December 31, 2000 and 1999, respectively.

(G) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over estimated useful lives of three to five years. Amortization of leasehold improvements is recorded over the shorter of the lives of the related assets or the lease terms and is included in depreciation expense.

(H) EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED

     The excess of cost over net assets of businesses acquired ("goodwill") is being amortized using the straight-line method over periods ranging from 10 to 15 years. Amortization expense related to acquired businesses amounted to $1,140 in 2000 and $672 in each of the years ended December 31, 1999 and 1998.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

At each balance sheet date, the Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. Accumulated amortization related to goodwill totaled $4,423 and $3,283 at December 31, 2000 and 1999, respectively.

(I) LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(J) STOCK OPTION PLANS

     The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense to be recognized over the related vesting period is generally determined on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS 123 (see note 9).

(K) INCOME TAXES

     The Company accounts for income taxes using the asset and liability approach in accordance with SFAS 109, Accounting for Income Taxes. Under SFAS 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(L) NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

     The Company has presented net earnings (loss) per share pursuant to SFAS 128, Earnings Per Share, which prescribes the calculation methodology and financial reporting requirements for basic and diluted earnings per share. Basic earnings (loss) per common share available to common shareholders are based on the weighted average number of common shares outstanding. Diluted earnings
(loss) per common share available to common shareholders are based on the weighted average number of common

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

shares outstanding and dilutive potential common shares, such as dilutive stock options, determined using the treasury stock method.

(M) OPERATING SEGMENTS

     The Company has presented its operating segments in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are strategic business units that offer different products and services. Beginning January 1, 2000, the Company operates in two segments:(i) the licensing of integration software products and performance of related integration services ("Software and Services") and (ii) services provided by the Company that allow enterprises to outsource their information technology, integration and application functions to Healthcare.com ("Solution Sourcing"). During 1999, the Company operated in only the Software and Services segment. During 1998, the Company operated in two different segments including Software and Services and providing consulting services related to information systems integration for healthcare organizations ("Consulting") (see note 14).

(N) COMPREHENSIVE INCOME

     No statement of comprehensive income has been included in the accompanying financial statements since the Company has no other comprehensive income.

(O) RECLASSIFICATIONS

     Certain 1999 and 1998 amounts have been reclassified to conform to the classifications presented in the 2000 financial statements.

2. ACQUISITIONS AND DISPOSITIONS

INTEGRATED SOLUTIONS DIVISION OF THERMO INFORMATION SOLUTIONS, INC.

     On March 13, 2000 (the "closing date"), the Company signed an agreement, effective as of February 25, 2000, to purchase certain service contracts, $1,000 cash and certain liabilities of the Integrated Solutions Division ("ISD") of Thermo Information Solutions, Inc. ("Thermo"). ISD, based in Charleston, South Carolina, designs, implements and manages information technology solutions. The purchase price consisted of 1,307 shares of the Company's common stock, and a warrant to purchase an additional 261 shares of the Company's common stock at any time on or before March 13, 2004 at an exercise price of $4.207 per share. On the closing date, the fair value of the common stock issued was $5,500, determined by calculating the average closing price of the common stock several days before and after the closing date and applying a discount related to certain restrictions on the common stock. The discount applied to the calculated value of common stock issued in this transaction is supported by an independent valuation. The value of the warrant was $506 on the closing date, determined using the Black-Scholes option-pricing model. Thermo had a one-time right, exercisable at any time on or before September 14, 2000, subject to certain limitations, to receive additional shares of Healthcare.com common stock in the event that the average trading price of Healthcare.com common stock during the 10-day trading period prior to its election was below $4.207 per share. On July 14, 2000, Thermo exercised this right, resulting in the issuance of 585 additional shares of Healthcare.com common stock. As part of the transaction, the Company received $1,000 in cash for working capital purposes from Thermo. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included in the Company's results of operations from the effective date of the transaction. The acquisition resulted in acquired net assets of approximately $500(including the cash

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

obtained of $1,000) and excess of cost over net assets acquired of approximately $5,601, which is being amortized over a 10-year life.

     The following unaudited pro forma financial information presents the combined results of operations of Healthcare.com and ISD as if the acquisition had occurred as of the beginning of each period presented, after giving effect to certain adjustments, including the amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Healthcare.com and ISD constituted a single entity during the years ended December 31, 2000 and 1999.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                             -----------------
                                                              2000      1999
                                                              ----      ----
Revenue....................................................  $51,756   $42,497
                                                             =======   =======
Net earnings (loss) attributable to common shareholders....  $ 2,975   $(8,652)
                                                             =======   =======
Net earnings (loss) per share of common stock..............  $  0.10   $ (0.32)
                                                             =======   =======

INTEGRATED SERVICES GROUP

     On December 31, 1998, the Company disposed of assets comprising its Integrated Services Group ("ISG") to Superior Consulting Company, Inc., a wholly-owned subsidiary of Superior Consultant Holdings Corporation, in exchange for cash of $2,200, of which $650 was held in escrow until certain conditions were met. The amount in escrow was released on December 31, 1999, and the Company was relieved of all obligations. ISG provided consulting services related to information systems integration for healthcare organizations. ISG comprised approximately 12.3% of the Company's revenue in 1998 (see note 14). There was no gain or loss resulting from this disposal.

HUBLINK, INC.

     In May 1998, the Company issued 2,900 shares of its common stock in exchange for all outstanding common stock of HUBLink, Inc. ("HUBLink") of Columbus, Ohio, an integration software tool company. This business combination was accounted for as a pooling-of-interests combination. Merger costs totaling $1,060 resulting from the Company's acquisition of HUBLink include investment banking fees, legal and accounting fees, travel and severance costs. The financial position and results of operations of the Company have been restated for all periods prior to the merger to give retroactive effect to the merger.

3. TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable is net of an allowance for doubtful accounts as follows:

                                                               DECEMBER 31,
                                                             -----------------
                                                              2000      1999
                                                              ----      ----
Trade accounts receivable..................................  $19,170   $11,822
Less allowance for doubtful accounts.......................    5,295     5,160
                                                             -------   -------
Trade accounts receivable, net.............................  $13,875   $ 6,662
                                                             =======   =======

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

4. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     1999
                                                               ----     ----
Machinery and equipment.....................................  $3,733   $3,027
Furniture and fixtures......................................   1,018      927
Equipment under capital leases..............................   2,021    1,822
Leasehold improvements......................................     206      138
                                                              ------   ------
                                                               6,978    5,914
Less accumulated depreciation and amortization..............   3,993    3,006
                                                              ------   ------
          Net property and equipment........................  $2,985   $2,908
                                                              ======   ======

5. ACCRUED LIABILITIES

     Accrued liabilities are summarized as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     1999
                                                               ----     ----
Benefits and compensation...................................  $  686   $  625
Project completion costs....................................     144      444
Other.......................................................   1,511      704
                                                              ------   ------
          Total accrued liabilities.........................  $2,341   $1,773
                                                              ======   ======

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     1999
                                                               ----     ----
Lines of credit (see below).................................  $6,000   $3,000
Convertible note payable, net of unaccreted discount of $42
  at December 31, 1999 (see below)..........................      --    2,958
Obligations under capital leases -- equipment leases;
  interest ranging from 9% to 17% with various monthly
  payments and maturing at various dates through September
  1, 2003...................................................     420      659
                                                              ------   ------
                                                               6,420    6,617
Less current installments...................................   6,269    6,363
                                                              ------   ------
Long-term debt, excluding current installments..............  $  151   $  254
                                                              ======   ======

     Approximate aggregate minimum annual payments due on long-term debt and capital leases subsequent to December 31, 2000 are as follows: 2001, $6,269; 2002, $97; and 2003, $54.

     On December 31, 1999, the Company entered into a one-year Amended and Restated Loan and Security Agreement with Silicon Valley Bank (the "Bank"), which provides for a revolving line of credit up to $3,000 (the "$3,000 LOC") subject to borrowing base limitations. The borrowing base is the lesser of (i) the balance of the $3,000 LOC, or (ii) 100% of the cash equivalent balance held as collateral for

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

the line of credit. The $3,000 LOC bears interest at the Bank's prime rate (9.5% at December 31, 2000). On December 22, 2000, the $3,000 LOC was modified to extend the maturity date to January 25, 2001, and the balance outstanding under the $3,000 LOC was $3,000 at December 31, 2000 (see note 15).

     On February 24, 2000, the Company entered into an Accounts Receivable Financing Agreement (the "Agreement") with the Bank, which provided for an extension of credit in order to finance receivables up to $6,000. On December 20, 2000, this Agreement was terminated (see note 9).

     On December 20, 2000, the Company entered into a $7,000 revolving line of credit (the "$7,000 LOC") with the Bank, of which $4,551 was available for borrowing under the borrowing base limitation at December 31, 2000. The balance outstanding under the $7,000 LOC was $3,000 on December 31, 2000. The $7,000 LOC provides for borrowings bearing interest at the Bank's prime rate plus 1.5% (11% at December 31, 2000) is secured by the Company's assets, including intellectual property, and expires on December 19, 2001 (see note 9).

     On December 21, 1999, the Company entered into a convertible note and warrant purchase agreement with Cybear, Inc., pursuant to which the Company obtained a $3,000 working capital loan with interest payable quarterly at a rate of 7.8% per annum, with the principal payable on December 21, 2000. The convertible note was paid in full on December 21, 2000. The warrant purchase agreement entitles Cybear, Inc. to purchase 47 shares of the Company's common stock at any time before December 21, 2004, at an exercise price of $3.19 per share (see note 9).

7. INCOME TAXES

     The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future and any increase or decrease in the valuation allowance for deferred income tax assets.

     A reconciliation of the expected income tax (expense) benefit (based on the U.S. Federal statutory rate of 35%) to the actual income tax (expense) benefit is as follows:

                                                     YEARS ENDED DECEMBER, 31
                                                     -------------------------
                                                      2000      1999     1998
                                                      ----      ----     ----
Computed expected income tax (expense) benefit.....  $(1,030)  $ 2,966   $(524)
Goodwill amortization and other permanent
  differences......................................     (279)     (261)   (261)
Utilization of prior year financial statement
  losses...........................................    1,011        --     367
Decrease (increase) in valuation allowance.........      283    (2,705)    416
Other..............................................      (64)       --       2
                                                     -------   -------   -----
          Total income tax expense.................  $   (79)  $    --   $  --
                                                     =======   =======   =====

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset are as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     1999
                                                               ----     ----
DEFERRED TAX ASSETS (LIABILITIES):
Allowance for doubtful accounts.............................  $1,783   $1,806
Accruals and reserves not deducted for tax purposes.........      42       26
Depreciation and amortization...............................    (370)    (293)
Net operating loss carryforwards............................   7,187    8,198
Tax credit carryforwards....................................     233      256
Alternative minimum tax credit..............................      55       --
                                                              ------   ------
          Total gross deferred tax asset....................   8,930    9,993
Less valuation allowance....................................   8,221    9,515
                                                              ------   ------
          Net deferred tax asset, included in other current
            assets..........................................  $  709   $  478
                                                              ======   ======

     Under SFAS 109, deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax bases of assets and liabilities which will result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. A valuation allowance is then established to reduce the deferred income tax assets to the level at which it is "more likely than not" that any tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carryback, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) future taxable income generated by future operations. The valuation allowance for deferred income tax assets at December 31, 2000 and 1999 was $8,221 and $9,515, respectively. The net (decrease) increase in the valuation allowance for deferred income tax assets for the years ended December 31, 2000 and 1999 was $($1,294) and $3,349, respectively. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of existing valuation allowances at December 31, 2000.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

     At December 31, 2000, the Company had the following estimated credits and net operating loss carryforwards available for Federal income tax reporting purposes to be applied against future taxable income and tax liabilities:

                                                                           NET
                                                                TAX     OPERATING
YEAR OF EXPIRATION                                            CREDITS     LOSS
------------------                                            -------   ---------
2007........................................................   $  3      $    --
2008........................................................     38           --
2009........................................................     --          265
2010........................................................     49        1,938
2011........................................................     34        7,160
2012........................................................    109        5,616
2018........................................................     --          777
2019........................................................     --        4,778
                                                               ----      -------
                                                               $233      $20,534
                                                               ====      =======

     The net operating loss carryforward of $20,534 includes deductions of approximately $5,788 related to the exercise of stock options, which will be credited to additional paid-in capital when recognized. The alternative minimum tax net operating loss carryforward approximates the regular net operating loss carryforward. A portion of the net operating loss (approximately $7,416) is limited by Section 382 of the Internal Revenue Code of 1986, as amended, to an annual utilization of approximately $749.

8. REDEEMABLE PREFERRED STOCK

     On September 29, 1999, the Company sold 65 shares of a newly designated 8.5% Series B Cumulative Convertible Exchangeable Preferred Stock ("Series B Preferred Stock") to individuals in a private placement for gross proceeds of $650. The Series B Preferred Stock has a $10.00 per share liquidation value and provides for 8.5% cumulative annual dividends, payable quarterly in arrears beginning on December 31, 1999. The Series B Preferred Stock is convertible at any time into the Company's common stock determined by dividing (1) $10.00 by
(2) $2.1491 (115% of the average of the closing bid prices of the common stock for the five business days prior to the closing date). The Series B Preferred Stock is exchangeable at the Company's option into subordinated notes with substantially equal terms. The Series B Preferred Stock has a mandatory redemption at 25% of the originally issued shares of Series B Preferred Stock on annual redemption dates beginning on September 30, 2002. During 2000, 42 shares of the 65 originally issued shares of Series B Preferred Stock were converted into 198 shares of common stock. The Series B Preferred Stock is net of unamortized financing costs of $72 and $302 at December 31,2000 and 1999, respectively. The financing costs are being accreted over the term of the Series B Preferred Stock.

9. SHAREHOLDERS' EQUITY

WARRANTS

     In connection with the acquisition of ISD (see note 2), Healthcare.com issued a warrant to purchase 261 shares of the Company's common stock at any time on or before March 13, 2004 at an exercise price of $4.207 per share. The fair market value of the warrant was $506 on the grant date, determined using the Black-Scholes option-pricing model. This amount was recorded as additional paid-in capital and an

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

addition to excess of cost over net assets of businesses acquired. The warrant remains outstanding at December 31, 2000.

     In connection with obtaining an Accounts Receivable Financing Agreement with the Bank (see note 6), the Company issued a Stock Purchase Warrant to the Bank, which entitles the holder to purchase 62 shares of the Company's common stock at any time on or before February 23, 2005 at an exercise price of $4.875 per share. The fair market value of the warrant was $128 on the grant date and was amortized as interest expense over the term of the agreement. The warrant remains outstanding at December 31, 2000.

     In conjunction with obtaining the $7,000 revolving line of credit with the Bank (see note 6), the Company issued a Stock Purchase Warrant to the Bank which entitles the holder to purchase 25 shares of the Company's common stock at any time on or before December 20, 2005 at an exercise price of $1.31 per share. The fair market value of the warrant was $14 on the grant date and is being amortized as interest expense over the term of the line of credit. The warrant remains outstanding at December 31, 2000.

     In connection with entering into the Convertible Note and Warrant Purchase Agreement with Cybear, Inc. (see note 6), the Company issued warrants to purchase 47 shares of the Company's common stock at any time before December 21, 2004. The fair market value of the warrants was $44 on the grant date and was amortized as interest expense over the term of the note. All 47 warrants remain outstanding as of December 31, 2000.

     On December 31, 1997, Healthcare.com issued warrants to purchase 50 shares of Healthcare.com common stock, at $1.59 per share, to Massey Burch. In January 1999, Massey Burch exercised the warrants to purchase 42 shares of Healthcare.com common stock.

     On May 12, 1998, Healthcare.com issued a warrant to purchase 33 shares of the Company's common stock at $3.15 per share in exchange for the cancellation of warrants to purchase shares of HUBLink common stock. The warrant was exercised in December 1999.

STOCK OPTION PLANS

     The Company maintains four stock option plans for the benefit of employees and directors. A total of 4,167 shares of the Company's common stock are reserved for future issuance under these plans. Most of the stock options granted under these plans are exercisable in equal amounts over three years and expire in six to ten years. Other terms of options granted under the plans are determined by the Stock Option Committee of the Company's Board of Directors, subject to the terms of the respective plans.

     The per share weighted-average fair values of stock options granted during 2000, 1999 and 1998 were $2.27, $1.43 and $1.20, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                         2000      1999      1998
                                                        -------   -------   -------
Expected volatility...................................       90%       46%       44%
Expected dividend yield...............................     none      none      none
Risk-free interest rate...............................     5.00%     6.00%     5.30%
Expected life of stock options........................  5 years   5 years   5 years

     The Company applies APB Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation cost is recognized for its stock options in the consolidated financial statements, unless the

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

stock options are granted at an exercise price below fair value at the grant date, in which case the difference between the exercise price and the fair value is recorded as deferred compensation cost and amortized over the relevant period of benefit. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's reported net earnings (loss) and related per share amounts would have been changed to the pro forma amounts indicated below:

                                                         2000     1999      1998
                                                        ------   -------   ------
Net earnings (loss) attributable to common
  shareholders:
  As reported.........................................  $2,808   $(8,504)  $1,498
  Pro forma...........................................   1,695    (9,231)     649
Diluted net earnings (loss) per share:
  As reported.........................................  $ 0.10   $ (0.34)  $ 0.06
  Pro forma...........................................    0.06     (0.36)    0.03

     A summary of stock option transactions under these plans during 2000, 1999 and 1998 is shown below:

                                                                          OPTION PRICE PER SHARE
                                                                          ----------------------
                                                               NUMBER                   WEIGHTED
                                                              OF SHARES      RANGE      AVERAGE
                                                              ---------   -----------   --------
Options outstanding at December 31, 1997....................    3,491     $0.23-$5.88    $2.21
  Granted...................................................    1,240     $2.00-$3.95    $2.60
  Exercised.................................................   (1,092)    $0.23-$4.47    $1.38
  Canceled or expired.......................................   (1,167)    $1.50-$5.50    $3.20
                                                               ------
Options outstanding at December 31, 1998....................    2,472     $0.23-$5.88    $2.27
  Granted...................................................    1,205     $2.11-$8.03    $2.98
  Exercised.................................................     (402)    $0.23-$4.47    $1.43
  Canceled or expired.......................................     (340)    $0.27-$5.88    $3.09
                                                               ------
Options outstanding at December 31, 1999....................    2,935     $0.25-$8.03    $2.59
  Granted...................................................    1,392     $1.34-$5.91    $3.13
  Exercised.................................................     (356)    $0.25-$4.47    $1.57
  Canceled or expired.......................................     (205)    $0.56-$8.03    $3.23
                                                               ------
Options outstanding at December 31, 2000....................    3,766     $1.34-$8.03    $2.84
                                                               ======
Options exercisable at December 31, 1998....................    1,303     $0.23-$5.88    $1.85
                                                               ======
Options exercisable at December 31, 1999....................    1,035     $0.25-$5.88    $2.23
                                                               ======
Options exercisable at December 31, 2000....................    1,541     $1.50-$8.03    $2.58
                                                               ======

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

                                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                        --------------------------------------   ----------------------
                                                        WEIGHTED
                                                         AVERAGE      WEIGHTED                 WEIGHTED
                                          NUMBER        REMAINING     AVERAGE      NUMBER      AVERAGE
RANGE OF                                OUTSTANDING    CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
EXERCISE PRICES                         AT 12/31/00   LIFE (MONTHS)    PRICE     AT 12/31/00    PRICE
---------------                         -----------   -------------   --------   -----------   --------
$1.34-$2.03...........................     1,390           60          $1.92          663       $1.82
$2.11-$2.88...........................     1,090           80          $2.55          536       $2.60
$3.16-$3.95...........................     1,001           83          $3.67          246       $3.59
$4.44-$8.03...........................       285           94          $5.52           96       $5.16
                                           -----                                    -----
                                           3,766           74          $2.84        1,541       $2.58
                                           =====                                    =====

NON-EMPLOYEE DIRECTORS STOCK PLAN

     On October 20, 1995, the Company established a stock plan for non-employee directors whereby such directors may elect to receive all or a portion of their annual retainer fee in unrestricted shares of the Company's common stock. This plan was terminated in 2000.

STOCK PURCHASE PLAN

     The Company maintains an employee stock purchase plan for all eligible employees of the Company. Participants may use up to 10% of their compensation to purchase the Company's common stock through payroll deductions for 85% of the lower of the beginning or ending stock price on a quarterly basis. There are 440 shares of the Company's common stock reserved for future issuances under this plan, and 166 shares, 106 shares and 92 shares were issued during the years ended December 31, 2000, 1999 and 1998, respectively.

SHAREHOLDER RIGHTS PLAN

     On October 20, 1995, the Company's Board of Directors declared a dividend distribution of one purchase right for each share of the Company's common stock outstanding as of October 30, 1995. If a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or announces a tender offer or exchange that would result in the acquisition of a beneficial ownership right of 20% or more of the Company's outstanding common stock, the rights detach from the common stock and are distributed to shareholders as separate securities. Each right entitles its holder to purchase one one-hundredth of a share (a unit) of Series A Cumulative Preferred Stock, at a purchase price of $50 per unit. The rights, which do not have voting power, expire on October 23, 2005 unless previously distributed and may be redeemed by the Company in whole at a price of $.01 per right at any time before and within 10 days after their distribution. If the Company is acquired in a merger or other business combination transaction, or 50% of its assets or earnings power are sold at any time after the rights become exercisable, the rights entitle a holder to buy a number of common shares of the acquiring company having a market value of twice the exercise price of the right. If a person acquires 20% of the Company's common stock or if a 15% or larger holder merges with the Company and the common stock is not changed or exchanged in such merger, or engages in self-dealing transactions with the Company, each right not owned by such holder becomes exercisable for the number of common shares of the Company having a market value of twice the exercise price of the right.

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

10. EMPLOYEE BENEFIT PLANS

     Prior to July 1, 1998, the Company and certain of its subsidiaries maintained 401(k) defined contribution plans for the benefit of their employees. Effective July 1, 1998, these plans were merged and the Company adopted the Healthcare.com Corporation 401(k) Savings and Profit Sharing Plan for the benefit of all eligible employees of the Company. The Company may make discretionary matching contributions up to the maximum allowed under IRS regulations. The discretionary matching contributions vest 100% upon the completion of two years of service. For the years ended December 31, 2000, 1999 and 1998, the Company made discretionary matching contributions of $426, $257 and $212, respectively, to the various plans.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, and deferred revenue approximate fair value due to the short-term maturities of these assets and liabilities. The Company estimates that the carrying amounts of the Company's long-term debt approximates the fair value based on the current rates offered to the Company for debt of the same remaining maturities.

12. COMMITMENTS

     The Company is committed under non-cancelable operating lease and capital lease agreements for facilities and equipment which expire at various dates through 2006. The future minimum annual lease payments under these leases are summarized as follows:

                                                                           CAPITAL
                                                             OPERATING   LEASES (SEE
YEAR ENDING DECEMBER 31,                                      LEASES       NOTE 6)
------------------------                                     ---------   -----------
2001.......................................................   $1,523         $302
2002.......................................................    1,257          109
2003.......................................................      858           60
2004.......................................................      818           --
2005.......................................................      836           --
Thereafter.................................................       70           --
                                                              ------         ----
                                                              $5,362          471
                                                              ======
Less interest..............................................                    51
                                                                             ----
Present value of future minimum capital lease payments.....                  $420
                                                                             ====

     Rental expense for operating leases (excluding those with lease terms of a month or less that were not renewed) was $1,535, $1,429 and $962 in 2000, 1999 and 1998, respectively.

13. MAJOR CUSTOMERS AND DISTRIBUTORS

     Individually, two customers exceeded 10% of the Company's total revenue for the year ended December 31, 2000. Together, these two customers represented 33% of total revenue and 45% of service revenue for the year ended December 31, 2000. The accounts receivable balance from these two customers combined was approximately $3,241 on December 31, 2000. No single distributor or customer accounted for more than 10% of the Company's revenue in 1999. One distributor accounted for 18% of the

                  HEALTHCARE.COM CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 2000, 1999 AND 1998
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

Company's total revenue and 40% of its software revenue in 1998. Revenue from international sales was less than 10% of the Company's revenue in each of 2000, 1999 and 1998.

14. SEGMENT INFORMATION

     The Company's reportable segments are strategic business units that offer different products and services. Beginning January 1, 2000, the Company operates in two segments: (i) the licensing of integration software products and performance of related integration services ("Software and Services") and (ii) services provided by the Company that allow enterprises to outsource their information technology, integration and application functions to Healthcare.com ("Solution Sourcing"). Prior to 2000, the Solution Sourcing business did not separately exist. The significant portion of the Solution Sourcing business was added upon the acquisition of ISD (see note 2). During 1999, the Company operated in only the Software and Services segment. During 1998, the Company operated in two segments: (i) the licensing of integration software products and performance of related integration services ("Software and Services") and (ii) the providing of consulting services related to information systems integration for healthcare organizations ("Consulting"). On December 31, 1998, the Consulting business was sold (see note 2). The Company evaluates performance of the segments during 2000 based on revenue and gross profit of the segments. During 1998, the Company evaluated performance of the segments based on revenues and operating earnings (loss) of the segments. The Company does not allocate assets to reportable segments. The accounting policies of the segments are the same as those described in note 1. Segment information for the years ended December 31, 2000 and 1998 is as follows:

                                                               2000
                                                               ----
Revenue:
  Software and Services.....................................  $29,653
  Solution Sourcing.........................................   18,660
                                                              -------
          Total revenue.....................................  $48,313
                                                              =======
Gross Profit:
  Software and Services.....................................  $19,745
  Solution Sourcing.........................................    3,936
                                                              -------
          Total gross profit................................  $23,681
                                                              =======

                                                                1998
                                                               -------
Revenue:
  Software and Services.....................................   $23,830
  Consulting................................................     3,354
                                                               -------
          Total revenue.....................................   $27,184
                                                               =======
Operating earnings (loss):
  Software..................................................   $ 2,059
  Consulting................................................      (460)
                                                               -------
          Operating earnings................................   $ 1,599
                                                               =======

15. SUBSEQUENT EVENT

     On January 25, 2001, the Company paid in full the $3,000 LOC from the Bank which matured on that date (see note 6).

                   HEALTHCARE.COM CORPORATION AND SUBSIDIARY



                     CONDENSED CONSOLIDATED BALANCE SHEETS


                                 (IN THOUSANDS)


                                  (UNAUDITED)



                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
                                       ASSETS


Current assets:
  Cash and cash equivalents.................................  $  1,415     $  4,954
  Trade accounts receivable, less allowances of $4,752 and
     $5,295 at June 30, 2001 and December 31, 2000,
     respectively...........................................    20,208       13,875
  Other current assets......................................     1,651        1,846
                                                              --------     --------
          Total current assets..............................    23,274       20,675
Purchased software, net of accumulated amortization of
  $2,703 and $2,570 at June 30, 2001 and December 31, 2000,
  respectively..............................................       287          674
Capitalized software development costs, net of accumulated
  amortization of $1,887 and $1,564 at June 30, 2001 and
  December 31, 2000, respectively...........................     3,732        3,097
Property and equipment, net of accumulated depreciation of
  $4,650 and $3,992 at June 30, 2001 and December 31, 2000,
  respectively..............................................     3,051        2,985
Excess of cost over net assets of businesses acquired, less
  accumulated amortization of $5,031 and $4,422 at June 30,
  2001 and December 31, 2000, respectively..................    10,739       11,348
Other assets................................................        26           45
                                                              --------     --------
          Total assets......................................  $ 41,109     $ 38,824
                                                              ========     ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Line of credit and current installments of obligations
     under capital leases...................................  $  4,552     $  6,269
  Accounts payable, principally trade.......................     2,322        1,807
  Accrued liabilities.......................................     2,847        2,341
  Deferred revenue..........................................     5,855        4,889
                                                              --------     --------
          Total current liabilities.........................    15,576       15,306
Obligations under capital leases, excluding current
  installments..............................................       380          151
Other long-term liabilities.................................       167          167
                                                              --------     --------
          Total liabilities.................................    16,123       15,624
                                                              --------     --------
Series B Cumulative Convertible Exchangeable Preferred
  Stock; designated 550 shares; 23 shares issued and
  outstanding at June 30, 2001 and December 31, 2000........       160          152
                                                              --------     --------
Shareholders' equity:
  Preferred stock, without par value. Authorized 20,000
     shares:
     Designated Series A cumulative preferred stock 500
      shares; issued none...................................        --           --
  Common stock, $.01 par value. Authorized 50,000 shares;
     issued and outstanding 28,403 and 28,167 shares at June
     30, 2001 and December 31, 2000, respectively...........       284          282
  Additional paid-in capital................................    50,235       49,715
  Accumulated deficit.......................................   (25,693)     (26,949)
                                                              --------     --------
          Total shareholders' equity........................    24,826       23,048
                                                              --------     --------
          Total liabilities and shareholders' equity........  $ 41,109     $ 38,824
                                                              ========     ========



     See accompanying Notes to Condensed Consolidated Financial Statements.

                   HEALTHCARE.COM CORPORATION AND SUBSIDIARY



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                  (UNAUDITED)



                                                        THREE MONTHS ENDED   SIX MONTHS ENDED
                                                             JUNE 30,            JUNE 30,
                                                        ------------------   -----------------
                                                         2001       2000      2001      2000
                                                        -------    -------   -------   -------
Revenue:
  Software..........................................    $ 4,791    $ 3,363   $ 9,463   $ 6,255
  Services and other................................      8,235      9,973    16,965    16,913
                                                        -------    -------   -------   -------
          Total revenue.............................     13,026     13,336    26,428    23,168
                                                        -------    -------   -------   -------
Cost of revenue:
  Software..........................................        881        434     1,417       899
  Services and other................................      5,644      6,767    11,767    11,236
                                                        -------    -------   -------   -------
          Total cost of revenue.....................      6,525      7,201    13,184    12,135
                                                        -------    -------   -------   -------
Gross profit........................................      6,501      6,135    13,244    11,033
                                                        -------    -------   -------   -------
Operating expenses:
  Sales and marketing...............................      2,238      2,353     4,542     4,609
  Research and development..........................      1,179        919     2,549     1,823
  General and administrative........................      2,030      1,716     4,220     2,981
                                                        -------    -------   -------   -------
          Total operating expenses..................      5,447      4,988    11,311     9,413
                                                        -------    -------   -------   -------
Operating earnings..................................      1,054      1,147     1,933     1,620
Interest expense, net...............................       (125)      (282)     (305)     (531)
                                                        -------    -------   -------   -------
Earnings before income taxes........................        929        865     1,628     1,089
Income taxes........................................       (176)        --      (355)       --
                                                        -------    -------   -------   -------
Net earnings........................................        753        865     1,273     1,089
Accretion of Series B Preferred Stock...............         (4)        (9)       (8)      (24)
Series B Preferred Stock dividend requirement.......         (4)        (5)       (9)      (13)
                                                        -------    -------   -------   -------
Net earnings attributable to common shareholders....    $   745    $   851   $ 1,256   $ 1,052
                                                        =======    =======   =======   =======
Net earnings per share of common stock:
  Basic.............................................    $  0.03    $  0.03   $  0.04   $  0.04
                                                        =======    =======   =======   =======
  Diluted...........................................    $  0.03    $  0.03   $  0.04   $  0.04
                                                        =======    =======   =======   =======
Shares used in the calculation of net earnings per
  share:
  Basic.............................................     28,252     27,282    28,266    26,604
                                                        =======    =======   =======   =======
  Diluted...........................................     28,631     28,043    28,414    27,612
                                                        =======    =======   =======   =======



     See accompanying Notes to Condensed Consolidated Financial Statements.

                   HEALTHCARE.COM CORPORATION AND SUBSIDIARY



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)


                                  (UNAUDITED)



                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Cash flows from operating activities:
  Net earnings (loss).......................................  $ 1,273    $ 1,089
  Adjustments to reconcile net earnings (loss) to net cash
    used in operating activities:
    Provision for doubtful accounts.........................      350         --
    Provision for income taxes..............................      335         --
    Depreciation and amortization...........................    1,330      1,220
    Amortization of excess cost over net assets of
     businesses acquired....................................      609        522
    Increase in trade accounts receivable...................   (6,683)    (6,621)
    Decrease in other current assets........................      144        158
    Increase in accounts payable, principally trade.........      515      1,473
    Increase in accrued liabilities.........................      444        806
    Increase in deferred revenue............................      966        416
                                                              -------    -------
         Net cash used in operating activities..............     (717)      (937)
                                                              -------    -------
Cash flows from investing activities:
  Capitalized software development costs....................     (958)      (681)
  Capital expenditures......................................     (264)      (355)
  Cash obtained in connection with an acquisition of
    business................................................       --      1,000
  Change in other non-current assets and liabilities, net...       19         11
                                                              -------    -------
         Net cash used in investing activities..............   (1,203)       (25)
                                                              -------    -------
Cash flows from financing activities:
  Series B Preferred Stock dividends........................       (9)       (13)
  Principal payments on line of credit......................   (3,000)        --
  Borrowings under line of credit...........................    1,250         --
  Payments on obligations under capital leases..............     (198)      (219)
  Proceeds from issuances of common stock...................      338        695
                                                              -------    -------
         Net cash (used in) provided by financing
          activities........................................   (1,619)       463
                                                              -------    -------
Net decrease in cash and cash equivalents...................   (3,539)      (499)
Cash and cash equivalents at beginning of period............    4,954      5,609
                                                              -------    -------
Cash and cash equivalents at end of period..................  $ 1,415    $ 5,110
                                                              =======    =======
Supplemental disclosures of cash paid for:
  Interest..................................................  $   268    $   354
                                                              =======    =======
  Income taxes..............................................  $    24    $    --
                                                              =======    =======
Supplemental disclosures of non-cash investing and financing activities:
  Utilization of net operating losses relating to purchased
    intangibles.............................................  $   147    $    --
                                                              =======    =======
  Equipment acquired under capital lease obligations........  $   460    $    --
                                                              =======    =======
  Issuance of warrants to purchase common stock in
    connection with obtaining financing agreement...........  $    --    $   128
                                                              =======    =======
  Conversion of Series B Preferred Stock into common
    stock...................................................  $    --    $   226
                                                              =======    =======
  Accretion of discount on Series B Preferred Stock.........  $     8    $    24
                                                              =======    =======
Acquisition of business:
  Fair value of assets acquired, including goodwill.........  $    --    $ 5,601
  Fair value of liabilities assumed.........................       --       (595)
  Fair value of common stock issued.........................       --     (5,500)
  Fair value of warrants issued.............................       --       (506)
                                                              -------    -------
         Net cash obtained in connection with an acquisition
          of business.......................................  $    --    $(1,000)
                                                              =======    =======



     See accompanying Notes to Condensed Consolidated Financial Statements.

                   HEALTHCARE.COM CORPORATION AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2001 AND 2000


            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

                                  (UNAUDITED)


1. ACCOUNTING POLICIES



     The Condensed Consolidated Financial Statements as of June 30, 2001 and for the three and six month periods ended June 30, 2001 and 2000 are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the consolidated financial position and results of operations and cash flows for the periods presented have been included. Results for the interim periods are not necessarily indicative of results that may be expected for the full year. The condensed consolidated financial statements include the accounts of Healthcare.com Corporation and Subsidiary (the "Company" or "Healthcare.com").



     These Condensed Consolidated Financial Statements should be read in conjunction with Healthcare.com's consolidated financial statements and notes included in its Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K") filed with the Securities and Exchange Commission.



     The accounting policies followed in the presentation of interim financial results are the same as those followed on an annual basis. These policies are presented in Note 1 to the consolidated financial statements included in the 2000 Form 10-K. Certain prior year amounts have been reclassified to conform to current year classifications.



     No statements of comprehensive income have been included in the accompanying interim financial statements since the Company has no other comprehensive income.



2. ACQUISITIONS



     (a) On March 13, 2000 (the "closing date"), the Company signed an agreement, effective as of February 25, 2000, to purchase certain service contracts, $1,000 cash and certain liabilities of the Integrated Solutions Division ("ISD") of Thermo Information Solutions Inc. ("Thermo"). ISD, based in Charleston, South Carolina, designs, implements and manages information technology solutions. The purchase price consisted of approximately 1,307 shares of the Company's common stock and a warrant to purchase an additional 261 shares of the Company's common stock at any time on or before March 13, 2004 at an exercise price of $4.207 per share. On the closing date, the fair value of the common stock issued was $5,500, determined by calculating the average closing price of the common stock several days before and after the closing date and applying a discount related to certain restrictions on the common stock. The discount applied to the calculated value of common stock issued in this transaction is supported by an independent valuation. The value of the warrant was $506 on the closing date, determined using the Black-Scholes option-pricing model. Thermo had a one-time right, exercisable at any time on or before September 14, 2000, subject to certain limitations, to receive additional shares of Healthcare.com common stock in the event that the average trading price of Healthcare.com common stock during the 10-day trading period prior to its election was below $4.207 per share. On July 14, 2000, Thermo exercised this right, resulting in the issuance of approximately 585 additional shares of Healthcare.com common stock. As part of the transaction, the Company received $1,000 in cash for working capital purposes from Thermo. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included in the Company's results of operations from the effective date of the transaction. The acquisition resulted in acquired net assets of approximately $500 (including the cash obtained of $1,000) and excess of cost over net assets acquired of approximately $5,601, which is being amortized over a 10-year life.

                   HEALTHCARE.COM CORPORATION AND SUBSIDIARY

                             JUNE 30, 2001 AND 2000


            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

                                  (UNAUDITED)


     The following pro forma financial information presents the combined results of operations of Healthcare.com and ISD as if the acquisition had occurred as of the beginning of the six months ended June 30, 2000, after giving effect to certain adjustments, including the amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Healthcare.com and ISD constituted a single entity during the six months ended June 30, 2000.



                                                                SIX MONTHS ENDED
                                                                 JUNE 30, 2000
                                                                ----------------
                                                                  (UNAUDITED)
Revenue.....................................................        $26,611
                                                                    =======
Net earnings attributable to common shareholders............        $ 1,219
                                                                    =======
Diluted net earnings per share of common stock..............        $  0.04
                                                                    =======



     (b) On May 14, 2001, the Company announced that Xcare.net, Inc. will acquire Healthcare.com in a purchase transaction whereby Healthcare.com shareholders will receive a fixed exchange of 0.375 shares of Xcare.net common stock for each share of Healthcare.com common stock. The Board of Directors of Healthcare.com has approved the transaction, which is expected to close in the third quarter of 2001, subject to shareholder approval.



3. DEBT



     On December 20, 2000, the Company entered into a $7,000 revolving line of credit (the "$7,000 LOC") with Silicon Valley Bank ("the Bank"), of which $5,748 was available for borrowing under the borrowing base limitation at June 30, 2001. The balance outstanding under the $7,000 LOC was $4,250 on June 30, 2001. The $7,000 LOC provides for borrowings bearing interest at the Bank's prime rate plus 1.5% (9.0% at June 30, 2001), is secured by the Company's assets, including intellectual property, and expires on December 19, 2001. The Company also issued a Stock Purchase Warrant to the Bank which entitles the holder to purchase 25 shares of the Company's common stock at any time on or before December 20, 2005 at an exercise price of $1.31 per share.



4. SEGMENT INFORMATION



     The Company's reportable segments are strategic business units that offer different products and services. The Company operates in two segments: (i) the licensing of integration software products and performance of related integration services ("Software and Services") and (ii) services provided by the Company that allow enterprises to outsource their information technology, integration and application functions to Healthcare.com ("Solution Sourcing"). The Company evaluates performance of the segments based on revenue and gross profit of the segments. The Company does not allocate assets to the reportable

                   HEALTHCARE.COM CORPORATION AND SUBSIDIARY

                             JUNE 30, 2001 AND 2000


            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)

                                  (UNAUDITED)


segments. The accounting policies of the segments are the same as those described in note 1. Segment information for the three months and six months ended June 30, 2001 and 2000 is as follows:



                                              THREE MONTHS ENDED     SIX MONTHS ENDED
                                                   JUNE 30,              JUNE 30,
                                              ------------------    ------------------
                                               2001       2000       2001       2000
                                              -------    -------    -------    -------
                                                            (UNAUDITED)
Revenue:
  Software and Services.....................  $ 8,789    $ 7,560    $17,473    $14,935
  Solution Sourcing.........................    4,237      5,776      8,955      8,233
                                              -------    -------    -------    -------
          Total revenue.....................  $13,026    $13,336    $26,428    $23,168
                                              =======    =======    =======    =======
Gross profit:
  Software and Services.....................  $ 6,090    $ 4,996    $12,453    $ 9,351
  Solution Sourcing.........................      411      1,139        791      1,682
                                              -------    -------    -------    -------
          Total gross profit................  $ 6,501    $ 6,135    $13,244    $11,033
                                              =======    =======    =======    =======



5. RELATED PARTY TRANSACTION



     XCare.net, Inc. (see note 2b) entered into a software agreement with the Company during the second quarter of 2001. Software revenue from this transaction totaled $120 for the three months ended June 30, 2001.



6. MAJOR CUSTOMERS



     Two customers accounted for 40% of the Company's total revenue for the three months ended June 30, 2001. One of these customers accounted for 42% of the Company's total software revenue and the other customer accounted for 38% of the Company's total service revenue for the three months ended June 30, 2001. At June 30, 2001, four customers (one of the above significant revenue customers and three additional customers) made up 51% of the net accounts receivable balance.



     Two customers accounted for 35% of the Company's total revenue for the six months ended June 30, 2001. One of these customers accounted for 52% of the Company's total software revenue and the other customer accounted for 36% of the Company's total service revenue for the six months ended June 30, 2001.



7. SUBSEQUENT EVENT



     On July 13, 2001, the Company entered into an agreement with a customer to accept certain intellectual property in lieu of payment on the customer's accounts receivable balance with the Company at June 30, 2001. The value of the intellectual property to be received is approximately $3,300 based on an independent valuation. The customer's accounts receivable balance was $2,938 at June 30, 2001.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

       SEC Registration Fee........................................   $ 5,801
       Legal Fees and Expenses.....................................     5,000
       Accounting Fees and Expenses................................     5,000
       Miscellaneous...............................................     5,000
                                                                      -------
                 Total.............................................   $20,801
                                                                      =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article IX of the XCare.net amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

     Article VI of the XCare.net bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in XCare.net's amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     In addition, pursuant to the terms of the acquisition of Healthcare.com, XCare.net has agreed to fulfill and honor in all respects the obligations of Healthcare.com pursuant to any indemnification agreements between Healthcare.com and its directors and officers in effect immediately prior to the acquisition (the "Indemnified Parties") and any indemnification provisions under Healthcare.com's amended and restated articles of incorporation or bylaws as in effect immediately prior to the acquisition. The certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the articles of incorporation and bylaws of Healthcare.com as in effect on May 14, 2001, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Healthcare.com, unless such modification is required by law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since October 1, 1996, the Registrant has issued and sold the following securities:

          (a) From May 17, 1999 to September 16, 1999, XCare.net sold in the aggregate of 167,662 shares of unregistered common stock to sixteen directors, officers and employees at a price of $0.25 per share, for aggregate consideration of $41,915.63. Such shares were sold pursuant to the exercise of options granted by the board. As to each director, officer and employee of XCare.net who was issued such securities, XCare.net relied upon Rule 701 of the Securities Act of 1933. Each such person purchased securities of XCare.net pursuant to a written contract between such person and XCare.net. In addition, XCare.net met the conditions imposed under Rule 701(b).

          (b) On March 12, 1997, XCare.net sold in the aggregate 2,450,000 shares of unregistered Series A Preferred Stock at a price per share of $2.86 to Nazem & Company IV, L.P. and Atlantic Medical Capital, L.P. for aggregate cash consideration of $7,007,000. XCare.net relied upon Section 4(2) of the Securities Act in connection with the sale of these shares. Each investor who was not an accredited investor represented to XCare.net that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

          (c) In June and July 1999, XCare.net sold in the aggregate 63,053,144 shares of unregistered Series B Preferred Stock at a price per share of $0.27 to Atlantic Medical Capital, L.P., Canpartners Investments IV, L.L.C., CB Healthcare Fund, L.P., Dauphin Capital Partners, L.P., Nazem & Company IV, L.P., Sequel Entrepreneurs Fund II, L.P., Sequel Limited Partnership II, Singapore Computer Systems, Ltd., The Transatlantic Venture Fund C.V., Vertex Technology Fund (II) Ltd., Rachel S. Lovejoy, Arthur F. Schneiderman, and Dennis Yong for aggregate consideration of $17,024,348.88, including an aggregate of $3,204,348.93 representing the principal and interest of convertible promissory notes converted into shares of Series B Preferred Stock. XCare.net relied upon Regulation D, Rule 506, of the Securities Act in connection with the sale of these shares. The sale of the Series B Preferred Stock was made in compliance with all of the terms of Rules 501 and 502 of Regulation D, there were no more than 35 investors (as calculated pursuant to Rule 501(e) of Regulation
     D) and each investor who was not an accredited investor represented to the XCare.net that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

          (d) From December 29, 1997 to November 20, 1998, XCare.net issued an aggregate of 15 convertible promissory notes to Nazem & Company IV, L.P. and Atlantic Medical Capital, L.P. for aggregate cash consideration of $2,765,000. On June 4, 1999, the principal and accrued interest due on these convertible promissory notes were converted into an aggregate of 11,867,959 shares of Series B Preferred Stock. XCare.net relied on Section 4(2) of the Securities Act in connection with the sales of these securities. Each investor who was not an accredited investor represented to XCare.net that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

          (e) From December 29, 1997 to June 9, 1998, XCare.net issued an aggregate of 13 warrants to Nazem & Company IV, L.P. and Atlantic Medical Capital, L.P. for the purchase of an aggregate of 437,062 shares of Series A Preferred Stock at an exercise price per share of $0.25. Each warrant expires 5 years from the date of issuance or upon the closing of our initial public offering, if earlier. XCare.net relied on Section 4(2) of the Securities Act in connection with the sales of these securities. Each investor who was not an accredited investor represented to XCare.net that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

          (f) On March 12, 1997 and November 20, 1998, XCare.net issued an aggregate of 3 warrants to Nazem & Company IV, L.P., Atlantic Medical Capital, L.P., land Counterpart Capital Corporation, a consultant, for the purchase of an aggregate of 212,250 shares of common stock at exercise prices per share ranging from $0.10 to $31.46. The exercise price of the warrant issued on March 12, 1997 was revised from $31.46 per share to $3.146 per share in January 2000 to settle a dispute. This warrant expires on March 12, 2005 or upon the closing of our initial public offering if earlier. The 2 warrants issued on November 20, 1998 expire on November 20, 2003 or upon the closing of our initial public offering, if earlier. XCare.net relied on
     Section 4(2) of the Securities Act in connection with the sales of these securities. Each investor who was not an accredited investor represented to XCare.net that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

  (A) EXHIBITS.

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
 2.1(1)        Agreement and Plan of Merger and Reorganization by and among
               Registrant, Orbit Acquisition Corp. and Healthcare.com
               Corporation, dated as of May 14, 2001.
 2.2*          Agreement and Plan of Merger and Reorganization by and among
               Registrant, Confer Acquisition Corp. and Confer Software,
               Inc., dated as of May 14, 2001.
 2.3*          Amendment No. 1 to Agreement and Plan of Merger and
               Reorganization by and among Registrant, Confer Acquisition
               Corp. and Confer Software, Inc., dated as of June 5, 2001.
 3.1(2)        Amended and Restated Certificate of Incorporation.
 3.2(2)        Bylaws.
 4.1(2)        Specimen Common Stock Certificate.
 4.2(2)        Second Amended and Restated Registration Rights Agreement,
               dated as of July 27, 1999, between Registrant and the
               parties named therein.
 4.3*          Registration Rights Agreement by and among Registrant and
               certain Stockholders of Confer Software, Inc., dated as of
               June 7, 2001.
 5.1*          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, as to the validity of the shares being
               registered.
 9.1(1)        Form of Voting Agreement between XCare.net, Inc. and certain stockholders of Healthcare.com Corporation.
 9.2(1)        Form of Voting Agreement between Healthcare.com Corporation and certain stockholders of XCare.net, Inc..
10.1(2)        Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2(2)        Amended and Restated 1997 Stock Option Plan.
10.3(2)        1999 Employee Stock Purchase Plan and related agreements.
10.4(2)        1999 Director Option Plan and related agreements.
10.5(2)+       Licensing Agreement, dated as of December 30, 1998 between
               Registrant and Match Healthcare Services, Ltd.
10.6(2)+       Master Licensing Agreement, dated February 4, 1999, between
               Registrant and Methodist Care, Inc.
10.7(2)        Services Agreement Subcontract, dated December 17, 1998
               between Registrant and PRC, Inc.
10.8(2)+       Master Licensing, Processing and Services Agreement, dated
               February 16, 1997, between Registrant and
               Healthscope/United, Inc.
10.9(2)+       System Management Contract, dated April 1, 1999, between
               Registrant and Advica Health Resources.

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.10(2)+      Administration Services Agreement, dated March 29, 1999,
               between Registrant and American Medical Pathways, Inc.
10.11(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.12(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.13(2)+      Supplemental Agreement, dated December 24, 1997, between
               Registrant and Brokerage Services Incorporated.
10.14(2)+      Employers Mutual, Inc. Assignment Letter, dated August 5,
               1999, between Registrant and Employers Mutual, Inc.
10.15(2)+      Master License and Services Agreement, dated June 24, 1998, between Registrant and Employers Mutual, Inc.
10.16(2)+      Contractor Agreement, dated February 19, 1999, between
               Registrant and Employers Mutual, Inc.
10.17(2)+      Master Licensing and Services Agreement, dated February 20,
               1998, between Registrant and Provider Services,
               Incorporated.
10.18(2)+      Contractor Agreement, dated April 27, 1999, between
               Registrant and Provider Services, Incorporated.
10.19(2)+      Master Licensing and Services Agreement, dated August 24,
               1998, between Registrant and Quest Diagnostics Incorporated.
10.20(2)       Offer letter, dated September 22, 1997, with Lorine Sweeney.
10.21(2)       Offer letter, dated December 12, 1997, with Mark Rangell.
10.22(2)       Offer letter, dated June 12, 1998, with Tammy McLaren.
10.23(2)       Sublease, dated as of May 11, 1998, by and between
               Registrant and Echo Bay Management Corp.
10.24(2)       Sub-sublease Agreement, dated as of December 18, 1998, by
               and between Registrant and Project Discovery, Inc.
10.25(2)       Office lease, dated May 2, 1997, between Registrant and MBL
               Life Assurance Corporation.
10.26(2)       Office lease, dated September 29, 1995 between Registrant
               and MBL Life Assurance Corporation.
10.27(2)+      Consulting Agreement, dated June 10, 1998, by and between
               Registrant and ADIS International Ltd.
10.28(2)+      Consulting Agreement, dated September 16, 1998, by and
               between Registrant and ADIS International Ltd.
10.29(2)+      Development Services Agreement, dated November 8, 1999, by and between Registrant and Doheny Eye Medical Group, Inc.
10.30(2)+      Development Services Agreement, dated November 10, 1999 by and between Registrant and Delta Health Services.
10.31(2)+      Hosting Services Agreement, dated November 10, 1999, by and between Registrant and Delta Health Services.
10.32(2)       Office Lease Agreement, dated November 1, 1999, by and
               between Registrant and Mountain States Mutual Casualty
               Company.
10.33(2)+      Software License and Services Agreement, dated October 25,
               1999, by and between Registrant and Oracle Corporation.

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.34(2)+      Professional Services Agreement, dated September 9, 1999, by and between Registrant and Asthma Management Company.
10.35(2)       Consulting Services Agreement, dated November 29, 1999, by and between Registrant and Decision Consultants, Inc.
10.36(2)       Sublease dated December 17, 1999 by and between Registrant and The Pittsburgh & Midway Coal Mining Co.
10.37(3)       2000 Nonstatutory Stock Option Plan and related agreements.
10.38(3)       Agreement and Plan of Reorganization by and among XCare.net,
               AX Acquisition Corporation and United/Healthscope, Inc.
               d/b/a Advica Health Resources and AHR Seller Group dated
               November 8, 2000.
10.39(3)       Registration Rights Agreement by and Between XCare.net,
               Inc., United/HealthScope, Inc. (d/b/a Advica Health
               Resources), dated November 8, 2000.
10.40(3)       Stock Purchase Agreement by and Between XCare.net, Inc. and
               Integrated Media, Inc. and Alan Hochman, dated November 29,
               2000.
10.41(3)       Escrow Agreement Between XCare.net, Inc. and Alan Hochman,
               dated November 29, 2000.
10.42          Amended and Restated Healthcare.com Corporation Non-Employee
               Director Stock Option Plan (filed as Exhibit 10 to
               Healthcare.com's Quarterly Report on Form 10-Q for quarter ended June 30, 1999 (Commission file No. 0-27056) and
               incorporated herein by reference).
10.43          Healthcare.com Adjustment Stock Option Plan (filed as
               Exhibit 10.5 to Amendment No. 1 to Healthcare.com's
               Registration Statement on Form S-1 (Registration No.
               33-96478), and incorporated herein by reference).
10.44          Healthcare.com Restated Stock Option Plan Two (filed as
               Exhibit 10.2 to Healthcare.com's Quarterly Report on Form
               10-Q for the quarter ended March 31, 1998 (Commission file
               No. 0-27056), and incorporated herein by reference).
10.45(1)       Affiliate Agreement between XCare.net, Inc. and certain
               stockholders of Healthcare.com Corporation.
10.46(1)       Form of Robert Murrie Employment Agreement.
10.47(1)       Form of Severance Agreement.
16.1(4)        Letter dated as of April 17, 2001 from
               PricewaterhouseCoopers LLP to the Securities and Exchange
               Commission.
21.1(3)        XCare.net, Inc. Subsidiaries.
23.1           Consent of PricewaterhouseCoopers LLP, Independent
               Accountants (relating to consolidated financial statements for XCare.net, Inc.).
23.2           Consent of Ernst & Young LLP, Independent Auditors (relating to financial statements for Confer Software, Inc.).
23.3           Consent of KPMG LLP, Independent Accountants (relating to
               financial statements for Healthcare.com Corporation).
23.4           Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

-------------------------
(1) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Current Report on Form 8-K on May 18, 2001.

(2) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Registration Statement on Form S-1 (Registration Statement 333-90165) on November 2, 1999.

(3) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Annual Report on Form 10-K (File Number 333-90165) for the year ended December 31, 2000.

(4) Previously filed with the Securities and Exchange Commission as Exhibit 16.1 to Registrant's Current Report on Form 8-K on April 18, 2001.

 + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 *  Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULE.

                                                                     SCHEDULE II

                                XCARE.NET, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                               BALANCE AT
                                              BEGINNING OF   CHARGED TO                  BALANCE AT END
ALLOWANCE FOR UNCOLLECTIBLES                     PERIOD       EXPENSE     DEDUCTION(A)     OF PERIOD
----------------------------                  ------------   ----------   ------------   --------------
2000........................................      $141          $636          $231            $546
1999........................................        50            91            --             141
1998........................................         0            50            --              50

---------------

(a) Represents credit losses written off during the period, less collection of amounts previously written off.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, XCare.net, Inc. caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Englewood, State of Colorado, on this 31st day of August, 2001.


                                            XCARE.NET, INC.

                                            By:    /s/ LORINE R. SWEENEY
                                              ----------------------------------
                                                     Lorine R. Sweeney

                                                  Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lorine R. Sweeney and Gary T. Scherping and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 426(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ LORINE R. SWEENEY                  Chief Executive Officer          August 31, 2001
-----------------------------------------------------    (Principal Executive Officer)
                  Lorine R. Sweeney                      and Director

                /s/ GARY T. SCHERPING                  Executive VP of Finance, Chief   August 31, 2001
-----------------------------------------------------    Financial Officer (Principal
                  Gary T. Scherping                      Financial and Accounting
                                                         Officer) and Assistant
                                                         Secretary

                          *                            President, Chief Operating       August 31, 2001
-----------------------------------------------------    Officer and Director
                  Robert I. Murrie

                          *                            Chairman of the Board and        August 31, 2001
-----------------------------------------------------    Director
                  Jeffrey M. Krauss

                          *                            Director                         August 31, 2001
-----------------------------------------------------
                    Fred L. Brown

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                          *                            Director                         August 31, 2001
-----------------------------------------------------
                   Andrew Cowherd

                          *                            Director                         August 31, 2001
-----------------------------------------------------
                   James B. Hoover

                          *                            Director                         August 31, 2001
-----------------------------------------------------
                   Daniel Mitchell

                          *                            Director
-----------------------------------------------------
                  Joseph G. Bleser

                          *                            Director
-----------------------------------------------------
                   John W. Lawless

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
 2.1(1)        Agreement and Plan of Merger and Reorganization by and among
               Registrant, Orbit Acquisition Corp. and Healthcare.com
               Corporation, dated as of May 14, 2001.
 2.2*          Agreement and Plan of Merger and Reorganization by and among
               Registrant, Confer Acquisition Corp. and Confer Software,
               Inc., dated as of May 14, 2001.
 2.3*          Amendment No. 1 to Agreement and Plan of Merger and
               Reorganization by and among Registrant, Confer Acquisition
               Corp. and Confer Software, Inc., dated as of June 5, 2001.
 3.1(2)        Amended and Restated Certificate of Incorporation.
 3.2(2)        Bylaws.
 4.1(2)        Specimen Common Stock Certificate.
 4.2(2)        Second Amended and Restated Registration Rights Agreement,
               dated as of July 27, 1999, between Registrant and the
               parties named therein.
 4.3*          Registration Rights Agreement by and among Registrant and
               certain Stockholders of Confer Software, Inc., dated as of
               June 7, 2001.
 5.1*          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, as to the validity of the shares being
               registered.
 9.1(1)        Form of Voting Agreement between XCare.net, Inc. and certain stockholders of Healthcare.com Corporation.
 9.2(1)        Form of Voting Agreement between Healthcare.com Corporation and certain stockholders of XCare.net, Inc..
10.1(2)        Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2(2)        Amended and Restated 1997 Stock Option Plan.
10.3(2)        1999 Employee Stock Purchase Plan and related agreements.
10.4(2)        1999 Director Option Plan and related agreements.
10.5(2)+       Licensing Agreement, dated as of December 30, 1998 between
               Registrant and Match Healthcare Services, Ltd.
10.6(2)+       Master Licensing Agreement, dated February 4, 1999, between
               Registrant and Methodist Care, Inc.
10.7(2)        Services Agreement Subcontract, dated December 17, 1998
               between Registrant and PRC, Inc.
10.8(2)+       Master Licensing, Processing and Services Agreement, dated
               February 16, 1997, between Registrant and
               Healthscope/United, Inc.
10.9(2)+       System Management Contract, dated April 1, 1999, between
               Registrant and Advica Health Resources.
10.10(2)+      Administration Services Agreement, dated March 29, 1999,
               between Registrant and American Medical Pathways, Inc.
10.11(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.12(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.13(2)+      Supplemental Agreement, dated December 24, 1997, between
               Registrant and Brokerage Services Incorporated.
10.14(2)+      Employers Mutual, Inc. Assignment Letter, dated August 5,
               1999, between Registrant and Employers Mutual, Inc.
10.15(2)+      Master License and Services Agreement, dated June 24, 1998, between Registrant and Employers Mutual, Inc.

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.16(2)+      Contractor Agreement, dated February 19, 1999, between
               Registrant and Employers Mutual, Inc.
10.17(2)+      Master Licensing and Services Agreement, dated February 20,
               1998, between Registrant and Provider Services,
               Incorporated.
10.18(2)+      Contractor Agreement, dated April 27, 1999, between
               Registrant and Provider Services, Incorporated.
10.19(2)+      Master Licensing and Services Agreement, dated August 24,
               1998, between Registrant and Quest Diagnostics Incorporated.
10.20(2)       Offer letter, dated September 22, 1997, with Lorine Sweeney.
10.21(2)       Offer letter, dated December 12, 1997, with Mark Rangell.
10.22(2)       Offer letter, dated June 12, 1998, with Tammy McLaren.
10.23(2)       Sublease, dated as of May 11, 1998, by and between
               Registrant and Echo Bay Management Corp.
10.24(2)       Sub-sublease Agreement, dated as of December 18, 1998, by
               and between Registrant and Project Discovery, Inc.
10.25(2)       Office lease, dated May 2, 1997, between Registrant and MBL
               Life Assurance Corporation.
10.26(2)       Office lease, dated September 29, 1995 between Registrant
               and MBL Life Assurance Corporation.
10.27(2)+      Consulting Agreement, dated June 10, 1998, by and between
               Registrant and ADIS International Ltd.
10.28(2)+      Consulting Agreement, dated September 16, 1998, by and
               between Registrant and ADIS International Ltd.
10.29(2)+      Development Services Agreement, dated November 8, 1999, by and between Registrant and Doheny Eye Medical Group, Inc.
10.30(2)+      Development Services Agreement, dated November 10, 1999 by and between Registrant and Delta Health Services.
10.31(2)+      Hosting Services Agreement, dated November 10, 1999, by and between Registrant and Delta Health Services.
10.32(2)       Office Lease Agreement, dated November 1, 1999, by and
               between Registrant and Mountain States Mutual Casualty
               Company.
10.33(2)+      Software License and Services Agreement, dated October 25,
               1999, by and between Registrant and Oracle Corporation.
10.34(2)+      Professional Services Agreement, dated September 9, 1999, by and between Registrant and Asthma Management Company.
10.35(2)       Consulting Services Agreement, dated November 29, 1999, by and between Registrant and Decision Consultants, Inc.
10.36(2)       Sublease dated December 17, 1999 by and between Registrant and The Pittsburgh & Midway Coal Mining Co.
10.37(3)       2000 Nonstatutory Stock Option Plan and related agreements.
10.38(3)       Agreement and Plan of Reorganization by and among XCare.net,
               AX Acquisition Corporation and United/Healthscope, Inc.
               d/b/a Advica Health Resources and AHR Seller Group dated
               November 8, 2000.
10.39(3)       Registration Rights Agreement by and Between XCare.net,
               Inc., United/HealthScope, Inc. (d/b/a Advica Health
               Resources), dated November 8, 2000.
10.40(3)       Stock Purchase Agreement by and Between XCare.net, Inc. and
               Integrated Media, Inc. and Alan Hochman, dated November 29,
               2000.

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.41(3)       Escrow Agreement Between XCare.net, Inc. and Alan Hochman,
               dated November 29, 2000.
10.42          Amended and Restated Healthcare.com Corporation Non-Employee
               Director Stock Option Plan (filed as Exhibit 10 to
               Healthcare.com's Quarterly Report on Form 10-Q for quarter ended June 30, 1999 (Commission file No. 0-27056) and
               incorporated herein by reference).
10.43          Healthcare.com Adjustment Stock Option Plan (filed as
               Exhibit 10.5 to Amendment No. 1 to Healthcare.com's
               Registration Statement on Form S-1 (Registration No.
               33-96478), and incorporated herein by reference).
10.44          Healthcare.com Restated Stock Option Plan Two (filed as
               Exhibit 10.2 to Healthcare.com's Quarterly Report on Form
               10-Q for the quarter ended March 31, 1998 (Commission file
               No. 0-27056), and incorporated herein by reference).
10.45(1)       Affiliate Agreement between XCare.net, Inc. and certain
               stockholders of Healthcare.com Corporation.
10.46(1)       Form of Robert Murrie Employment Agreement.
10.47(1)       Form of Severance Agreement.
16.1(4)        Letter dated as of April 17, 2001 from
               PricewaterhouseCoopers LLP to the Securities and Exchange
               Commission.
21.1(3)        XCare.net, Inc. Subsidiaries.
23.1           Consent of PricewaterhouseCoopers LLP, Independent
               Accountants (relating to consolidated financial statements for XCare.net, Inc.).
23.2           Consent of Ernst & Young LLP, Independent Auditors (relating to financial statements for Confer Software, Inc.).
23.3           Consent of KPMG LLP, Independent Accountants (relating to
               financial statements for Healthcare.com Corporation).
23.4           Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

-------------------------
(1) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Current Report on Form 8-K on May 18, 2001.

(2) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Registration Statement on Form S-1 (Registration Statement 333-90165) on November 2, 1999.

(3) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Annual Report on Form 10-K (File Number 333-90165) for the year ended December 31, 2000.

(4) Previously filed with the Securities and Exchange Commission as Exhibit 16.1 to Registrant's Current Report on Form 8-K on April 18, 2001.

 + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 *  Previously filed.